82.4776

saipem
Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milano)
Tel. +39 025201 Fax +39 0252044415
www.saipem.eni.it

eni

RECEIVED
2009 OCT -6 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Prot. SEGR/ 437

San Donato M.se, October 1, 2009

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 11th August 2009
- Interim Consolidated Report as of June 30, 2009

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem
General Affairs Dept.
Company's Secretary Office Manager
Michele Nebbioli

09047078

saipem spa
Sede legale di San Donato Milanese, Via Martiri di Cefalonia, 67
Capitale Sociale Euro 441.410.900 i.v.
Registro Imprese di Milano, Codice Fiscale 00825790157
Partita Iva 00825790157, R.E.A. Milano n. 788744
Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

saipem

eni

Saipem: Six-month Report as at 30 June 2009

San Donato Milanese (Milan), 11 August 2009 – Saipem wishes to announce that the Six-month Report as at June 30, 2009 is now available to the public at Saipem's and Borsa Italiana's offices, and can be downloaded from the company's website, www.saipem.eni.it

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

saipem

Interim Consolidated Report as of June 30, 2009

MISSION

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.

Our skilled and multi-local teams create sustainable growth for our company and the communities in which we operate

OUR CORE VALUES

Commitment to safety, integrity, openness, flexibility, integration, innovation, quality, competitiveness, teamwork, humility, internationalisation

The forward-looking statements contained in this document are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Countries in which Saipem operates

EUROPE

Austria, Belgium, Croatia, Cyprus, Denmark, France, Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Principality of Monaco, Romania, Spain, Sweden, Switzerland, Turkey, United Kingdom

AMERICAS

Argentina, Brazil, Canada, Colombia, Dominican Republic, Ecuador, Mexico, Peru, Trinidad and Tobago, United States, Venezuela

CIS

Azerbaijan, Kazakhstan, Russia, Ukraine

AFRICA

Algeria, Angola, Cameroon, Congo, Egypt, Gabon, Ivory Coast, Libya, Morocco, Nigeria, Tunisia

MIDDLE EAST

Iraq, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates, Yemen

FAR EAST AND OCEANIA

Australia, China, India, Indonesia, Malaysia, Pakistan, Singapore, Taiwan, Thailand, Vietnam

BOARD OF DIRECTORS AND STATUTORY AUDITORS OF SAIPEM SpA

BOARD OF DIRECTORS

Chairman
Marco Mangiagalli

Deputy Chairman and Chief Executive Officer
Pietro Franco Tali

Deputy Chief Executive Officer
Hugh James O'Donnell

Directors
Jacques Yves Léost
Luca Anderlini
Anna Maria Artoni
Pierantonio Nebuloni
Salvatore Sardo
Ian Wybrew-Bond

BOARD OF STATUTORY AUDITORS

Chairman
Fabio Venegoni

Statutory Auditors
Fabrizio Gardi
Adriano Propersi

Alternate Auditors
Giulio Gamba
Alberto De Nigro

INDEPENDENT AUDITORS

PricewaterhouseCoopers SpA

Saipem is a subsidiary of Eni SpA

eni saipem

Interim Consolidated Report as of June 30, 2009

Contents

Saipem Group consolidated six-monthly report

Approved by the Board of Directors on July 29, 2009

Interim results

In the first half of 2009 the Saipem Group achieved better results than in the same period of 2008.

In particular
Revenues amounted to €5,158 million (€4,619 million in the first half of 2008).
Operating profit totalled €582 million (€492 million in the first half of 2008).
Adjusted net profit amounted to €374 million (€321 million in the first half of 2008).
Net profit totalled €374 million (€501 million in the first half of 2008, due to the sale of a holding that generated a net gain of €180 million).
Adjusted cash flow (adjusted net profit plus depreciation and amortisation) amounted to €594 million (€484 million in the first half of 2008).
The Offshore sector accounted for 42% of revenues and 54% of overall operating profits, the Onshore sector contributed 47% of revenues and 24% of overall operating profits, the Offshore Drilling sector 6% of revenues and 17% of overall operating profits and the Onshore Drilling sector generated 5% of revenues and 5% of overall operating profits.
Following the distribution of dividends, the capital expended during the first half of the year and the adjustment of working capital, net borrowings at June 30, 2009 stood at €2,751 million (€2,032 million at December 31, 2008).
The following events of particular importance took place during the period:

- investments continued, in particular those relating to the new semi-submersible drilling rigs, Scarabeo 8 and Scarabeo 9, the new ultra-deepwater drillship Saipem 12000, a new pipelayer vessel and the new deepwater field development ship, Saipem FDS 2;
- the Group was awarded new contracts worth €5,068 million, net of amounts relating to contracts already acquired. The order backlog at June 30, 2009 amounted to €19,015 million, which was close to the record levels recorded at year end 2008.

The excellent results achieved in the first half of 2009, which were mainly due to the efficient implementation of contracts acquired during a particularly health market situation, provided further confirmation that Saipem's industrial model – based on a technologically advanced fleet, unique engineering and project management expertise and long-standing local presence – affords the Group a competitive edge both for the supply of specialised services and the execution of turnkey projects in frontier areas.

Saipem Group structure


Saipem SpA
100.00%
Saipem International BV
100.00%
Snamprogetti Netherlands BV
1.00%
99.00%
Andromeda Consultoria Tecnica e Representações Ltda
100.00%
Snamprogetti USA Inc
100.00%
Saipem Holding France sas
100.00%
Saipem Perfurações e Construções Petroliferas Lda
100.00%
Saipem (Portugal) - Gestão de Participações SGPS SA
100.00%
Saipem Asia Sdn Bhd
Snamprogetti Management Services SA
100.00%
100.00%
Snamprogetti Ltd
100.00%
Saipem Luxembourg SA
100.00%
PT Saipem Indonesia
100.00%
Petrex SA
Snamprogetti Romania Srl
99.00%
99.00%
Snamprogetti Lummus Gas Ltd
1.00%
100.00%
Saipem (Portugal) Comércio Maritimo Sociedade Unipessoal Lda
100.00%
Saipem Mediterran Usluge doo
100.00%
Sigurd Rück AG
100.00%
Snamprogetti Engineering BV
20.00%
80.00%
Star Gulf Free Zone Co
60.00%
Saudi Arabian Saipem Ltd
95.00%
Snamprogetti Saudi Arabia Co Ltd Llc
5.00%
100.00%
Snamprogetti France sarl
100.00%
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda
97.94%
Saipem Contracting (Nigeria) Ltd
100.00%
Sonsub AS
89.41%
Saipem (Nigeria) Ltd
100.00%
Sonsub International Pty Ltd
1.00%
99.00%
Saipem Ukraine Llc
41.94%
Saipem (Malaysia) Sdn Bhd
100.00%
North Caspian Service Co Llp
50.00%
ER SAI Caspian Contractor Llc
100.00%
Moss Maritime AS
100.00%
Global Petroprojects Services AG
100.00%
Katran-K Llc
100.00%
Snamprogetti Canada Inc
50.00%
100.00%
Saipem UK Ltd
100.00%
ERS Equipment Rental & Services BV
100.00%
European Maritime Commerce BV
0.02%
European Marine Contractors Ltd
50.00%
100.00%
European Marine Investments Ltd
99.98%
Saipem Services sa
100.00%
Saipem America Inc
99.92%
Saipem Misr for Petroleum Services (S.A.E.)
0.04%
0.04%
100.00%
Saipem (Beijing) Technical Services Co Ltd
100.00%
Saipem Maritime Asset Management Luxembourg Sarl
50.00%
Saipem Aban Drilling Co Pvt Ltd
50.00%


100.00%
Snamprogetti Sud SpA
99.90%
Snamprogetti Chiyoda sas di Saipem SpA
100.00%
Saipem sa
100.00%
Saipem Discoverer Invest sarl
100.00%
Intermare Sarda SpA
100.00%
Saipem Energy Services SpA
100.00%
Saipem do Brasil Serviçõs de Petroleo Ltda
100.00%
Delong Hersent Unipessoal Lda
70.00%
Petromar Lda
100.00%
Saipem Singapore Pte Ltd
100.00%
Entreprise Nouvelle Marcellin sa
99.99%
Boscongo sa
100.00%
Saipem India Project Ltd
100.00%
BOS Investment Ltd
100.00%
BOS-UIE Ltd
100.00%
Saimexicana SA de Cv
100.00%
Saipem Services México SA de Cv
100.00%
Saigut SA de Cv
100.00%
Sofresid sa
99.99%
Sofresid Engineering sa
100.00%
Saipem Contracting Algerie SpA
100.00%
SAS Port de Tanger Unipersonelle
100.00%
Saibos Construções Maritimas Unipessoal Lda
99.84%
Services et Equipements Gaziers et Petroliers sa
100.00%
Société de Construction d'Oleoducts Snc
100.00%
Saipem Energy Italia SpA

The diagram only includes Saipem subsidiaries

82.4776

Operating and Financial Review

Saipem SpA share performance

During the first half of 2009, the value of Saipem ordinary shares on the Italian Stock Exchange increased by 47%, to €17.47 at June 30, 2009 (versus €11.92 at year end 2008).

On May 21, 2009, a dividend of €0.55 per ordinary share was distributed to shareholders, an increase in excess of 25% compared to the previous year (€0.44 per share).

The negative market conditions seen during the end of 2008 continued to have an adverse effect on the oil services sector in the first quarter of 2009, where the uncertainty caused by the financial crisis and the volatility of oil prices pushed the Saipem share down to its period low of €10.78. However, in spite of the difficult situation, the Company managed to keep its order backlog at the record levels seen in 2008, due in part to its exposure to markets which were less affected by the fall in demand. The Saipem share reaped the benefits of this from the second quarter on, and was also boosted by an improved overall market outlook and by expectations of an easing up of market pressure and a recovery in oil and gas demand. The share price grew almost constantly during the remainder of the period, climbing to its top price of €19.34 at the beginning of June, before closing the period at slightly lower levels.

During the first six months of 2009, the Saipem share outperformed the FTSE/MIB index (which dropped by 2% over the period) by more than 50%.

The Company's market capitalisation at the end of the period was approximately €7.7 billion, representing an increase of approximately €2.5 billion from the figure at year end 2008.

In terms of share liquidity, shares traded in the first half of the year totalled approximately 514 million, slightly down on the first half of 2008 (approximately 518 million). The average number of shares traded daily for the period was in excess of 4 million, while the value of shares traded was over €7.5 billion, compared with approximately €13 billion in the first half of 2008.

The price of the savings shares, which are convertible at par with ordinary shares, and are of a limited number (145,448 at June 30, 2009), rose by 7% from €16.82 at year end 2008 to €18 at June 30, 2009. The dividend distributed on savings shares was €0.58 per share (€0.47 in the previous year, representing an increase of 23%).

Share prices on the Milan Stock Exchange

(€)	2005	2006	2007	2008	First half 2009
Ordinary shares:					
- maximum	14.34	21.14	31.56	30.44	**19.34**
- minimum	8.69	13.79	18.32	10.29	**10.78**
- average	11.40	17.85	24.72	23.19	**14.66**
- period end	13.79	19.71	27.30	11.92	**17.47**
Savings shares:					
- maximum	15.52	21.50	41.50	30.05	**18.50**
- minimum	8.74	14.42	19.10	16.82	**14.85**
- average	11.95	18.24	26.97	26.43	**16.50**
- period end	15.00	19.62	28.50	16.82	**18.00**

Saipem and FTSE MIB - Average monthly prices January 2004-July 2009


Price in euro of Saipem shares
FTSE MIB value
2004
2005
2006
2007
2008
2009
33.00
29.50
26.00
22.50
19.00
15.50
12.00
8.50
5.00
48,000
43,500
39,000
34,500
30,000
25,500
21,000
16,500
12,000
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7
Saipem
FTSE MIB

Glossary

FINANCIAL TERMS

Contribution from operations: operating profit before general and administrative expenses.

IFRS: International Financial Reporting Standards: issued by IASB (International Accounting Standards Board) and adopted by the European Commission. They comprise: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and the Standing Interpretations Committee (SIC) adopted by IASB. The denomination International Financial Reporting Standards (IFRS) has been adopted by IASB and applies to standards issued after May 2003. Standards issued before May 2003 have maintained the denomination IAS.

Leverage: a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity including minority interest.

ROACE: Return On Average Capital Employed is calculated as the ratio between adjusted net profit before minority interest, plus net finance charges on net borrowings less the related tax effect and net average capital employed.

OPERATIONAL TERMS

Buckle detection: system that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

Bundles: bundles of cables.

Commissioning: series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

Concrete coating: subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion.

Conventional waters: depth of up to 500 metres.

Deck: area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Decommissioning: undertaken in order to end operations of a gas pipeline, associated plant and equipment. It may occur at the end of the life of the plant, following an accident, for technical or financial reasons, and/or on environmental or safety grounds.

Deep waters: depths of over 500 metres.

Drillship: vessel equipped with self-propulsion system, capable of carrying out drilling operations in deep waters.

Dynamic Positioned Heavy Lifting Vessel: vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

EPC (Engineering, Procurement, Construction): a type of contract typical of the Onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): a type of contract typical of the Offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start-up of operations.

Facility: auxiliary services, structures and installations required to support the main systems.

Flare: tall metal structure used to burn off gas produced by the oil/gas separation in oil fields, when it is not possible to utilise it onsite or ship it elsewhere.

Floatover: type of module installation onto offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.

Hydrotesting: operation involving high pressure (higher than operational pressure) water being

pumped into a pipeline to ensure that it is devoid of defects.

Hydrotreating: refining process aimed at improving the characteristics of oil fractions.

Jacket: platform underside structure fixed to the seabed using piles.

Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations.

J-laying: method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble the letter 'J'. This configuration is suited to deep-water pipe laying.

LNG: Liquefied Natural Gas is obtained by cooling natural gas to minus 160 °C. At normal pressure gas is liquefied to facilitate its transportation from the place of extraction to that of processing and/or utilisation. One tonne of LNG equates to 1,500 cubic metres of gas.

LPG: Liquefied Petroleum Gases. Produced in refineries through the fractionation of crude oil and subsequent processes, liquid petroleum gases exist in a gaseous state at ambient temperatures and atmospheric pressure, but change to a liquid state under moderate pressure at ambient temperatures, thus enabling large quantities to be stored in easy to handle metal pressure vessels.

LTI (Lost Time Injury): an LTI is any work-related injury that renders the injured person temporarily unable to perform any regular job or restricted work on any day/shift after the day or shift on which the injury occurred.

Midstream: sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

Moon pool: opening in the hull of a drillship to allow for the passage of operational equipment.

Mooring buoy: offshore mooring system.

Offshore/Onshore: the term offshore indicates a portion of open sea and, by extension, the activities carried out in such area, while onshore refers to land operations.

Pig: piece of equipment used to internally clean, descale and survey a pipeline.

Piggy backed pipeline: small-diameter pipeline, fixed to a larger pipeline, used to transport a product other than that of the main line.

Pile: long and heavy steel pylon driven into the seabed; a system of piles is used as the foundation for anchoring a fixed platform or other offshore structures.

Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from water pressure.

Piping and Instrumentation Diagram (P&ID): diagram showing all plant equipment, piping and instrumentation with associated shutdown and safety valves.

Pre-commissioning: comprises pipeline cleaning out and drying.

Pre-drilling template: support structure for a drilling platform.

Pulling: minor operations on oil wells due to maintenance or marginal replacements.

Rig: drilling installation comprising the derrick, the drill deck, which supports the derrick, and ancillary installations that enable the descent, ascent and rotation of the drill unit as well as mud extraction.

Riser: manifold connecting the subsea wellhead to the surface.

ROV (Remotely Operated Vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

S-laying: method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble the letter 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water pipelaying.

Slug catcher: equipment for the purification of gas.

Sour water: water containing dissolved pollutants.

Spar: floating production system, anchored to the seabed by means of a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

Spare capacity: ratio between production and production capacity, i.e. the quantity of oil in excess of demand.

Spool: connection between a subsea pipeline and the platform riser, or between the terminations of two pipelines.

Stripping: process through which volatile compounds are removed from the liquid solution or the solid mass in which they have been diluted.

Surf facility: pipelines and equipment connecting the well or subsea system to a floating unit.

Template: rigid and modular subsea structure where the oilfield well-heads are located.

Tender assisted drilling unit: offshore platform complete with drilling tower, connected to a drilling support tender vessel housing all necessary ancillary infrastructure.

Tendons: pulling cables used on tension leg platforms used to ensure platform stability during operations.

Tension Leg Platform (TLP): fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra-deep waters.

Tie-in: connection between a production line and a subsea wellhead or simply a connection between two pipeline sections.

Topside: portion of platform above the jacket.

Trenching: burying of offshore or onshore pipelines.

Trunkline: oil pipeline connecting large storage facilities to the production facilities, refineries and/or onshore terminals.

Umbilical: flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Vacuum: second stage of oil distillation.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

Operating review

NEW CONTRACTS AND BACKLOG

New contracts awarded to the Saipem Group during the first half of 2009 amounted to €5,068 million (€5,471 million in the first half of 2008).
Of these, 37% were in the Offshore sector, 46% in the Onshore sector, 10% in the Onshore Drilling sector and 7% in the Offshore Drilling sector.
New contracts to be carried out abroad accounted for 93% of the overall figure and contracts awarded by Eni Group companies 29%. Finally, orders awarded to the Parent Company Saipem SpA amounted to 46% of the overall total.
The backlog of the Saipem Group at June 30, 2009 stood at €19,015 million.

New contracts by geographical area
(€ million)



369 Italy
140 Rest of Europe
1,419 Russia*
452 Rest of Asia
2,332 North Africa
305 West Africa
51 Americas

(*) Includes Kazakhstan and Azerbaijan.

Saipem Group - Contracts awarded in the first half of 2009

Year 2008 Amount	%	(€ million)	First half 2008 Amount	%	**First half 2009** Amount	%
5,935	43	Saipem SpA	1,808	33	**2,319**	**46**
7,925	57	Group companies	3,663	67	**2,749**	**54**
13,860	**100**	**Total**	**5,471**	**100**	**5,068**	**100**
4,381	32	Offshore	3,419	63	**1,864**	**37**
7,522	54	Onshore	1,055	19	**2,340**	**46**
760	5	Offshore Drilling	213	4	**331**	**7**
1,197	9	Onshore Drilling	784	14	**533**	**10**
13,860	**100**	**Total**	**5,471**	**100**	**5,068**	**100**
831	6	Italy	455	8	**369**	**7**
13,029	94	Abroad	5,016	92	**4,699**	**93**
13,860	**100**	**Total**	**5,471**	**100**	**5,068**	**100**
540	4	Eni Group	62	1	**1,478**	**29**
13,320	96	Third parties	5,409	99	**3,590**	**71**
13,860	**100**	**Total**	**5,471**	**100**	**5,068**	**100**

The breakdown of the backlog by sector is as follows: 23% in the Offshore sector, 48% in the Onshore sector, 20% in Offshore Drilling and 9% in the Onshore Drilling sector.
98% of orders were on behalf of overseas clients, while orders from Eni Group companies represented 18% of the overall backlog. Finally, the Parent Company Saipem SpA accounted for 53% of the total order backlog.

Backlog by geographical area
(€ million)



294 Italy
1,928 Rest of Europe
1,373 Russia*
1,744 Saudi Arabia
1,649 Rest of Asia
6,631 North Africa
3,102 West Africa
2.294 Americas

(*) Includes Kazakhstan and Azerbaijan.

Saipem Group - New contracts awarded as at June 30, 2009

Dec. 31, 2008		(€ million)	June 30, 2008		**June 30, 2009**	
Amount	%		Amount	%	Amount	%
9,453	49	Saipem SpA	5,139	32	**9,989**	**53**
9,652	51	Group companies	11,052	68	**9,026**	**47**
19,105	**100**	**Total**	**16,191**	**100**	**19,015**	**100**
4,682	24	Offshore	5,842	36	**4,349**	**23**
9,201	48	Onshore	5,616	35	**9,135**	**48**
3,759	20	Offshore Drilling	3,446	21	**3,804**	**20**
1,463	8	Onshore Drilling	1,287	8	**1,727**	**9**
19,105	**100**	**Total**	**16,191**	**100**	**19,015**	**100**
435	2	Italy	731	5	**294**	**2**
18,670	98	Abroad	15,460	95	**18,721**	**98**
19,105	**100**	**Total**	**16,191**	**100**	**19,015**	**100**
2,548	13	Eni Group	2,724	17	**3,391**	**18**
16,557	87	Third parties	13,467	83	**15,624**	**82**
19,105	**100**	**Total**	**16,191**	**100**	**19,015**	**100**

CAPITAL EXPENDITURE

Investments in the first half of 2009 amounted to €880 million (€979 million in the first half of 2008) and mainly related to:
- €367 million in the Offshore sector, relating to the purchase of the lay barge Piper, construction of a new pipe lay vessel and a deepwater field development ship, the construction of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- €403 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, a new ultra-deep water drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- €97 million in the Onshore Drilling sector for the upgrading of existing assets and the construction of three rigs;
- €13 million in the Onshore sector for maintenance and upgrading of the existing asset base.

The following table provides a breakdown of capital expenditure in the first half of 2009:

Capital expenditure

Year 2008	(€ million)	First half 2008	First half 2009
219	Saipem SpA	26	**83**
1,825	Group companies	953	**797**
2,044	**Total**	**979**	**880**
763	Offshore	385	**367**
60	Onshore	33	**13**
796	Offshore Drilling	449	**403**
425	Onshore Drilling	112	**97**
2,044	**Total**	**979**	**880**
1,854	Investments	850	**855**
190	FPSO	129	**25**
2,044	**Total**	**979**	**880**

Details of capital expenditure for the individual business units are provided in the following paragraphs.

OFFSHORE

General overview

The Saipem Group possesses a strong, technologically advanced and highly-versatile fleet and world class engineering and project management expertise.
These unique capabilities and competences, together with a long-standing presence in strategic frontier markets represent an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation, Construction) projects.
The Group boasts a fleet of semi-submersible vessels equipped with state-of-the-art technologies, the most noteworthy of which is the Saipem 7000, thanks to its dynamic positioning system, 14,000-tonne lifting capacity and capability to lay subsea pipelines in ultra-deep waters using the 'J-lay' system, which can handle a suspended load of up to 1,450 tonnes during pipelay operations. Other vessels include the Castoro Sei, capable of laying large diameter subsea pipelines, the Field Development Ship (FDS), a special purpose vessel used in the development of deep-water fields, equipped with a dynamic positioning system, a 600-tonne lifting capacity crane, and a vertical pipelaying system able to work in water depths of up to 2,000 metres and the Saipem 3000, capable of laying flexible pipelines and installing umbilicals and mooring systems in deep waters and installing subsea structures of up to 2,200 tonnes.
Saipem also enjoys a strong position in the subsea market, thanks to its use of highly sophisticated technologies, such as subsea ROVs (Remotely Operated Vehicles) and specially-equipped robots capable of carrying out complex deep-water pipeline operations.
Furthermore, Saipem's strengthening of its design expertise in the floating production sector and its ability to manage turnkey projects have enabled the Group to successfully market itself as an operator in the Leased FPSO sector, with a fleet comprising the FPSO Cidade de Vitoria and the FPSO Gimboa.

Market conditions

The impact of the global economic crisis on the Offshore sector during the first six months of 2009 was such that the sector's performance was worse than had previously been forecast during 2008.
The restrictions on credit and the fall in oil prices had a negative effect in particular on smaller, inexperienced firms with low cash flows and high indebtedness, mostly located in the Asia-Pacific area.
Whereas previously the time-to-market of projects represented the primary concern, the deterioration of the economic climate led oil companies to focus on cost containment. As a result, the implementation of a number of projects was postponed while certain fast-track projects were cancelled.

However, it is widely thought that medium to large deepwater projects, which are based on long-term strategies, are not likely to be significantly impacted by the crisis. Furthermore, the offshore industry's fundamentals continue to be positive.

The financial crisis has also had a pronounced impact on activities in the FPSO and URF (Umbilicals, Flowlines and Risers) sector, where new contract awards came to a standstill in the last six months.
Independent operators in the leased FPSO sector, particularly those with limited financial resources were worst hit by the tightening of the credit markets. Their liquidity problems were exacerbated by the rise in shipyard costs for vessel conversions.

The backlog for new FPSOs continued to drop, recording a fall of 36% versus the record levels of 2007 to the lowest figure since year end 2005.
The crisis also severely hit the new start ups that - attracted by the high oil prices - had been building FPSOs on a speculative basis, many of which either went bankrupt, were forced out of the market or left in urgent need of refinancing.
However, there have been positive signs of a possible end to the crisis, with the number of projects at the bid stage increasing compared with the previous year.

The large diameter pipeline segment continued to perform badly as in the previous two years, which did not see the laying of any long-distance pipelines. The level of activities remained low, in particular in the North Sea and Asia-Pacific.
As of next year, the market is expected to pick up strongly, with a number of projects - such as the Nord Stream project - having already received the green light.

In the subsea developments sector, there was significant satellite well installation activity in mature offshore areas, such as the North Sea.
Activities in the Gulf of Mexico increased with respect to 2008, with the development of satellite fields and SURF activities connected with the bringing into production of large fields situated in deep waters, such as Thunder Horse, Shenzi and Tahiti.
Deep water activities also increased in Brazil, due to the implementation of projects connected with the installation of FPSO units.
The fixed platform sector did not appear to be particularly affected by the crisis either, and showed further signs of growth following the significant increase in investments recorded in 2008. The exception to this was the Asia-Pacific area, which seemed to be the geographical area worst hit by the economic crisis. North Sea installations also recovered after the slowdown experienced by the market in 2008.

In the offshore regasification sector, Saipem is currently in the process of constructing the world's first offshore regasification terminal off the coast of Livorno (Italy), while the first FSRU (Floating Storage and Regasification Unit) moored to a jetty was installed in Brazil during 2008.
The crisis had a negative impact on projects connected with the spot market in particular, while projects designed to meet strategic import requirements were only marginally affected.
On the offshore liquefaction market, the worsening market conditions caused a cooling off of interest in the sector, although the medium-term outlook remains healthy.

New contracts

The most significant contracts awarded to the Group during the period were:
- for Agip KCO, the Hook Up and Commissioning project in Kazakhstan as part of the Kashagan field development experimental programme, comprising hook-up and commissioning of offshore facilities and pre-fabrication and completion of modules at the Kuryk yard in Kazakhstan. The contract was awarded in partnership with Aker Solutions;
- for Premier Oil Natuna Sea BV, the EPIC project Gajah Baru, in the West Natuna Sea offshore Indonesia, comprising engineering, procurement, installation and construction of two platforms, in addition to a connecting bridge and a 16" gas export pipeline. One

of the platforms will be installed using the float-over method. The contract was awarded to a consortium with PT SMOE Indonesia, of which Saipem is the leader.

Capital expenditure

The most significant investments in this sector included:
- the continuation of investment in a new pipelayer, CastorOne, equipped with dynamic positioning, designed for laying large diameter pipes in arctic conditions/deep waters;
- the continuation in Kazakhstan, for Agip KCO, of the programme for the development of the Kashagan field in Kazakhstan;
- the continuation of investments for the construction of the new Saipem FDS 2 deepwater field development ship;
- the continuation of construction works on a new diving support vessel;
- strengthening of the operating bases/yards in West Africa and Saudi Arabia;
- the continuation of investments for the construction of a new fabrication yard in Indonesia;
- upgrading and integration works on the fleet's main vessels;
- purchase of the lay barge Piper.

Work performed

Activities in the first half of 2009 consisted of the laying of approximately 673 km of pipelines and the installation of 31,262 tonnes of plant and equipment. The main projects were as follows.

In the northern Adriatic, engineering and preparatory activities began on the 2009 offshore works programme as part of the **Framework Agreement** signed during the year with InAgip doo and Eni Exploration & Production.
Meanwhile, activities were completed in connection with the **Adriatic LNG** project, for Terminale GNL Adriatico, which encompassed the laying of a gas pipeline at Porto Levante, connecting a regasification plant under construction to the national grid, in addition to the laying of fibre optic cables linking the regasification plant to onshore facilities. Installation works necessary to complete the project were carried out by the S355.

In the Mediterranean Sea, Saipem also carried out the following works:
- testing and pre-commissioning was completed on the EPIC project **Medgaz**, for Medgaz, which encompassed the installation of a subsea pipeline system for the transportation of natural gas from Algeria to Spain across the Mediterranean Sea. The works were carried out using the semi-submersible, self-propelled, pipelay vessel S7000, the semi-submersible pipelay vessel Castoro Sei and the pipelay vessel Crawler;
- the pipelaying activities were completed on the **Maamoura** project, for Eni Tunisia BV, as part of an EPIC contract which encompassed project management, engineering, procurement, fabrication and installation of a platform and the laying of two pipelines; the operations were carried out utilising the pipelay vessel Crawler;
- laying, post-trenching and testing activities were completed on the **Balearic** project, for Enagas SA, in Spain, which encompassed project management, engineering, transport and installation of two gas pipelines, connecting mainland Spain to Ibiza and Ibiza to Mallorca. The works were carried out using the semi-submersible pipelay vessel Castoro Sei and the pipelay vessel Crawler;
- construction and pipeline coating activities were completed and installation activities commenced on the **Sequoia** project, for Burullus Gas Co, in Egypt, which encompasses engineering, procurement, installation and commissioning of the subsea development system for the Sequoia field and of a new gas export pipeline;
- detailed engineering and procurement activities were completed on the **Sabratha** project, for Mellitah Oil & Gas, in Libya, which comprises modifications to the Sabratha platform to increase production capacity.

In Saudi Arabia, following the signing of a **Long Term Agreement**, with Saudi Aramco, for the engineering, procurement, fabrication, transport and installation of structures, platforms and pipelines offshore Saudi Arabia, works were completed for the construction of a new fabrication yard at Dammam, where construction works on platforms which will be installed in the next few years are currently underway. Engineering and preparatory activities are also well underway for the installation of a gas pipeline and various flowlines.

In the Far East, Saipem carried out the following projects:
- pipelaying works were completed on the **Ledong** project, for COOEC, which encompassed the transportation and installation of a jacket in the Ledong field in China. Operations were carried out utilising the semi-submersible pipelay vessel Semac 1;
- activities were completed on the **North Belut** project, for ConocoPhillips, in Indonesia, which comprised engineering, procurement, transport and installation of topsides for a process platform. The platform, which was the heaviest ever installed in Indonesian waters, was installed using a positioning system known as 'floatover';
- engineering and preparatory activities are underway for Premier Oil Natuna Sea BV, on the EPIC project, **Gajah Baru**, in the West Natuna Sea offshore Indonesia, which encompasses engineering, procurement and installation of two platforms and a bridge connecting the platforms to a subsea gas export pipeline. One of the platforms will be installed using the float-over method. The contract will be carried out in consortium (Saipem being the leader) with PT SMOE Indonesia;
- offshore works are underway on the **Bohai Bay Development** project, for COOEC, in China, which encompasses engineering, project management and installation of nine sealines and a pipe-in-pipe in the bay of Bohai;
- offshore works are underway on the **Pearl** project, for PTSC, in Vietnam, which encompasses engineering and installation of a platform and two pipelines;
- engineering and project management activities are underway on the **Premier Oil Block 12 Development**, for PTSC, in Vietnam, which comprises engineering, project management, transport and installation of a platform, five pipelines and an umbilical.

In Australia, Saipem carried out the following projects:
- installation works using the pipelay vessel Castoro Otto continued on the EPIC-type **Blacktip** project, for Eni Australia Ltd, comprising engineering, procurement, construction, installation and commissioning of a production platform and associated subsea pipeline system for transporting oil and gas to an onshore terminal.

In West Africa, Saipem carried out the following works:
- the EPIC contract **AKPO**, for Total Upstream Nigeria Ltd, in Nigeria, was completed. The project encompassed engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers, as well as the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform. Completion of the pipelines and the installation of risers and spools was carried out using the Saipem FDS;
- the EPIC-type **Awa Paloukou** project, for Eni Congo SA, in Congo, was completed. The project encompassed engineering, procurement, transport, installation, hook-up and pre-commissioning of a platform, as well as the laying of an interconnecting pipeline linking the platform to the Djeno terminal. Pipelaying operations were carried out by the derrick lay barge Castoro II;
- the fabrication of subsea facilities is underway on the **Block 17** EPIC contract, in Angola, for Total E&P Angola, which involves exporting gas from Block 17 for injection into two oil depleted reservoirs located offshore Angola. The contract includes engineering, procurement, fabrication, transportation and installation of a new gas injection platform;
- offshore works are underway on the EPIC-type **FARM** project, for Cabinda Gulf Oil Co Ltd, in Angola, utilising the work barge Saibos 230 and the self-propelled derrick crane vessel Saipem 3000. The project comprises the construction of 10 flare stacks and modifications to the gas combustion and discharge systems for 14 platforms in Block 0, which are located off the coast of Cabinda province;
- offshore works were completed on the **Malongo Oil Export** project, for Cabinda Gulf Oil Co Ltd, in Angola. The project encompasses project management, engineering, transport and installation of a pipeline;
- activities are underway on the EPIC-type **Olowi** project, for CNR International (Olowi), for the development of the Olowi field, in Gabon, comprising engineering, procurement, construction and installation of three wellhead towers, three platforms and associated umbilicals. Installation of the first platform was carried out by the derrick lay barge Castoro II;
- activities are in course on the EPIC type **Usan** project, for Elf Petroleum Nigeria (Total), relating to the subsea development of the Usan deepwater field, located approximately 160 km south of Port Harcourt, in Nigeria. The contract encompasses the

engineering, procurement, fabrication, installation and assistance to commissioning and start-up for subsea umbilicals, flowlines and risers connecting the 42 subsea wells to the FPSO system, as well as the construction of the oil loading terminal, consisting of an offloading buoy and two offloading lines, and part of the FPSO anchoring system;
- engineering, procurement, construction and installation activities are ongoing on the EPIC-type project **SCP**, for Total E&P Angola, which includes the construction and commissioning of a platform in Block 2, in Angola;
- work is underway on the EPIC-type project, **Libondo Platform LB1 and associated pipelines**, for Total E&P Congo, in Congo, which encompasses engineering, procurement, construction and installation of two subsea pipelines, two subseas cables and the installation of a platform.

In the North Sea, pipelaying activities are underway using the Castoro Sei and other support vessels on the **Gjoa Development** project, for Statoil Hydro Petroleum AS, which includes the installation of one oil pipeline and one gas pipeline.

In addition, preparatory work continued on the **Nord Stream** project, for Nord Stream AG (international joint venture formed by Gazprom, BASF/Wintershall, E.ON Ruhrgas and NV Nederlandse Gasunie). The contract involves the laying of a gas pipeline composed of two parallel pipes that will link Vyborg in Russia with Greifswald in Germany across the Baltic Sea.

Again in the North Sea, Saipem continued installation operations using the vessel Saipem 7000 on the following projects:
- the **Frigg and MCP-01 Decommissioning** project, for AKOP (Aker Kvaerner Offshore Partners), comprising the removal and transportation of a jacket and seven platforms from the Frigg and MCP-01 gas fields in British and Norwegian waters;
- the **Valhall** project, for Statoil Hydro Petroleum AS, comprising the transportation and installation of five interconnecting bridges and two wellhead towers for the Valhall field, in Norway;
- the **Ormen Lange** project, for Statoil Hydro Petroleum AS, which covers the installation of a template (Template D) and other subsea facilities in the Ormen Lange Southern field, in Norway.

Activities continued on the **Underwater Service Contract Long Term Agreement**, in Azerbaijan, for BP Exploration (Caspian Sea) Ltd, comprising subsea inspection, maintenance and repair works of BP offshore infrastructure in the Azeri offshore, including for platforms previously installed by BP Exploration.

In Kazakhstan, for Agip KCO, as part of the programme for the development of the Kashagan field in the Kazakh waters of the Caspian Sea:
- offshore pipelaying operations continued as part of the **Kashagan Trunkline and Production Flowlines** project. The project comprises engineering, procurement, coating, laying and commissioning of pipelines, fibre optic cables and umbilicals. Pipes were supplied by the Client;
- the activities planned for 2009 based on the schedule supplied by the Client continued on the **Kashagan Piles and Flares** project. The contract comprises construction, assembly, transport and installation of piles, flares in addition to sixteen barges to house plant modules; the scope of work also includes the procurement, fabrication and installation of associated mooring and protection structures;
- the activities commenced in 2008 under the preliminary contract for the **Kashagan Hook Up and Commissioning** project, for Agip KCO, continued during the period. The contract, awarded in consortium with Aker, comprises the hook-up and commissioning of offshore facilities and pre-fabrication and completion of modules at the Kuryk yard in Kazakhstan.

In South America, Saipem carried out the following projects:
- for Companhia Mexilhao do Brasil, engineering activities are ongoing as part of the **Mexilhao** contract, in Brazil, comprising transport and installation of a jacket, mooring piles and topsides for the PMXL-1 platform for the Mexilhao field development in the Santos basin, approximately 140 km off the coast of the State of San Paolo;
- engineering, procurement and construction activities are progressing on the **Uruguà-Mexilhao Pipeline** contract, for Petrobras, in the Santos Basin off the coast of Brazil, comprising transport, installation and testing of the pipeline linking the FPSO Cidade de Santos, located in the exploratory Block BS-500, in 1,372 metres of water, to a gas platform in 172 metres of water in the Uruguà field.

The following also carried out operations during the half year period:
- the FPSO Cidade de Vitoria carried out operations on behalf of Petrobras, as part of an eleven-year contract, on the second phase of the **Golfinho** field development, situated off the coast of Brazil at a water depth of 1,400 metres;
- the FPSO Gimboa carried out operations on behalf of Sonangol P&P, under the contract for the provision and operation of an FPSO unit for the development of the **Gimboa** field, located in Block 4/05 offshore Angola, at a water depth of 700 metres.

Maintenance operations also continued during the period for Eni Exploration & Production division on their oil and gas production plants in Italy.

Offshore fleet at June 30, 2009

Saipem 7000	Semi-submersible, self-propelled pipelay and D.P. derrick vessel capable of lifting structures of up to 14,000 tonnes and of 'J-laying' pipelines at depths of up to 3,000 metres.
Saipem FDS	Multi-purpose mono-hull dynamically positioned crane and pipelay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipe in 'J-lay' configuration and lifting structures of up to 600 tonnes.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Sette	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Mono-hull derrick pipelay ship capable of laying pipes of up to 60" diameter and lifting structures of up to 2,200 tonnes.
Saipem 3000	Mono-hull, self-propelled D.P. derrick crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures of up to 2,200 tonnes.
Bar Protector	Dynamically positioned diving support vessel used for deep-water diving operations and works on platforms.
Semac 1	Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters.
Castoro II	Derrick lay barge capable of laying pipe of up to 60" diameter and lifting structures of up to 1,000 tonnes.
Castoro 10	Trench barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Castoro 12	Shallow-water pipelay barge, capable of laying pipe up to 40" diameter in waters of up to 1.4 metres.
S355	Derrick lay barge capable of laying pipe up to 42" diameter and lifting structures of up to 600 tonnes.
Crawler	Derrick lay barge capable of laying pipe up to 60" diameter and lifting structures of up to 540 tonnes.
Saipem Trenching Barge	Post-trenching and back-filling barge for up to 40" diameter pipes in ultra-shallow waters (1.4 metres).
Saibos 230	Derrick pipelay barge capable of laying pipe up to 30" diameter, equipped with a mobile crane for piling, marine terminals and fixed platforms.
Ersai 1 (1)	Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed. The lifting capacities of the two crawler cranes are 300 and 1,800 tonnes respectively.
Ersai 2 (1)	Work barge equipped with a fixed crane capable of lifting structures of up to 200 tonnes.
Ersai 3 (1)	Self propelled barge used as support vessel, with storage space and office space for 50 people.
Ersai 400 (1)	Accommodation barge for up to 400 people; equipped with antigas shelter for H_2S leaks.
Castoro 9	Cargo barge.
Castoro XI	Heavy-duty cargo barge.
Castoro 14	Cargo barge.
Castoro 15	Cargo barge.
S42	Cargo barge, utilised for storage of S7000 j-lay tower.
S43	Cargo barge.
S44	Launch cargo barge, for structures of up to 30,000 tonnes.
S45	Launch cargo barge, for structures of up to 20,000 tonnes.
S46	Cargo barge.
S47	Cargo barge.
Bos 600	Launch cargo barge, for structures of up to 30,000 tonnes.
Saibos 103	Lightweight cargo barge.
FPSO - Cidade de Vitoria	FPSO unit producing up to 100,000 barrels a day.
FPSO - Gimboa	FPSO unit producing up to 60,000 barrels a day.

(1) Owned by the joint company, managed by Saipem, ER SAI Caspian Contractor Llc.

ONSHORE

General overview

The Saipem Group's Onshore expertise is centred around the execution of large projects with a high degree of complexity in terms of engineering, technology and operations, with a strong bias towards challenging projects in difficult environments and remote areas. Saipem enjoys a position of primacy at the high-end of the market for the provision of engineering, procurement, project management and construction services to the oil & gas industry.
Particularly relevant is the emphasis placed on local content during the execution of projects, especially in areas such as North Africa, the Middle East and West Africa.
Saipem has conquered a leading position in the Onshore sector, on both the upstream (especially in North Africa and the Middle East) and the midstream and downstream markets (oil and gas transportation and processing). The Group enjoys a long-term and continuing operational presence in the Arabian Peninsula, North Africa and West Africa, Europe, Russia, Kazakhstan and the Indian subcontinent (Pakistan).

Market conditions

During the first half of 2009, the energy sector, like all other sectors, was affected by the worsening global economic situation caused by the financial crisis that hit the markets from the second half of 2008. As a result, the current market fundamentals remains uncertain.
The decline in global oil demand and the fall in oil prices has led to the cancellation or postponement of less profitable and particularly complex projects (i.e. the oil sands projects in Canada), and projects situated in areas where geopolitical tensions hinder development (Venezuela, Iran) or where a significant portion of national wealth is connected with oil and gas production and whose investment budgets are currently uncertain (Russia, Saudi Arabia). Meanwhile, the rapid growth in spare capacity has contributed to the postponement of a number of projects in more traditional production zones (Middle East).
Some oil companies have announced cuts in their upstream sector investments. Although this phenomenon has largely been confined to smaller firms, who have been hit by a combination of a lack of cash flow and increasing difficulties in identifying new sources of financing. Some of the principal National Oil Companies, however, have bucked the trend by increasing their investment budgets.
The short-term scenario in the liquefied natural gas sector worsened during the period due to the slowdown in growth and, in particular, due to a significant increase on the supply side expected from the fourteen new LNG trains currently under construction, which are due to begin operations between 2009 and 2013. In the coming months, a number of new projects may be refused approval for the necessary investments as a result of the adverse economic climate. That said, at the present time, investments worth in excess of USD 70 billion (including for regasification terminals) are planned in the medium-term, concentrated in particular in Oceania (Australia and Papua New Guinea), Nigeria, Russia and Angola. Recent months have seen the assignment of a number of FEED contracts, suggesting a new cycle of investments is on its way, likely to start from 2010-2011.
Investments in oil and gas transportation pipelines were affected by the low levels of growth in demand and by issues connected principally with geopolitical factors and/or with difficulties obtaining permits, particularly as far as transnational pipelines are concerned. The biggest factor driving growth in

pipeline installation projects is the need to transport gas - in particular natural gas - from new production areas to countries where consumption is growing fastest, as demonstrated by the number of new projects assigned during the first half of 2009 in the US, India and China. A large number of new projects are likely to be awarded in the medium-term, particularly in North America, China, Russia, India and Central Asia. The increasing use of gas as a source of energy in Europe as well as the need to diversify away from the more traditional gas supply sources is driving the development of new transportation routes (i.e. South Stream, Nabucco, Turkey-Greece, Galsi).
In the refinery sector, the current situation of production overcapacity appears set to remain unvaried for some time to come. However, during the first half of 2009, contracts were awarded for the construction of new refineries or for expansion projects in India and China, while in the US and Europe, new contract awards focused on increasing conversion capacity. The future will see the continued increase in refinery capacity in high growth areas to satisfy increasing internal demand (China, India, Brazil) and to optimise the utilisation of domestic resources (Middle East, North Africa), at the expense of developed countries (i.e. North America and Europe). In most of these cases, the promoters of the new initiatives will be the national oil companies with whom Saipem traditionally collaborates.
In the petrochemical and natural gas monetisation sector also, a large number of projects have either been postponed or suspended pending a significant recovery in demand. New plants are most likely to be built in countries where cheap feedstock is readily available (Middle East, North Africa), or countries which serve markets where demand is particularly strong (Asia). Clearly, projects developed by major national and international oil companies, which have fewer cash flow problems, are more likely to be successful than those developed by chemical companies and private enterprises.

New contracts

The most significant contracts awarded to the Group during the first six months of 2009 were:
- for the joint venture Eni-Sonatrach, the EPC project, in Algeria, for the facilities for natural gas extracted from the Menzel Ledjmet East field and from the future developments of the CAFC (Central Area Field Complex). The contract encompasses the EPC (Engineering, Procurement, Construction) of the natural gas gathering systems and processing plant and the related export pipelines;
- for Sonatrach, the EPC contract, in Algeria, for gas pipeline GK3 - lot 3, covering the engineering, procurement and construction of a gas transportation system. Lot 3 encompasses a gas pipeline system from Mechtatine to Tamlouka in the northeast of Algeria, then connecting the latter to Skikda and El-Kala, located on the north-eastern coast of the country;
- for Sonatrach, the EPC contract, in Algeria, comprising engineering, procurement and construction of a marine export terminal for a future urea/ammonia plant to be built near the Algerian city of Arzew, approximately 400 kilometres west of Algiers.

Capital expenditure

Capital expenditure in the Onshore sector focused mainly on the acquisition and readying of plant and equipment necessary for the execution of projects in Nigeria and Algeria.
Meanwhile, preparatory activities started on the machinery and equipment required to carry out projects awarded to the Group during the period.

Work performed

Onshore activities during the year comprised the laying of 484 km of pipe of various diameters and the installation of 26,523 tonnes of equipment.
The most significant works are detailed below by geographical area.

In Saudi Arabia, for Saudi Aramco:
- activities are being completed on the **Khurais Crude Facilities** project, for the construction of a gas-oil separation plant (GOSP) as part of the development of the Khurais oil field, in Saudi Arabia, situated approximately 180 km north-east of Riyadh. The contract comprises the engineering, procurement and construction of four gas-oil separation trains, in addition to a number of production infrastructure facilities;
- activities are being completed on the **Khurais Utilities and WIPS** project, which forms part of the programme for the development of the Khurais complex. The contract comprises engineering, procurement, construction, installation and commissioning of pumping stations, which inject water from the Qurayyah water treatment plant into the Khurais field as well as all necessary utilities;

- activities are being completed on the **Qurayyah Seawater Treatment Plant** project, comprising the expansion of the plant and injection of seawater into the oil fields to support oil production operations.

In Qatar:
- activities are progressing on the EPC-type contract **Qafco 5**, for Qatar Fertiliser Co SAQ, in Qatar, comprising engineering, procurement, construction and commissioning of two new ammonia and urea production plants and associated service infrastructure in the industrial area of Qafco, in the city of Mesaieed. The contract was awarded in consortium with Hyundai Engineering & Construction Co Ltd;
- works are being completed on the **LLPDE Plant** project, for the construction of a polyethylene plant for Qatofin;
- engineering and procurement activities are progressing on the EPC-type **Pearl Gas To Liquids (GTL)** project, for Qatar Shell Ltd, comprising the construction of a waste water treatment plant in the industrial city of Ras Laffan. The contract was awarded to a consortium formed by Al Jaber and the 50-50 joint venture comprising Saipem and OTV.

Operations are nearing completion on the EPC-type **Ruwais** project, in the United Arab Emirates, for Gasco, which comprises the construction of a fractionation train and the expansion of associated facilities, including the construction of a new loading dock and new refrigerated tanks.

Work is underway on the EPC-type **BS 160** project, in Kuwait, for Kuwait Oil Co (KOC), which encompasses the engineering, procurement, construction and commissioning of a new gas booster station consisting of two trains for gas compression and dehydration. The gas will be subsequently conveyed to the Mina Al Ahmadi refinery.

Construction is underway in Pakistan, for **Engro Chemical Pakistan Ltd (ECPL)**, on the project for the supply of technology licenses, engineering, procurement and supervisory activities relating to the construction of a plant for the production of ammonia and urea, including all service infrastructures. The plant will be located in Daharki, approximately 450 kilometres north-east of Karachi.

In Algeria, for Sonatrach:
- work is underway on the EPC-type **LNG GL3Z Arzew** contract, in Algeria, which comprises engineering, procurement and construction of a liquefaction plant and the construction of utilities, a generator set and jetty;
- work is underway on the EPC contract, in Algeria, for the construction of infrastructure of an LPG treatment plant in the **Hassi Messaoud** oil complex. The contract comprises engineering, procurement and construction of three LPG trains;
- construction is underway on the EPC-type **UBTS (Unité de Traitement du Brut et de sa Stabilisation)** project, which includes the engineering, procurement and construction of a crude oil treatment and stabilisation plant, comprising three trains, one maintenance unit, four stocking units and a 45-km pipeline transporting oil, water and gas;
- construction is underway on the EPC-type project, **LZ2 Hassi R'mel-Arzew**, for the installation of a new LPG pipeline connecting the Hassi R'mel gas field, in central Algeria, to the oil exporting area of Arzew, located on western Algeria's Mediterranean coast. The contract was awarded in partnership with Lead Contracting.

In Morocco, works are progressing on the EPC-type project for the expansion of the **Samir** refinery, which comprises the construction of a vacuum unit, a hydro-cracking and a hydro-treating unit, as well as sulphur recovery, amine regeneration, sour water stripper units and the development of existing refinery utilities. The contract is being carried out in consortium with the Turkish company Tekfen.

In Nigeria:
- work is underway for Total Exploration and Production Nigeria Ltd - TEPNG (operator of the joint venture NNPC/TEPNG) on the EPC contract **OML 58 Upgrade**, in Nigeria, which comprises engineering, procurement, construction and commissioning of new units and the demolition and decommissioning of existing units at the gas treatment plants of Obagi and Obite. The contract is being carried out in consortium (Saipem being the leader) with Desicon Engineering Ltd and Ponticelli;
- construction is underway on behalf of Shell Petroleum Development Co on the EPC-type **Nembe Creek-Cawthorne Channel** project, comprising the construction, installation and commissioning of a pipeline connecting San Bartholomew to Cawthorne

Channel, and the decommissioning of an existing pipeline and ancillary facilities;
- works are ongoing on behalf of ChevronTexaco on the EPC-type **Escravos GTL** project. The plant will comprise two parallel trains. The contract is being carried out in a 50-50 joint venture with the American company KBR;
- construction activities continued on the **OB/OB Revamping (T-4/5)** project, for Nigerian Agip Oil Co (NAOC), which comprises engineering, procurement, construction and commissioning of new units and the demolition and decommissioning of existing units at the gas treatment plants of Obiafu/Obrikom. The contract was won in consortium with Desicon Engineering Ltd;
- construction works progressed on the EPC-type **Gbaran** project, for Shell Petroleum Development Co of Nigeria (SPDC), which encompasses engineering, procurement and laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables. The contract was won in consortium with Desicon Engineering Ltd;
- construction works progressed on the EPC-type **Gbaran Logistic Base** project, for Shell Petroleum Development Co of Nigeria (SPDC), which comprises engineering, procurement, construction and commissioning of a logistics base for the Gbaran field. The contract was won in consortium with Desicon Engineering Ltd.

In France, construction of the terminal is being completed on the **Fos Cavaou** project, for Gaz de France, which comprises engineering, procurement and construction of all facilities for a regasification terminal, including three storage tanks and maritime works.

In Russia, activities are being completed on the **Sakhalin II** project, for Sakhalin Energy Ltd. The project comprises offshore and onshore pipelay operations and installation of compression and pumping stations, and a terminal.

In Canada, works are being completed on the EPC-type **Canaport** project, for Canaport Lng, comprising design, engineering, construction and commissioning of a regasification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vapourisation and transmission, in addition to two storage tanks. In addition, the option for the construction of the third LNG tank and the interconnecting piping was exercised. The contract is being carried out in consortium with the Canadian company SNC-Lavalin.

OFFSHORE DRILLING

General overview

The Group operated in the Offshore Drilling sector in West and North Africa, the Gulf of Suez, the Persian Gulf, Norway, Peru and India.
Amongst the Group's fleet, the following vessels are worthy of special mention due to their characteristics: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres.

Market conditions

The uncertainties on the Oil & Gas market caused by the financial crisis that emerged at the end of summer 2008 and the falling oil prices began, as forecast, to have an effect on the Offshore Drilling sector.
During the first six months of 2009, utilisation rates remained high in the semi-submersible and drillships segment, while figures for the jack-up segment fell 7% with respect to 2008, to 87%. Day-rates fell, particularly in the jack-up sector, which confirmed its reputation as the most sensitive to oil price fluctuations. The above phenomena affected all of the principal geographical areas without significant exceptions.
Figures for the construction of new vessels remained high as a result of the period of growth that the sector enjoyed up until the end of 2008. At June 30, 2009, 144 new vessels were under construction or on order. Of these, 84 were deepwater or ultra deep water vessels and 60 were jack-ups. However, the large number of new vessels under construction for which contracts have yet to be secured – in particular jack-ups – represents further confirmation of the period of uncertainty that is currently affecting the market.

New contracts

The most significant contract awarded to the Group during the period was the extension to the fourth quarter of 2014 of the charter by Burullus Gas Co for use of the semi-submersible platform Scarabeo 6 in Egypt.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:

- the continuation of construction activities on the new semi-submersible platform Scarabeo 8, which will operate in Norway on behalf of Eni Norge;
- the continuation of construction activities on the new semi-submersible platform Scarabeo 9, which will operate in the Gulf of Mexico on behalf of Eni;
- continuing investments on the new ultra-deep water drillship Saipem 12000, which will operate on behalf of Total Exploration & Production for the development of Block 17 in Angola;
- ongoing work on the construction of the jack-up, Perro Negro 6, at the Labroy Offshore Shipyard in Batam (Indonesia);
- class reinstatement works and investments made on the fleet to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities comprised the drilling of 33 wells, totalling approximately 78,387 metres drilled.
The deep-water drillship **Saipem 10000** operated on behalf of Total Exploration & Production Angola as part of a two-year contract which was extended for a further year during 2008 following the exercise of the third option.
The semi-submersible platform **Scarabeo 3** performed drilling operations off the Nigerian coast on behalf of Addax Petroleum.
Following the completion of class reinstatement works, the semi-submersible platform **Scarabeo 4** operated in Egypt on behalf of IEOC as part of a contract that runs until June 2011.
The semi-submersible platform **Scarabeo 5** continued HP/HT (High Pressure/High Temperature) operations in Norwegian waters on behalf of Statoil, as part of a contract that runs until December 2010.
The semi-submersible platform **Scarabeo 6** continued drilling operations in Egypt as part of a contract on behalf of Burullus Gas Co that has been extended until the fourth quarter of 2014.
Following the completion of class reinstatement works, the semi-submersible platform **Scarabeo 7** began operations in Angola, as part of a three-year contract on behalf of Eni Angola.
The jack-up **Perro Negro 2** carried out drilling activities in the Persian Gulf for Saudi Aramco until March 2009.
The jack-up **Perro Negro 3** carried out drilling and workover operations off the coast of India on behalf of GSPC (Gujarat State Petroleum Co) as part of a contract that runs until December 2010.
The jack-up **Perro Negro 4** continued operations in Egypt as part of a three-year contract on behalf of Petrobel.
The jack-up **Perro Negro 5** continued operations as part of a three-year contract (on which the second option to extend has been exercised), in Saudi Arabia, on behalf of Saudi Aramco.
The jack-up **Perro Negro 7** continued drilling operations as part of a three-year contract, in Saudi Arabia, on behalf of Saudi Aramco.
The **Packaged 5820** installation continued operations in Libyan waters on behalf of Mobruk Oil Operations Co.

In Congo, the new tender assisted rig **TAD 1** continued drilling operations on behalf of Eni Congo SA as part of a five year contract.

Also in Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo SA as part of a three-year contract.

In Peru, two rigs, leased on behalf of Petrotech, performed 89 workover and pulling operations, whilst a tender assisted rig, leased on behalf of BPZ, drilled one well.

Utilisation of vessels

Vessel utilisation in the first half of 2009 was as follows:

Vessel	Days under contract
Semi-submersible platform Scarabeo 3	181
Semi-submersible platform Scarabeo 4	82 (a)
Semi-submersible platform Scarabeo 5	181
Semi-submersible platform Scarabeo 6	181
Semi-submersible platform Scarabeo 7	162 (a)
Drillship Saipem 10000	181
Jack-up Perro Negro 2	90 (b)
Jack-up Perro Negro 3	181
Jack-up Perro Negro 4	181
Jack-up Perro Negro 5	181
Jack-up Perro Negro 7	181
Tender Assisted Drilling Unit	181

(a) For the remaining days (to 181), the vessel underwent class reinstatement works.
(b) Vessel not under contract from April 1, 2009.

ONSHORE DRILLING

General overview

In the Onshore Drilling sector, the Saipem Group operates in Italy, Algeria, Egypt, Saudi Arabia, Kazakhstan, Ecuador, Colombia, Brazil, Peru, Venezuela and Ukraine.

Market conditions

During the first six months of 2009, the Onshore Drilling market was negatively impacted by the uncertainty affecting the Oil & Gas sector.
The North American market recorded a marked drop in activity, partly as a consequence of gas prices, which were close to historically low levels.
The international markets, however, behaved differently, with South America and the Middle East recording drops in activity although not to the same extent seen in North America. The only significant exception was Mexico, although this was mainly due to local factors. Meanwhile, North Africa (Algeria and Libya in particular) and South-East Asia were only marginally affected by the crisis in the sector, with levels of activity more or less in line with those recorded in 2008.

New contracts

The most significant contracts awarded to the Group during the period were:
- for Agip KCO, as part of the Kashagan field development, in Kazakhstan, the five-and-a-half-year contract for the lease of two drilling rigs to be installed on artificial islands. These rigs are designed to operate in conditions specific to the north Caspian Sea, namely harsh climate and stringent environmental restrictions;
- for Eni, in Congo, the two-year contract for the lease of two drilling rigs, which were previously used in Saudi Arabia. The two rigs will work on the M'Boundi field, located approximately 50 kilometres north-east of Pointe Noire;
- for the joint venture between First Calgary Petroleum and Sonatrach, in Algeria, the three-year contract for the lease of two rigs. Drilling operations will be carried out in Block 405B located in the Berkine basin, approximately 350 km south-east of Hassi Messaoud.

Capital expenditure

Capital expenditure in the Onshore Drilling sector included:
- the continuation of construction works on a new rig due to operate in Italy as part of a two-year contract for Total Italia;
- upgrading and improvement works to rigs and installations, necessary to ensure continuous operational efficiency.

Work performed

Activities comprised the drilling of 123 wells, totalling approximately 357,483 metres drilled.

In **Italy**, onshore drilling operations were performed on behalf of Eni Exploration & Production division, utilising three extended-reach drilling and workover rigs.
In particular:
- one extended-reach drilling rig and one medium-high capacity rig carried out workover operations on wells in the province of Novara;
- a new high capacity drilling rig began operations in the province of Potenza.

Nine rigs operated in **Saudi Arabia**: eight as part of a three-year contract with the option of an additional year, on behalf of Saudi Aramco, while a new rig, having completed operations for the same client, began operations as part of a fifteen-month contract for South Rub Al-Khali Co Ltd.

Six medium/high capacity rigs and one workover rig are currently operating in **Algeria**. In particular:
- two rigs operated on behalf of Repsol as part of a contract which runs until the end of 2009;
- two rigs operated on behalf of First Calgary Petroleum: one as part of a three-year contract and the second as part of a contract that expires in July 2009;
- two rigs continued operations for Groupement Sonatrach Agip as part of a two-year contract;
- one rig carried out drilling operations as part of a contract with BHP Billiton Petroleum Gas that expires in July 2009.

In **South America**, Saipem carried out the following projects:
- a rig drilled a development well on behalf of Interoil in the Talara area of Peru;
- an extended-reach rig continued drilling operations on the first exploration well for Talisman, in Block 64 of the Amazon Forest;
- an extended-reach rig began operations on the first well for Talisman, in Block 67 of the Amazon Forest;
- a rig completed drilling of a well on behalf of PDVSA in the Anaco area of Venezuela;
- two rigs drilled nine development wells on behalf of PDVSA in the Bare area of Venezuela;
- two rigs drilled seven development wells on behalf of PDVSA in the Maturin and Morichal areas of Venezuela;
- a new rig drilled three wells on behalf of PDVSA in the Maturin area of Venezuela;
- a new extended-reach rig drilled one development well and began work on a second on behalf of PDVSA in the Maturin area of Venezuela;
- a rig drilled the first exploration well and began work on a second on behalf of PDVSA in the Maturin area of Venezuela;
- a new-concept hydraulic rig drilled six development wells on behalf of PDVSA in the Dación area of Venezuela;
- a rig drilled five development wells on behalf of PDVSA in the Oriente area of Venezuela;
- a rapid-rig drilled two wells on behalf of Petroquiriquire in the Occidente area of Venezuela and began the first well on behalf of Pluspetrol in the Central area of Venezuela;
- a new extended-reach rig drilled the first well and began work on the second on behalf of PDVSA in the Maturin area of Venezuela;
- seven new rigs drilled a total of eleven wells in the Occidente area of Venezuela;
- a new rig drilled four wells on behalf of PDVSA in the Valle de la Pascua area of Venezuela;
- a rig drilled two wells on behalf of PDVSA in the Oriente area of Venezuela;
- a rig drilled two wells on behalf of JV Baripetrol (PDVSA and Tecpetrol) in the Occidente area of Venezuela;
- three rigs drilled sixteen wells on behalf of PDVSA in the in the San Tomè area of Peru;
- a rig drilled four wells on behalf of Petroamazonas in Block 15 (Ecuador);
- two rigs drilled three wells for Petrobras in Mossorò (Brazil);
- a rig drilled four wells for Petrobras in Catù (Brazil).
- a rig drilled one well on behalf of Petrolifera, in the Orientale di Magdalena area of Colombia;

With regard to onshore workover and pulling operations:
- a total of nine workover and pulling operations were carried out in the Trompetero area of Peru for Pluspetrol;
- a total of eighteen workover and pulling operations were carried out in the region of Teniente Lopez (Peru) on behalf of Pluspetrol;
- a total of four hundred and six workover and pulling operations were carried out in the Talara area of Peru on behalf of Pluspetrol and Interoil;
- twenty nine workover and pulling operations were carried out in Venezuela on behalf of PDVSA.

In **Kazakhstan**, drilling/workover operations continued on behalf of Karachaganak Petroleum Operating (KPO) in the province of Uralsk. During the period, five rigs were utilised: one chartered from the local company Kazburgas and four from the US company Parker.
Two medium/high capacity rigs continued drilling operations in the Uralsk province on behalf of Zhaikmunai Llp as part of two contracts due to end in August 2010. In Aktobe province, an extended-reach rig performed drilling operations for OilTechnoGroup as part of a contract due to end in September 2009.

During the period, drilling operations progressed on the 'D' Island project on behalf of Agip KCO in the

northern area of the **Caspian Sea**, comprising drilling operations lasting approximately five years in Block D of the Kashagan field, to be carried out utilising two rigs owned by the client.

Utilisation of equipment

Average utilisation of rigs in the first half of 2009 stood at 91.1% (98.9% in 2008). At the end of the period, the Company owned 78 rigs (in addition to 3 rigs under construction) located as follows: 30 in Venezuela, 17 in Peru, 8 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 3 in Brazil, 3 in Italy, 2 in Ukraine, 2 in Congo, 1 in Ecuador, 1 in Colombia and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 5 third-party rigs by the joint venture company SaiPar and 2 third-party rigs in Kazakhstan.

Financial and economic results

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

RESULTS OF OPERATIONS

Saipem Group - Income statement

Year 2008	(€ million)	First half 2008	First half 2009	% Ch.
10,094	**Net sales from operations**	**4,619**	**5,158**	**11.7**
12	Other income and revenues	7	7	
(7,260)	Purchases, services and other costs	(3,298)	(3,600)	
(1,410)	Payroll and related costs	(673)	(763)	
1,436	**Gross operating profit**	**655**	**802**	**22.4**
(353)	Depreciation, amortisation and impairment	(163)	(220)	
1,083	**Operating profit**	**492**	**582**	**18.3**
(95)	Finance (expense) income	(52)	(55)	
34	Net income from investments	10	10	
1,022	**Adjusted profit before income taxes**	**450**	**537**	**19.3**
(280)	Income taxes	(126)	(145)	
742	**Adjusted profit before minority interest**	**324**	**392**	**21.0**
(18)	Net profit attributable to minority interest	(3)	(18)	
724	**Adjusted net profit**	**321**	**374**	**16.5**
195	Gains on disposals	185	-	
(5)	Taxation	(5)	-	
914	**Net profit**	**501**	**374**	**(25.3)**

Net sales from operations for the first six months of 2009 amounted to €5,158 million, representing an increase of €539 million compared with the same period of 2008, due to greater volumes generated in the Offshore and Drilling sectors.

Gross operating profit amounted to €802 million, a 22.4% increase versus the same period of 2008.

Depreciation and amortisation of tangible and intangible assets amounted to €220 million, up significantly compared with the first half of 2008, mainly due to the new rigs beginning operations in the Drilling sector.
Operating profit for the period totalled €582 million, a €90 million increase over the same period of the previous year. This figure is analysed in detail in the subsequent sections describing the performance of the various business units.
Net finance expense increased by €3 million with respect to the first half of 2008, mainly due to the increase in net borrowings.
Net income from investments amounted to €10 million, which was in line with the figure for the same period of the previous year.
Adjusted profit before income taxes stood at €537 million, an increase of 19.3% over the first half of 2008.
Income taxes amounted to €145 million, an increase of €19 million compared to the same period of 2008, due to an increase in taxable income, which was partly offset by the reduction in the tax rate from 28.0% in the first half of 2008 to 27.0% in the first half of 2009.
Adjusted net profit stood at €374 million, an increase of 16.5% over the first half of 2008.

Operating profit and costs by function

Year			First half		
2008		(€ million)	2008	**2009**	% Ch.
10,094	**Operating revenues**		**4,619**	**5,158**	**11.7**
(8,655)	Production costs		(3,951)	**(4,381)**	
(41)	Idle costs		(24)	**(35)**	
(109)	Selling expenses		(56)	**(60)**	
(13)	Research and development costs		(6)	**(5)**	
(11)	Other operating income (expenses)		2	**(4)**	
1,265	**Contribution from operations**		**584**	**673**	**15.2**
(182)	General and administrative expenses		(92)	**(91)**	
1,083	**Operating profit**		**492**	**582**	**18.3**

In the first half of 2009, the Saipem Group achieved operating revenues (which are the same as 'net sales from operations'), of €5,158 million, an increase of €539 million compared to the first half of 2008.
Production costs (which include direct costs of sales and depreciation of vessels and equipment) totalled €4,381 million (€3,951 million in the first half of 2008). This significant increase reflected an increase in sales volumes.
Idle costs increased by €11 million.
Selling expenses of €60 million showed a small increase (€4 million) compared with the same period of 2008.

Research and development costs included in operating costs fell by €1 million.
Contribution from operations recorded a significant increase of 15.2% to €673 million, with the contribution margin percentage up 0.4% to 13% compared with the first half of 2008.

General and administrative expenses amounted to €91 million, down €1 million compared with the first half of 2008.
The analysis by business sector is as follows:

Offshore

Year 2008	(€ million)	First half 2008	First half 2009
3,863	Revenues	1,741	**2,197**
(3,154)	Cost of sales	(1,423)	**(1,786)**
709	Gross operating profit	318	**411**
(175)	Depreciation and amortisation	(81)	**(98)**
534	Operating profit	237	**313**

Revenues for the half of 2009 amounted to €2,197 million, representing a 26.2% increase compared to the same period of 2008, mainly due to higher levels of activity in West and North Africa, and in the Mediterranean Sea.
The cost of sales amounted to €1,786 million, a 25.5% increase compared to the first half of 2008. This increase reflected the increase in sales volumes.
Depreciation and amortisation rose by €17 million compared to the first half of 2008, due to full scale operations on projects that required project-specific equipment.
Operating profit for the first half of 2009 amounted to €313 million, equal to 14.2% of revenues, versus €237 million, equal to 13.6% of revenues, in the first half of 2008. Meanwhile, the gross profit margin rose to 18.7% from 18.3% for the first half of 2008. The increase in margins is attributable to improved contract conditions and a strong operating performance.

Onshore

Year 2008	(€ million)	First half 2008	First half 2009
5,324	Revenues	2,442	**2,406**
(4,972)	Cost of sales	(2,288)	**(2,242)**
352	Gross operating profit	154	**164**
(49)	Depreciation and amortisation	(23)	**(26)**
303	Operating profit	131	**138**

Revenues for the first half of 2009 amounted to €2,406 million, representing a 1.5% decrease compared to the same period of 2008, attributable mainly to the slippage of activities related to the Manifa project for Saudi Aramco.
The cost of sales of €2,242 million also fell compared to the first half of 2008, in line with the decrease in revenues.
Depreciation and amortisation, on the other hand, rose by €3 million.
Operating profit for the first half of 2009 amounted to €138 million, compared with €131 million in the first half of the previous year, with the margin on revenues rising from 5.4% in the first half of 2008 to 5.7% in the first half of 2009. Meanwhile, the gross profit margin rose to 6.8% from 6.3% for the first half of 2008. This increase in margin is attributable to a strong operating performance.

Offshore Drilling

Year 2008	(€ million)	First half 2008	First half 2009
472	Revenues	238	**286**
(234)	Cost of sales	(115)	**(140)**
238	Gross operating profit	123	**146**
(66)	Depreciation and amortisation	(32)	**(46)**
172	Operating profit	91	**100**

Revenues for the first half of 2009 amounted to €286 million, representing a 20.2% increase on the same period of 2008, attributable mainly to full scale activities of the jack-ups Perro Negro 3 and 7 and the Tender Assisted Drilling Barge.
The cost of sales increased by 21.7% compared to the first half of 2008. This increase reflected the increase in sales volumes.
Depreciation and amortisation rose by €14 million versus the same period of 2008, due to the full-scale operation of vessels that underwent preparatory works in 2008.
Operating profit for the first half of 2009 amounted to €100 million, versus €91 million in the first half of 2008, with a margin on revenues dropping from 38.2% to 35.0%.
Meanwhile, the gross profit margin was 51.0% compared with 51.7% for the first half of 2008.

Onshore Drilling

Year 2008	(€ million)	First half 2008	First half 2009
435	Revenues	198	**269**
(298)	Cost of sales	(138)	**(188)**
137	Gross operating profit	60	**81**
(63)	Depreciation and amortisation	(27)	**(50)**
74	Operating profit	33	**31**

Revenues for the first half of 2009 amounted to €269 million, representing a 35.9% increase compared to the same period of 2008, due mainly to the start of operations of new rigs in South America and Ukraine.
The cost of sales increased by 36.2% compared to the first half of 2008. This increase reflected the increase in sales volumes.
The increase in depreciation and amortisation is due to the start of operations of new rigs.
Operating profit for the first half of 2009 amounted to €31 million, versus €33 million in the first half of 2008, with a margin on revenues dropping from 16.7% to 11.5%.
The gross profit margin was 30.1%, which was in line with the figure of 30.3% recorded in the first half of 2008.

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

Saipem Group - Reclassified consolidated balance sheet[1]

The reclassified consolidated balance sheet aggregates asset and liability amounts from the statutory balance sheet according to function, under three basic areas: operating, investing and financing.

Management believes that the reclassified group balance sheet provides useful information in assisting investors to assess Saipem's capital structure and to analyse its sources of funds and investments in fixed assets and working capital.

June 30, 2008		(€ million)	Dec. 31, 2008		**June 30, 2009**	
	4,291	Net tangible assets		5,171		**5,816**
	750	Net intangible assets		755		**757**
	5,041			**5,926**		**6,573**
2,357		*- Offshore*	*2,631*		***2,902***	
480		*- Onshore*	*497*		***477***	
1,802		*- Offshore Drilling*	*2,149*		***2,517***	
402		*- Onshore Drilling*	*649*		***677***	
	35	Investments		43		**50**
	5,076	**Non-current assets**		**5,969**		**6,623**
	(456)	**Net current assets**		**(1,054)**		**(726)**
	80	**Net assets available for sale including related net borrowings**		**68**		**68**
	(172)	Provision for employee benefits		(173)		**(177)**
	4,528	**Capital employed, net**		**4,810**		**5,788**
	2,599	Shareholders' equity		2,757		**3,000**
	6	Minority interest		21		**37**
	1,923	Net borrowings		2,032		**2,751**
	4,528	**Total liabilities and shareholders' equity**		**4,810**		**5,788**
	0.74	**Leverage (net borrowings/shareholders' equity including minority interest)**		**0.74**		**0.92**
	441,410,900	**Shares issued and outstanding**		**441,410,900**		**441,410,900**

(1) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes' on page 63.

Management uses the reclassified consolidated balance sheet to calculate key ratios such as Return On Average Capital Employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage), which is used to evaluate whether Saipem's financing structure is sound and well-balanced.

Non-current assets at June 30, 2009 stood at €6,623 million, an increase of €654 million compared to December 31, 2008. This increase is due to investments in tangible and intangible assets of €880 million, depreciation and amortisation of €220 million, disposals of €3 million, and the negative effect of the translation of financial statements in foreign currencies and other variations of €3 million.

Net current assets increased by €328 million, from negative €1,054 million at December 31, 2008 to negative €726 million at June 30, 2009.

The **provision for employee benefits** amounted to €177 million, an increase of €4 million compared with December 31, 2008.

As a result of the above, **net capital employed** increased by €978 million, reaching €5,788 at June 30, 2009, compared to €4,810 million at December 31, 2008.

Shareholders' equity, including minority interest, increased by €259 million, to €3,037 million at June 30, 2009, versus €2,778 million at December 31, 2008. This increase reflected net profit for the period of €392 million, the change in fair value of commodities, exchange and interest rate hedging operations (€105 million), positive effects arising from the translation into euro of financial statements expressed in foreign currencies and from other variations (€1 million), which was only partially offset by dividend distribution (€239 million).

The increase in net capital employed, which was only partially offset by the increase in shareholders' equity, led to an increase in **net borrowings** which, at June 30, 2009, stood at €2,751 million, compared to €2,032 million at December 31, 2008, representing an increase of €719 million.

Analysis of net borrowings

June 30, 2008	(€ million)	Dec. 31, 2008	**June 30, 2009**
-	Financing receivables due after one year	-	-
475	Payables to banks due after one year	475	**300**
452	Payables to other financial institutions due after one year	631	**780**
927	**Net medium/long-term debt**	**1,106**	**1,080**
(2,061)	Accounts c/o bank, post and Group finance companies	(1,370)	**(1,027)**
(20)	Cash and cash equivalents	(28)	**(13)**
-	Financing receivables for non-operating purposes due within 90 days	-	-
-	Financial assets held for trading or available for sale	(36)	**(33)**
(126)	Financing receivables due within one year	(260)	**(87)**
103	Payables to banks due within one year	73	**258**
3,100	Payables to other financial institutions due within one year	2,547	**2,573**
996	**Net short-term debt**	**926**	**1,671**
1,923	**Net debt**	**2,032**	**2,751**

The fair value of derivative assets (liabilities) is detailed in Note 7 and 13 'Other assets' and Note 18 and 23 'Other liabilities'. Net debt includes the fair value of interest rate swap assets (liabilities).

A breakdown by currency of gross debt, amounting to €3,911 million, is provided in Note 14 'Short-term debt' and Note 19 'Long-term debt and current portion of long-term debt'.

Return On Average Capital Employed (ROACE)

Return On Average Capital Employed is calculated as the ratio between adjusted net profit before minority interest, plus net finance charges on net borrowings less the related tax effect and net average capital employed. The tax rate applied on finance charges is 27.5%, as per the applicable tax legislation.

Return On Average Operating Capital

To calculate the Return On Average Operating Capital, the average capital employed is netted of investments in progress that did not contribute to net profit for the period, which amounted to €1,785 million for the year ended December 31, 2008, €1,418 million for the twelve-month period ended June 30, 2008 and €1,957 million for the twelve-month period ended June 30, 2009.

Twelve-month period ended:		Dec. 31, 2008	June 30, 2008	**June 30, 2009**
Adjusted net profit	(€ million)	742	622	**810**
Exclusion of net finance expense (net of tax effect)	(€ million)	70	70	**74**
Unlevered net profit	(€ million)	812	692	**884**
Capital employed, net:	(€ million)			
- at the beginning of period		3,993	3,329	**4,528**
- at the end of period		4,810	4,528	**5,789**
Average capital employed, net	(€ million)	4,402	3,929	**5,159**
Adjusted ROACE	(%)	**18.5**	**17.6**	**17.1**
Return On Average Operating Capital	(%)	**26.8**	**23.9**	**25.5**

Net borrowings and leverage

Saipem management uses leverage in order to assess the soundness and efficiency of the Group's capital structure in terms of an optimal mix between net borrowings and shareholders' equity, and to carry out benchmark analyses against industry standards.

Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity. Management's objective is to restore a leverage ratio no higher than 0.5 following the implementation of the investment programme and the disposal of non-core assets.

Statement of comprehensive income

(€ million)	June 30, 2008	June 30, 2009
Net profit (loss)	**504**	**392**
Other items of comprehensive income:		
- change in the fair value of cash flow hedges	40	125
- investments carried at fair value	(6)	1
- exchange rate differences arising from the translation into euro of financial statements currencies other than the euro	(33)	(5)
- income tax relating to other items of comprehensive income	(5)	(18)
Other items of comprehensive income	**(4)**	**103**
Total comprehensive income	**500**	**495**
Attributable to:		
- Saipem	498	478
- minority interest	2	17

Changes in shareholders' equity

(€ million)	June 30, 2009
Shareholders' equity including minority interest at December 31, 2008	**2,778**
Total comprehensive income	495
Dividend distribution	(239)
Buy-back of treasury shares	1
Cost related to stock options	5
Exchange rate differences deriving from the distribution of dividends and other changes	(3)
Total changes	**259**
Shareholders' equity including minority interest at June 30, 2009	**3,037**
Attributable to:	
- Saipem	3,000
- minority interest	37

RECONCILIATION OF STATUTORY NET PROFIT AND SHAREHOLDERS' EQUITY TO CONSOLIDATED NET PROFIT AND SHAREHOLDERS' EQUITY

	Net profit		Shareholders' equity	
(€ million)	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009
As reported in Saipem SpA's financial statements	**46**	**157**	**775**	**843**
Difference between the equity value of individual accounts of consolidated companies with respect to the corresponding book value in the statutory accounts of the Parent Company	448	235	1,201	1,660
Consolidation adjustments, net of effects of taxation:				
- difference between purchase cost and underlying book value of net equity	(81)	(1)	805	824
- elimination of unrealized intercompany profits	11	15	(267)	(257)
- other adjustments	80	(14)	91	(33)
Total shareholders' equity	**504**	**392**	**2,605**	**3,037**
Minority interest	(3)	(18)	(6)	(37)
As reported in consolidated financial statements	**501**	**374**	**2,599**	**3,000**

Saipem Group - Reclassified cash flow statement and change in net borrowings[(1)]

Saipem's reclassified cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flow statement) and in net borrowings (deriving from the summarised cash flow statement) that occurred from the beginning of the period to the end of the period. The measure enabling such a link is represented by the free cash flow, which is the cash in excess of capital expenditure requirements. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of treasury shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange rate differences.

Year 2008	(€ million)	First half 2008	First half 2009
914	Net profit	501	**374**
18	Minority interest	3	**18**
	Adjustments to reconcile cash generated from operating income before changes in working capital:		
359	Depreciation, amortisation and other non-monetary items	163	**207**
(225)	Losses (gains) on/impairments of current assets	(202)	**(10)**
372	Dividends, interest, extraordinary income/expenses and income taxes	184	**176**
1,438	**Net cash generated from operating profit before changes in working capital**	**649**	**765**
658	Changes in working capital related to operations	7	**(323)**
(534)	Dividends, interest, extraordinary income/expenses and income taxes received (paid) during the period	(11)	**(110)**
1,562	**Net cash flow from operations**	**645**	**332**
(2,044)	Capital expenditure	(979)	**(880)**
(3)	Investments in acquisition of consolidated companies	-	**-**
350	Disposals	323	**5**
-	Other cash flow related to capital expenditures, investments and disposals	-	**-**
(135)	**Free cash flow**	**(11)**	**(543)**
-	Net investments related to financing activities	(61)	**3**
(434)	Variation in financial debt	201	**370**
(50)	Buy-back of treasury shares	(14)	**1**
(192)	Cash flow from capital and reserves	(193)	**(239)**
39	Effect of changes in consolidation and exchange differences	(11)	**50**
(772)	**CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD**	**(89)**	**(358)**
(135)	**Free cash flow**	**(11)**	**(543)**
-	Variation in scope of consolidation	-	**-**
(50)	Buy-back of treasury shares	(14)	**1**
(192)	Cash flow from capital and reserves	(192)	**(239)**
39	Exchange rate differences on net borrowings and other changes	(12)	**62**
(338)	**CHANGE IN NET BORROWINGS**	**(229)**	**(719)**

(1) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes' on page 63.

Net cash provided by operating activities (€332 million) only partially funded capital expenditures, thus generating a negative free cash flow of €543 million.

Cash flow from capital and reserves, which amounted to a negative €239 million, were due to the payment of dividends. The buy-back of treasury shares for incentive schemes for managers generated a positive cash flow of

€1 million, while the effect of exchange differences on net borrowings and other changes produced a net inflow of €62 million.
As a result, net borrowings increased by €719 million. Specifically
Net cash generated from operating profit before changes in working capital of €765 million related to:
- net profit for the period of €392 million, including minority interest of €18 million;
- depreciation, amortisation and impairment of tangible and intangible assets of €214 million. The change in the provision for employee benefits of €4 million had a positive impact meanwhile the change in the provisions for contingencies of €11 million had a negative impact;
- losses (gains) on and impairments of current assets, and exchange differences which had a negative effect of €7 million;
- net finance expense of €28 million and income taxes of €145 million.

The decrease in working capital related to operations of €323 million was due to financial flows of projects underway.

Dividends, interests and income taxes paid during the period of €176 million were mainly related to taxes paid and refunded and to the purchase and sale of tax credits.

Capital expenditure amounted to €880 million. Details of investments by sector are as follows: Offshore (€367 million), Offshore Drilling (€403 million), Onshore Drilling (€97 million) and Onshore (€13 million). Additional information concerning capital expenditure can be found in the 'Operating Review' section.

Cash flow generated by disposals amounted to €5 million.

Research and development

During the first half of 2009, innovation technology activities were implemented in accordance with the relevant plans. Responsibilities for the development of new technologies and implementation of new initiatives were divided up between the Asset Division, the Offshore Business Unit and the Onshore Business Unit, who were responsible for asset technology, offshore technology and onshore technology, respectively.

Asset technology

During the first half of 2009, the Saipem Group's asset technology initiatives continued, with the aim of improving the sustainability of the Group's activities in terms of competitiveness, operational reliability and lower environmental impact through technological innovation.
In the Offshore Asset area, work has been ongoing for some time on the detailed design of the main technical systems and subsystems for the launch and production facilities of the new pipelay vessel CastorOne.
With regard to research and development activities relating to operations in difficult conditions, the period saw the completion of the engineering phase of a project to develop a new method for towing long floating sections of pipeline using 'intelligent buoys'. The technology has now been definitively validated using physical and mathematical models and will be implemented during the second half of 2009 on a project in Saudi Arabia.
Meanwhile, studies were concluded regarding pipeline installation in difficult-to-access subarctic locations. The studies, which were carried out in collaboration with all of the company functions, will represent a point of reference for future technology development initiatives regarding operations in arctic areas.
Other R&D activities carried out during the first half of 2009 regarded the study of innovative Field Joint Coating systems.
Thirteen patent applications were lodged during the period.

Offshore technology

The Group's main activities in the field of offshore technology centred around the development of solutions (in terms of architecture, concepts and technologies) for offshore oil production.
As a consequence of the current economic climate, interest in field development solutions has waned, but there is still a demand for specific studies regarding areas such as field architecture, subsea processing and LNG FPSO.
In the subsea processing area, research and development activities focused on the testing of new gas-liquid separation systems, studies into new field architecture requirements and treatment and separation processes for use in ultra deep waters.
In the SURF (Subsea, Umbilical, Riser and SURF Flowline) area, activities focused on the finalisation and consolidation of tests performed during 2008 on new flowline technologies, and included in particular the qualification of the pipe-in-pipe forged ends system by Det Norske Veritas (DNV) and one of the principal international oil companies. A number of projects were also launched during the period, including new risers for use in ultra deep waters, and innovative heating and thermal insulation systems.
During activities on the FEED contract for the Shtokman FPU project, potential solutions for operating in arctic conditions (ice management, specific floating systems) were investigated. This represented one of the principal areas of interest in the previous year.

Meanwhile, R&D activities relating to 'dry-tree' solutions (Octabuoy in Brazil and especially Well-Head Barge in West Africa) are suffering as a result of the current economic conditions and the delays that have occurred on the projects in question as a consequence. The levels of activity increased in relation to the development of solutions for offshore LNG liquefaction. There is also strong demand for studies into medium scale LNG FPSO units with tandem offloading systems as an alternative to traditional ship to shore methods using long offloading jetties. In house and outsourced studies into these areas will be conducted during the second half of 2009.
Work also progressed in the renewable energy sector, in the following areas:
- work continued on the construction of a large scale tidal energy conversion demonstration plant in France, which is expected to be completed in the near future;
- renewed interest in offshore wind energy production systems;
- initial activities were carried out and the first results obtained on the research project for the development of a proprietary process for large-scale thermal energy storage. The project is partially financed using public funds and is being carried out by Saipem in conjunction with industrial and academic partners;
- CO_2 management and monitoring activities through participation in 'Club CO_2' formed on the initiative of ADEME, the French Environment and Energy Management Agency.

Onshore technology

The Onshore Business Unit continued to pursue its objectives of improving its proprietary technologies, developing new innovative technologies and optimising licensing partner technologies in support of its own EPC activities.
In the first half of 2009, the Group's main achievements in this area were as follows:
- in the urea fertiliser production area, work continued on the challenges thrown up by the design of the world's two largest single train urea plants in Pakistan and Qatar, for which Saipem was awarded the contracts in 2007;
- with a market requiring increasingly large trains in order to maximize economies of scale, Saipem – in collaboration with Haldor Topsøe AS – commenced the second design and development phase of a project to construct jumbo ammonia and urea plants, with capacities of in excess of 3,000 t/g and 5,000 t/g respectively;
- on the Zero Emissions project, whose objective is to reduce ammonia emissions from a new plant by an order of magnitude, planning and site identification for the construction of a pilot plant was commenced;
- taking advantage of the favourable market conditions, the half year period saw the relaunch of the high purity isobutylene production technology using the MTBE cracking process, with the sale of two new user licenses in India and Taiwan. The key factors in this success story were the optimization of the process, the development of a new production procedure and the identification of a new supplier for the catalyst;
- as part of its work for the Eni/Enel CCS (Carbon Capture and Storage) programme, Saipem commenced two studies into the transportation of carbon dioxide by pipeline, examining the issues of corrosion and flow assurance with the objective of sizing a pilot pipeline;
- the first remediation modules were applied on mercury contaminated sites using the innovative

ElectroChemical Remediation Technology (ECRT), which permits the removal of contaminants from soil. A research project was also launched to investigate the application of ECRT technology for the remediation of soils containing substances that are difficult to treat using traditional approaches.

In addition, the following new areas of applied research were developed during the period:
- the agronomic evaluation of sulphur from petrochemical plants, which confirmed its potential as a soil amendment;
- pipeline monitoring using accelerometer technology for intrusion detection. Research conducted at pilot sites led to the development of techniques for interpreting data from monitored pipelines;
- environmental monitoring using wireless sensor networks;
- hydrocarbon fingerprinting using experimental geochemical analysis techniques to detect and identify the presence, source and patterns of seepage/leakage in the vicinity of fields and upstream/downstream plants.

Quality, Health, Safety and the Environment

Quality

The first half of 2009 saw all Saipem Group companies continue to fulfil their commitment to ensuring the implementation of the principles of the Group Quality Policy in the management of projects of all types and complexities and in the coordination of organisational processes.

Significant progress was made, with the direct involvement of top management, in defining improvement targets for Group companies and in identifying indicators for monitoring the performance of organisational processes and projects, including the use of the continuous measurement of client satisfaction levels.

In order to ensure compliance with the requirements of an extremely diverse and competitive market and with the international standard ISO 9001:2000, innovative project quality management and quality control tools were implemented, supported by rigorous recruitment, selection and induction procedures and activities aimed at ensuring the appointment of qualified human resources capable of bringing proven added value to the group for all Onshore, Offshore and Drilling projects and for principal Asset investment projects.

The first half of 2009 also saw the commencement or continuation of the following initiatives:

- the mapping and redefinition of all performance indicators in the light of the new work processes for the Onshore BU and Corporate Guidelines;
- the issue of sector specific Quality bulletins informing Saipem personnel of improvement initiatives launched during 2009;
- the launch of an information/promotion campaign by the Quality Department involving the issue of a supplement included with the in house magazine 'Orizzonti' and the distribution of a series of posters;
- supervision of the procurement process;
- beginning of the implementation of new methods for carrying out integrated design reviews, with the aim of improving Engineering-Construction and Engineering-Installation interfaces;
- support for vessel investment projects, including the introduction of a standardisation, check and review process for the engineering phases;
- consolidation of the principles of management review of the quality management system in the Offshore Construction, Drilling, Onshore and Asset areas;
- implementation of a QHSE intranet portal;
- definition of structured procedures for gathering, capitalising on and sharing experiences acquired within Onshore Process Engineering departments;
- support with the standardisation of organisational structures and operating manuals for vessels belonging to the Saipem fleet;
- implementation of new methodologies connected with training and awareness initiatives aimed at Saipem and operating company personnel;
- initiatives to improve Saipem's partnerships with its suppliers through the organisation of workshops for sharing, presenting and analysing the Group's quality management and control;
- integrated audit activities on projects, with special focus on the level of application of the Golden Rules defined by Top Management;
- the agreement reached between the ERSAI Quality Office and the Karaganda State Technical University, in Kazakhstan;
- auditing of/follow-up on main suppliers of materials and services, through direct involvement of Project Managers;
- reinforcement of centralised coordination of Quality Control activities performed on Construction Offshore vessels;

- definition and launch of centralised coordination of QA/QC activities in Fabrication Yards;
- launch of a project for the standardisation at group level of pipe tracking methodologies and systems used on pipeline construction vessels;
- support from disciplines with the structuring and launch of quality control and management activities for new fabrication yards;
- updating of integrated construction system (SICON) to include all new customised quality control standards for Aramco and pipelines;
- definition by quality coordination personnel of periodic assessment/self-assessment forms for onshore projects;
- six-monthly knowledge sharing meetings for Drilling BU quality personnel;
- launch of a management system for controlling the tubular goods inspection process.

The following Client Satisfaction monitoring initiatives were pursued during the period:
- the launch of a project sponsored by top management for the revision and reinforcement of group-wide customer satisfaction monitoring methodologies;
- the beginning of data collection activities for measuring the satisfaction levels of internal customers in the Asset and Procurement areas.

Health

In addition to the routine health prevention and promotion activities and the provision of emergency medical assistance to employees on assignments, the half year period saw Saipem focus on increasing the number of prevention campaigns/programmes and ensuring that all employees have access to them.
There were also additional improvements during the period to the electronic health (or 'e-Health') system, which provides employees all over the globe with online access to information regarding health issues. The Health portal, which can be accessed via the company intranet, is continuously updated to ensure that it carries reliable and up to the minute information (both general and work-related) regarding local and global epidemiological conditions, and infectious and non infectious diseases.
Saipem medical services published a health manual aimed at personnel travelling for work. The manual is called 'Sì Viaggiare' and is published in both Italian and English. In addition to giving general advice for travellers, the manual provides information on the most common illnesses, and on risks connected with travel and climatic conditions and health-related risks. The second part of the manual contains an individual medical/health profile for all of the countries of the world.
The period also saw the introduction of new services for Saipem medical personnel: the Health portal now contains a veritable virtual library, including health standards, training and information programmes, annual reports, health software manuals and internal health/medical news/bulletins, etc.
Malaria represents one of the biggest medical issues faced by the Oil and Gas industry. During the half year, a dedicated e-learning programme for medical personnel was created, called 'Malaria training for medical personnel'. The programme has been made mandatory for all Saipem medical staff.
The period also saw the number of operating companies and sites in which the cardiovascular disease prevention and telecardiology programmes have been implemented continue to grow. Tests are currently underway to evaluate the possibility of applying the integrated telemedicine system on offshore vessels and remote sites.
In addition to the Stop Smoking Campaign, a new prevention campaign targets unhealthy lifestyles and aims to inform personnel on the risks of alcohol and drug use and abuse. The campaign, which has just been launched, consists of an information campaign on the damage caused by alcohol and drugs using presentations, information sheets and brochures.
Internal health audits ensure the constant monitoring and improvement of health management activities and, as such, continue to represent an integral part of the group's health management system.
During 2009, ten Saipem doctors were enrolled on the second edition of the MIOGATE Masters course in Oil and Gas Telemedicine and Telepharmacy, which is aimed at medical staff working in the oil and gas industry and run in collaboration with Camerino University in Italy.

Safety

LEADERSHIP IN SAFETY

During the first half of 2009, the organisation of Leadership in Safety (LiS) programme Workshops continued at the same rhythm as in 2008.
The key figures were as follows: 240 workshops held, with more than 3,500 participants from 29 different countries. Participants in the workshops came from all levels of management.

In addition to Phase 1 activities (the LiS Workshops), the year also saw the implementation of Phases 2 and 3 of the programme.
More than 60 official communication events, involving more than 2,500 people, were held to present the LiS programme to Saipem employees (Phase 2), while more than 40 'Five Stars' training sessions (Phase 3) were organised, with the participation of approximately 500 employees. Five Stars is a communications tool designed to help intervene effectively to correct unsafe behaviour and recognise and reward safe behaviour.
The aim of Phases 2 and 3 of the programme LiS is to transmit the key content and concepts of LiS to Saipem workers, with the ultimate objective of achieving continuous improvement in safety behaviour.
During the year, the LiS programme received further official recognition with the announcement that it had won the Saipem Innovation Award for 2008. In addition, at the New York Film and Video Awards, the film 'The Safer, The Better' won prizes in the best director (silver medal) and best industrial production (bronze medal) categories.

WORLD DAY FOR SAFETY AND HEALTH AT WORK
April 28, 2009 was 'World Day for Safety and Health at Work'.
To mark the occasion, Saipem Chief Executive Officer Pietro Franco Tali sent a video message to the entire Saipem workforce, reminding workers 'you are always empowered to make the choices which you feel are the safest and to intervene when you feel that safety is being compromised'. Mr. Tali's message was played at all Saipem sites and projects, while special HSE meetings were organised. The message was made available with subtitles in Spanish, French, Italian, Portuguese and Russian.

DRILLING CAMPAIGN
'PERSONNEL EXCLUSION RED ZONE'
In drilling safety, the half year saw work begin on a safety campaign called 'Personnel Exclusion Red Zone', whose aim is to eliminate or at least reduce as much as possible human-machine interaction, which is often the cause of accidents. The campaign will involve the definition of procedures designed to ensure that unauthorised personnel do not enter – even unintentionally – areas that have been classed as 'high risk'.
At the current time, the campaign is still in the design phase: the areas in which the exclusion rules will apply are being defined, while methods for making such areas out of bounds and for managing personnel movements are being studied.

HSE INDUCTION - SHIPYARDS SUPERVISION ACTIVITIES
To adapt the existing HSE induction course for vessels during maintenance work in shipyards, a new dedicated induction video was produced.
The aim of the video, which was filmed in a shipyard used by Saipem, was to give the induction course an immediate impact and make it easier for workers to take in the course contents through the use of familiar images and locations.

HSE Design
One of the areas in which Saipem is concentrating its HSE activities is the analysis of the major industrial risks associated with its operations, which employ increasingly complex and innovative equipment and systems, in particular on board pipelayer vessels and for heavy lifting operations.
The objective of these activities is to ensure that all equipment is as reliable as is possible and to conduct studies to ensure that equipment is always perfectly integrated on board vessels, so as to satisfy all ergonomic and system operability criteria.

HSE Training
Programmes to develop safety and environmental culture and know-how are organised for all operating, technical and managerial personnel.
Saipem studied and defined in collaboration with the British Safety Council an innovative HSE training and certification programme for offshore project and operation managers, which is recognised internationally.

Legislative Decree 81/2008
2009 saw the gradual and complete implementation of the application of the new health and safety legislation introduced by Legislative Decree 81/2008.
In order to ensure that Safety Managers are provided with adequate training, a programme of training and information meetings are currently being organised with the involvement of the Employers ('Datori di Lavoro') of the Business Units.
In order to ensure the correct interpretation and application of all of the requirements included in the new legislative decree and to verify the adequacy of the Saipem organisational model, cross-functional work groups drawn from the main company departments and units have been set up to examine the principal areas addressed by the new legislation. The activities of the work groups were in a number of instances closely coordinated with projects that had already been launched, such as the implementation and integration of HSE systems, achieving excellent results.

A number of illustrative seminars are now planned, with the aim of achieving a widespread consensus for and familiarity with the new procedures resulting from the groups' work within Saipem.
Additionally, a revision of all corporate risk assessment documentation, based on the requirements set out in the new legislation, has been commenced.
The goal of achieving coordination between the safety departments/offices of the various Saipem companies in Italy was reached through the introduction of periodic meetings between Prevention and Protection Service Managers and Officers.
The following activities are still underway:
- the preparation of corporate criteria for the definition of corporate standards relating to the selection of Personal Protective Equipment and safety equipment;
- the creation of a database for acquiring and managing information relating to environmental monitoring, reporting and measurement connected with workers' health and safety.

Environment

The main activities carried out during 2009 were as follows:
- monitoring of atmospheric emissions, mainly on offshore vessels, in order to:
  - validate the emission factors used in environmental reporting;
  - check compliance with the requirements of MARPOL 73/78, Annex VI;
- revision of the environmental reporting standard;
- new campaign to raise awareness with regard to the correct sorting of waste produced by Saipem activities.

Sustainability

With a view to increasing the level of integration of its sustainability policies and strategies within the group's business activities, Saipem implemented initiatives aimed at ensuring the continuous improvement of its stakeholder relations and at optimizing its own Sustainability process. The Sustainability Committee, which is chaired by the Chief Operating Officer and consists of all the Corporate Vice Presidents, the Deputy CEO and the CEO of Saipem sa, was thus extended to include the Chief Operating Officers of the three Business Units, Offshore, Onshore and Drilling and the Director of Integrated Projects.

Stakeholder relations

April saw the publication of the third Sustainability Report which describes the Group's sustainability performance in 2008. The report was certified by the auditing firm PricewaterhouseCoopers.
For the 2008 edition, the Sustainability Report was restructured, taking into account the results of a consultation survey conducted on a sample of relevant stakeholders, to include sections aimed at specific target users of the report (employees, clients, local communities, etc.). The section 'Saipem in the world' in particular was modified in order to include more information on areas in which Saipem has a long-established presence and on local operations.
An interactive version of the report was published on the Saipem web site to ensure greater accessibility and make it easier for users to quickly go to the sections that most interest them.

The Sustainability report aside, Saipem's sustainability communication strategy for 2009 is heavily focused on local needs: in addition to the engagement activities being implemented by the operating companies in strategic countries, a number of new Sustainability Case Studies are currently being produced for key countries and for key projects which have stood out for their good sustainability practices and which may represent a point of reference for future projects.
The first of these Project Case Studies - which concerned the 'Dampier to Bunbury Natural Gas Pipeline Stage 5A Expansion Project' in Australia - has already been completed and was published in the first half of 2009.

With regard to the sustainability reporting process, a project has been launched for the development of an electronic reporting system integrated with the existing Group reporting and accounting systems, with the objective of improving the reliability of the data and information used in the sustainability process and disclosed in reports.

Community sustainability projects

Sustainability projects also continued in the areas where Saipem operates. Only the details of the more important projects in a few of the areas characterised by stability and a long period of operation are provided below.
In Kazakhstan, the annual sustainability plan of ERSAI Llc is currently being implemented.
The plan saw the continuation of activities in support of the local health system at both Kuryk and Aktau hospitals. In addition, educational campaigns aimed at raising awareness among the local population with regard to health issues, safety and environmental protection were conducted, particularly in Kuryk's schools, and with the participation of the University of Aktau.
The Group's efforts to contribute to the development of the local economy, which in 2008 saw the creation of

the Business Incubator project, consisted of training and development activities aimed at students and the unemployed from Kuryk.

Also in Kazakhstan, in Atyrau, educational support activities were carried out as part of the development projects being implemented in the area of the Kashagan project.

In Indonesia, as the construction of the fabrication yard at Pangke village, Karimun island, progresses, work has also begun on the reforestation of the surrounding areas, which represents one of the environmental impact mitigation measures designed to ensure the conservation of local biodiversity, and in particular the protection of the local mangrove species.

Human resources

Development, training and organisation

The first half of 2009 focused mainly on the analysis, rationalisation, systematisation and – in some cases – realigning/repositioning of the human resource selection, training and development processes in order to achieve better alignment with the current labour market, which has experienced a shift in the supply-demand balance and to adapt to the new business model, under which staff/services are moved closer to business operations.

Activities regarding the selection process were aimed at optimizing the recruitment phase in anticipation of a recovery on the labour market: a review of selection procedures was carried out, contractual conditions for the supply of external search and selection services were redefined and renegotiated, and the Saipem recruitment Portal, eFesto, which is either already operational or in the process of being made operational in a large number of the overseas operating companies in Europe, North Africa, India, the Caspian Sea area and the Far East, was enhanced to include a number of new functions.

In addition, a number of branding campaigns were conducted, both at international level, for the recruitment of international resources for foreign operating companies, and in Italy at technical institutes, with the aim of consolidating/strengthening the group's image and improving its ability to recruit Italian school leavers to the operations functions of the group's various lines of business. Finally, Saipem participated in three major international job fairs in Lisbon (recruitment of Angolan resources), Cairo (North African resources) and Sharjah (Middle Eastern resources).

With regard to **Training** activities, the period saw the launch of numerous professional training initiatives, some of which were made possible by the opening of the Corporate Training Center in Chennai (India), where the courses 'Project Control Engineering' and 'NDT Supervisor' were held (for both Indian and international personnel) and where a course in 'Contract Administration' is currently taking place.

The Training Centre is also attended by junior personnel recruited in India for employment in international roles. Students participate in professional training courses (which include training regarding Saipem's business and organisation). Another important initiatives was the three month course for 'Prefabrication Supervisors' at the Arbatax site, which is designed to equip course attendees with the critical skills needed to fill offshore fabrication roles.

The period also saw 'institutional' training activities, with the organisation of a series of courses entitled 'Corporate Vision & Role' dealing with methods and procedures for performing the direction, coordination and control role assigned to managers with corporate functions and the launch of the new edition of 'Welcome Saipem'. Finally, investments and initiatives were carried out in connection with 'law compliant' training – a series of seminars and courses relating to the new work safety legislation introduced under Legislative Decree No. 81/2008. The initiatives included:

- the design of courses, content and e-learning applications for training related to Legislative Decree No. 231/2001 and 81/2008;
- new policies regarding security and the promotion of the Code of Ethics.

Human resource **Development** activities during the period focused on the review and updating of a number of the methodologies and tools available to management for monitoring, assessing and developing resources, i.e.: Performance Evaluation, Monitoring of Young Talents, a new release of E-Performance, publication on the company intranet of development programmes for professional areas.

As part of a wider programme aimed at redefining the Leadership model, the period saw the completion in Italy of the second phase of the 'Feedback 360°' programme involving all senior managers in key positions and young managers. Meanwhile, the first phase of the same programme began at Saipem sa, with the involvement of 80 senior managers.
Finally, the 'ROV Technician' project was launched, whose objective is the creation of a worldwide map of resources specialised in operations using ROV for the following purposes:
- technical training;
- definition of a new Training Matrix for internal development and consolidation of the role of ROV Technician;
- survey of potential areas of recruitment of junior technicians in the Asia-Pacific area and subsequent definition of an induction/training plan.

The market trend and the international economic scenario dictated a cautious attitude in relation to **Compensation** systems and policies during the first half of the year. Variable incentive plans and retention systems were carefully monitored, reviewed and – in certain cases – suspended, in particular the more 'aggressive' plans introduced in the previous two year period during which the labour market used by Saipem was extremely turbulent.
During the period, the international Global Grading project was completed. This involved the development of an internal grading system based on typical positions in Saipem's market sector, for use worldwide. The aim is to provide a standard and effective method of benchmarking for all foreign companies which will aid the interpretation of local compensation analyses and the definition of local compensation structures.
In view of the current global economic climate and forecasts regarding future prospects, the compensation committee examined the Saipem management incentive schemes, and in particular the long-term schemes. The current short-term monetary incentive scheme was confirmed and, in order to continue to support the company's operating performance in the long-term, it was decided to also maintain the long-term monetary scheme, which is linked to the company's performance, during the three-year period 2009-2011.
However, for 2009 only, it was decided to suspend the Stock Option plans due to the high instability and volatility of the Saipem share, which has been heavily affected by exogenous variables.

With regard to **Local content** initiatives, the first half of 2009 saw the re-launching of the training and development campaigns for local resources in Kazakhstan (phase 3 of the programme) and Angola (new programme to increase the use of local resources in typical operational roles). Also particularly significant were the new programmes launched in close coordination with and in support of the Onshore Business Unit in Algeria and Libya for the creation of local engineering centres.

The first half of the year, also saw the continuation of the **Organisational** initiatives aimed at achieving the objectives defined for the 'New Saipem Operating Model Development Programme', which started in

Year 2008	(units)	First half Ave. workforce 2008	**Ave. workforce 2009**
10,334	Offshore	9,817	**11,910**
15,224	Onshore	15,029	**14,878**
1,581	Offshore Drilling	1,551	**1,584**
4,067	Onshore Drilling	3,695	**4,653**
3,287	Staff positions	3,160	**3,466**
34,493	**Total**	**33,252**	**36,491**
7,044	Italian personnel	6,894	**7,313**
27,449	Other nationalities	26,358	**29,178**
34,493	**Total**	**33,252**	**36,491**
5,974	Italian personnel under open-ended contract	5,841	**6,356**
1,070	Italian personnel under fixed-term contract	1,053	**957**
7,044	**Total**	**6,894**	**7,313**

Dec. 31, 2008	(units)	June 30, 2008	**June 30, 2009**
7,071	Number of engineers	6,806	**7,140**
36,643	Number of employees	33,997	**35,854**

2008. The work carried out in this respect during the period related to:
- optimizing synergies, activities and processes relating to staff and business support structures, with a view to introducing a centralised shared services model at single country level, in implementation of the Organisational Model defined for 'multi business' countries, i.e. Angola, Algeria, United Arab Emirates and Saudi Arabia;
- providing support with the redefinition of certain company processes, ensuring their consistency with the organisational models adopted, optimizing and harmonising the operating models in Group;
- redefining the Saipem Document System in order to meet operating requirements related to governance of the group's network model.

A rationalisation programme regarding the organisational structures at the main Saipem Group subsidiaries was begun, with the aim of ensuring more transparent governance.
An organisational analysis is underway aimed at redefining the organisational and governance model for Maintenance, Modification and Operations (MMO) activities, with the aim of achieving centralised management and coordination at Group level.
A rationalisation project was commenced at the group's Italian subsidiaries with the aim of achieving greater overall efficiency through a simplification of shareholding structures, and a focus on core business.
Finally, the 'Complexity and Cost Structure Rationalization' Programme was launched, comprising the definition and implementation of measures to reduce complexity and optimise cost structures.
IBIS Continuous Improvement managed the implementation of continuous improvement initiatives regarding the IBIS Integrated Company Information System and the continuing roll-out of the IBIS model at Group level. In addition, it provided support to the various companies involved in developing know-how with regard to the correct use of the applications.
The function also managed the Change Management process for the IBIS projects currently being implemented and supported the 'GHRS Reloaded' project.
Finally, the function completed new operating methodologies and standards which ensure compliance with segregation of duties principles in relation to company applications.

Industrial relations

Saipem's approach in industrial relations is to pay careful and close attention to the socio-economic context and to the legislation in force in the countries in which it operates, with the aim of ensuring harmonisation and optimal management, in accordance with company policy, of relations with trade unions, employers' associations, institutions and public bodies.
The first half of the year saw the beginning of discussions with national representatives of Trade Union organisations from the Energy and Maritime sectors with respect to the following issues of interest to Saipem and Group companies:
- renewal of the agreement relating to the seagoing allowance for seamen serving on board special vessels, which expired on June 30, 2009;
- discussions with trade union representatives for production sites and Saipem and SES to define the productivity indicators to be used in calculating the annual performance bonus for 2009;
- ongoing negotiations regarding regulations for 'onshore site and office-based assignments', including definition of allowances;
- the period also saw meetings held with SES workers' representatives in relation to working hours at the Marghera Sonsub division and the reorganisation of on-call shifts at the Maintenance division.

Saipem also participated in meetings to elect representatives to the European Works Council of Eni and in the annual meeting of the Committee held in Lisbon on June 23, 2009 and June 24, 2009.

Payroll

In June 2009, the GHRS Reloaded - New Release project (conducted in synergy with the ICT function), which was launched in September 2008, achieved its objective of implementing an upgrade of the software with enhanced functionalities, and took advantage of the opportunity to rationalise and build in to the system certain modifications relating to new requirements deriving from HR processes.
Additional objectives of the project were to improve GHRS system functionality and to optimise the efficiency of Human Resources management processes, meanwhile assessing the impact of the changes on company systems and ensuring that feasibility and cost effectiveness requirements were met.
The project also included training activities, held for the whole of the month of May, for all overseas companies and regarding all of the modules present on the system.
In the coming months, the work group will focus on providing post implementation support and on analysing and developing the new functionalities planned for future releases of GHRS.

Information technology

IBIS project activities in the first half of 2009 mainly focused on the 'IBIS Consolidation' project consisting of a SAP R/3 release upgrade and a review of the work processes supported by the application, with the aim of evaluating the potential benefits of adopting the new functionalities offered by version 6.0.
The main goals of the project are as follows:
- enhance the current IBIS model by designing and implementing an accounting model for managing working capital by project based on SAP New General Ledger;
- replace, where possible, custom applications with standard functions.

From a purely technical point of view, the project represents an opportunity for a complete overhaul of all technical components. The upgrade is scheduled to take place during the second half of 2009.
The launch of the upgrade project made it necessary to limit the implementation of new functionalities and roll outs. Consequently, operations of this type during the period were conducted at Saipem Contracting Algerie SpA and at Petrex SA in Peru.
In addition to the SAP R/3 project, the review of the Data Warehouse system was also started. This project principally affects the Procurement and Human Resources functions.
During the period the Personnel, Organisation and Systems department in collaboration with ICT completed the project for the upgrade of the human resources management system GHRS, which is based on Oracle Peoplesoft. As with the SAP upgrade, the aim of the GHRS project was to achieve both technical and functional benefits: following a complete overhaul of the technical components, all of the system functionalities were reviewed with the aim of using the standard product functions.
Work also continued during the period on another IBIS project - the Workload Management System (WMS) - which is an integrated system for project resource workload planning and control.
Following work to consolidate WMS system functions based on the functional requirements of the Onshore business unit, the project concentrated on the definition of the WMS model for the Offshore business unit. Meanwhile, the period also saw the first roll outs in Group companies.
The IBIS initiative concerning the development of a common document management methodology for all business units continued during the first half of 2009.
Further progress was made on the DAMS-Asset initiative during the period, with the moving into production of on board technical documentation from the Saipem 3000 using a solution that integrates the DAMS system, which is based on EMC-Documentum, with an on-board document retrieval system based on EMC-E-Room.
In the business support area, the implementation of the Intergraph SmartPlant Material application continued, with hard work going into the definition and release of new function-rich environments for the management of bulk materials on projects.
Meanwhile, very positive results were achieved during the period in terms of the development of applications for Construction and Fabrication using commercially available software (FBit, Bentley, Intergraph and Oracle Primavera) that was enhanced with custom modules developed in house and tailored to Saipem's specific needs (i.e. SICON, Sistema Integrato di Construction Management/Integrated Construction Management System and Piping Tracking System or PTS). These systems were used at the Khurais site in Saudi Arabia with excellent results.
As part of the upgrading initiatives of the principal Corporate applications currently underway, the period also saw the launch of an overhaul of the ICT infrastructure at Italian offices. The overhaul will affect

the servers and storage and back up systems, with the aim of implementing a scalable, structured and homogeneous ICT infrastructure capable of dynamically satisfying all business requirements.
The new initiatives include the WIE - Windows Infrastructure Evolution project, whose objective is the group-wide overhaul of infrastructure and workstations and the introduction of the new Microsoft platforms, as well as the putting into production of the RMS - Rights Management Services function for the protection of email system and documents.
With regard to telecommunications, the first half of the year saw the continuation of the project to enhance connections with the fleet and the main sites, with new connections activated for the Petrex sites in Peru and Venezuela and the vessels Castoro 7 and Big Foot.
In collaboration with Procurement, an international tender was announced for the supply of VSAT services to the Saipem fleet, with the aim of securing upgraded technology, improved services and lower costs.
Meanwhile, the year saw the continued implementation of new cost-saving services including IP telephony – the transmission of telephone calls over a data network – and 'Orange Business Voice'.
With regard to ICT governance, the monitoring required to ensure compliance with the Sarbanes Oxley Act and Law 262 has become an integral part of ICT processes. In addition, progress continued to be made on a project for the adoption of a control system based on the international ISO framework 27001 with a view to improving the ICT Governance Model for the whole Saipem Group.

Risk management

The main risks that Saipem is facing and actively monitoring and managing are the following:

(i) the market risk deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company and the risk deriving from exposure to commodity price volatility;

(ii) the credit risk deriving from the possible default of a counterparty;

(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;

(iv) the operational risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results;

(v) country risk.

Financial risks are managed in accordance with guidelines defined by the Parent Company, with the objective of aligning and coordinating Group companies' policies on financial risks.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. Saipem actively manages market risk in accordance with a set of policies and guidelines that provide a centralised model of conducting finance, treasury and risk management operations based on the Group Treasury Structures.

Exchange rate risk

Exchange rate risk derives from the fact that the Saipem's operations are conducted in currencies other than the euro and revenues (costs) from a significant portion of operational contracts are denominated in or linked to non-euro currencies. Revenues and costs denominated in foreign currencies maybe significantly affected by exchange rate fluctuations due to conversion differences on specific transactions arising from the time lag existing between the execution of a given transaction and the definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financial payables and receivables (transaction risk). Exchange rate fluctuations affect the Group's reported results and shareholders equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transactional exposures arising from foreign currency movements. Risks deriving from the translation of foreign currency denominated profits or investments are not hedged on a systematic basis but are assessed on a case-by-case.

In compliance with International Financial Reporting Standards (IFRS), Saipem uses a number of different types of derivative contract to reduce economic and transaction exposure, such as currency swaps, forwards and options. Such derivatives are evaluated by the Eni Corporate Finance Unit of Eni SpA at fair value on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the International Financial Reporting Standards (IFRS).

Interest rate risk

The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest Rate Swaps (IRS) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is the responsibility of the Treasury Department.

Commodity risk

Saipem's results are affected by changes in the prices of oil products (fuel oil, bunker oil, etc.) and raw materials, since they represent associated costs in the running of vessels, offices and yards and the implementation of projects and investments.
Saipem manages exposure to commodity price risk with the aim of neutralising the above phenomenon and achieving stable margins.
In order to accomplish this, it uses derivatives traded over the counter (swaps, forward, contracts for differences) through Eni Trading & Shipping (ETS) on the organised markets of ICE and NYMEX (futures), with the underlying commodities being oil products (ICE gasoil). Such derivatives are evaluated at fair value on the basis of market prices provided by specialised sources or, in the absence of market prices, through Eni finance companies, in accordance with Group guidelines regarding centralised financial management.

Credit risk

Credit risk represents Saipem's exposure to potential losses deriving from non-performance of counterparties. Credit risk arising from the Group's normal course of operations is controlled by the business units and the administration department on the basis of standard procedures and periodic reporting. For financial investments and the use of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem SpA.
The critical situation that has developed on the financial markets has led to additional preventative measures to avoid the concentration of risk/assets being adopted.
In addition, operations involving derivative instruments are being managed with a greater degree of selectivity. The company has not any significant cases of non performance by counterparties.
As at June 30, 2009, Saipem has no significant concentrations of credit risk.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact the Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Saipem manages liquidity risk by targeting a capital structure that guarantees a level of liquidity adequate for the Groups' needs, optimizing the opportunity cost of maintaining liquidity reserves and achieving an optimal profile in terms of maturity and composition of debt, in accordance with management plans and business objectives including prescribed

limits in terms of maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium/long-term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, Saipem believes it has access to sufficient funding and borrowing facilities to meet currently foreseeable requirements, thanks to a use of credit lines that is both flexible and targeted to meet business needs.
The liquidity management policies used - which were being applied even before the worsening of the crisis - have the objective of ensuring both the availability of adequate funding to meet short-term requirements and obligations and a sufficient level of operating flexibility to fund Saipem's development plans, while maintaining an adequate finance structure in terms of debt composition and maturity.
At June 30, 2009, Saipem maintained unused borrowing facilities of €919 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
Undiscounted long-term debt, including the current portion of long-term debt, and contractual interest payments at June 30, 2009 (€282 million) can be analysed as follows:

	Maturity							
(€ million)	2009	2010	2011	2012	2013	2014	After	Total
Long-term debt, including current portion	24	326	299	82	140	60	613	1,544

Operational risk

Saipem's business activities conducted both in and outside Italy are subject to a broad range of national legislation and regulations, including laws implementing international protocols and conventions relating to specific sectors of activity. These laws and regulations require prior authorisation and/or the acquisition of a license before operations may commence and the compliance with health, safety and environment rules.
Environmental regulations impose restrictions on the types, quantities and concentration of pollutants that can be released into the air, water and soil and require companies to adopt correct waste management practices. In particular, strict operating practices and standards to protect biodiversity must be adopted when conducting exploration, drilling and production activities in certain ecologically sensitive locations (i.e. protected areas). Failure to comply with these requirements is punishable by criminal and civil sanctions. Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations and the costs associated with ensuring they are complied with are expected to remain significant in the future. For this purpose, Saipem has adopted HSE guidelines to ensure the health and safety of employees, local communities, contractors and clients and the safeguarding of the environment, in compliance with local and international rules and regulations and in line with international best practices and standards.
An ongoing process of risk identification, evaluation and mitigation is at the heart of HSE management operations in all phases of activity and for all business units. This process is implemented through the adoption of effective management procedures and systems designed to suit the specific characteristics of each activity and the sites in which they take place and with a view to achieving the continuous improvement of plant and processes. Additionally, the codification and proceduralization of operating phases has led to a reduction of the human factor in plant risk management. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at site level through dedicated HSE structures equipped with emergency response plans indicating the corrective actions to be taken to minimise damage in the event of an incident and responsibilities for ensuring they are taken.
Saipem's integrated approach to managing health, safety and environmental issues is supported by the adoption in all Group companies of an HSE management system based on the Saipem/Eni Management System Model. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is aimed at achieving risk prevention and the systematic monitoring and control of HSE performance, in a cycle of continuous improvement, and is subject to audits by internal and independent experts. Saipem's facilities are certified to international standards such as ISO 14001, OHSAS

18001 and even EMAS. Saipem also provides an advanced programme of training and development for HSE staff with the aim of:
- promoting conduct consistent with the applicable guidelines;
- guiding HSE-related cultural, professional and managerial growth of all personnel;
- supporting knowledge management and HSE risk control.

Country risk

Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable. Saipem constantly monitors the political, social and economic risk of countries in which it operates or intends to invest. Country risk is mitigated by means of risk management guidelines defined by Saipem in its 'Project Risk Assessment and Management' procedure.

Risk and opportunity and knowledge management

In 2006, the Risk and opportunity and knowledge management department was created to:
- promote the use of risk and opportunity knowledge management in tenders and projects managed by the various Business Units;
- ensure the spread of a risk and opportunity and knowledge management culture within Saipem;
- provide advice, support and guidelines to the Business Units and projects in identifying and evaluating risks and opportunities and in all activities related to the implementation of mitigation and improvement measures for risk management and the optimisation of opportunities respectively;
- define, develop and update tools and methods for collecting and organising lessons learned and making them available to projects;
- ensure adequate training and the necessary support to risk engineers;
- ensure the constant updating of guidelines, procedures and Corporate standards, promoting their correct application within Saipem and subsidiary companies.

Additional information

BUY-BACK OF TREASURY SHARES

Period	No. of shares	Average cost (€)	Total cost (€ thousand)	Share capital (%)
Treasury shares purchased				
2003 (from May 2)	2,125,000	6.058	12,873	0.48
2004	1,395,000	7.044	9,826	0.32
2005	3,284,589	10.700	35,146	0.74
2006	1,919,355	18.950	36,371	0.43
2007	848,700	25.950	22,024	0.19
2008	2,245,300	25.836	58,010	0.51
2009	-	-	-	-
Treasury shares held	**11,817,944**	**14.745**	**174,250**	**2.67**
Less:				
- treasury shares allocated as stock grants	1,616,400			
- treasury shares allocated as stock options	3,919,415			
Treasury shares held at June 30, 2009	**6,282,129**	**20.01**	**125,694**	**1.42**

At June 30, 2009, the share capital amounted to €441,410,900. On the same day, the number of shares in circulations was 435,128,771. No treasury shares were purchased on the market during the half year period.

CONSOB REGULATION ON MARKETS

Article 36 of Consob Regulation on Markets: conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries

With regard to the regulations setting out conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries that are deemed to be of material significance in relation to the consolidated financial statements, the Company discloses that:

- at June 30, 2009 the following nine Saipem subsidiaries fell within the scope of application of the regulation in question, namely:
  - ER SAI Caspian Contractor Llc;
  - Global Petroprojects Services AG;
  - Petrex SA;
  - Saipem Asia Sdn Bhd;
  - Saipem Contracting (Nigeria) Ltd;
  - Saipem Contracting Algerie SpA;
  - Saipem Misr for Petroleum Services (S.A.E.);
  - Saudi Arabian Saipem Ltd;
  - Snamprogetti Saudi Arabia Ltd.

Procedures designed to ensure full compliance with Article 36 have already been adopted.

Article 37 of Consob Regulation on Markets: conditions preventing the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company

The Board of Directors has ascertained that the company satisfies the conditions set out in Article 37 of Consob Regulation on Markets for the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company.

DISCLOSURE OF TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties entered into by Saipem SpA and identified by IAS 24 concern mainly the exchange of goods, the supply of services, and the provision and utilisation of financial resources with non consolidated subsidiaries and associates as well as Eni SpA companies. All such transactions are an integral part of the ordinary day-to-day business and are carried out on an arm's length basis, i.e. at conditions which would be applied between independent parties.

Board Directors, General Managers and Senior Managers with strategic responsibilities must declare, every six months, any transactions they enter into with Saipem SpA or its subsidiaries, directly or through a third party, in compliance with the provisions of IAS 24. The amounts of trade, financial or other operations with related parties are provided in Note 43 to the interim consolidated report of Saipem SpA.

SUBSEQUENT EVENTS

New contracts

During July 2009, Saipem was awarded new contracts and negotiated variations to existing contracts amounting to approximately €800 million.

The most important contracts won during this period were:

- Esso Exploration Angola (Block 15) Ltd awarded Saipem the lump sum turnkey contracts for the tieback work for the Kizomba Satellites Epc3 development in Angola. Saipem will be responsible for the engineering, construction, transport and installation of pipelines, umbilicals, risers and subsea systems connecting the Mavacola and Clochas Fields to the existing FPSO units at Kizomba A and B;
- Eni awarded Saipem a lumpsum turnkey contract for offshore works in the Mediterranean Sea.

MANAGEMENT OUTLOOK

Weakness in hydrocarbon demand is continuing as a result of the global economic crisis and there are no clear signs of recovery in the short-term. Oil prices are experiencing strong fluctuations due partly to the weakness in demand and partly to the prospect that a reduction in oil industry spending may lead to supply shortages in the medium-term with significant repercussions on share prices. Oil companies react to this scenario of weak demand and oil price fluctuations by reducing investments and causing adverse market conditions for the oil service industry.

In 2009 Saipem has been, and will continue, carrying out contracts won in the previous two years, when the market was particularly favourable. The quality of the backlog and the strong operating performance of projects under execution underpin expectations of achieving largely positive results: revenues and operating profits are expected to achieve the record levels of last year. New contracts won in the first half of 2009 have enabled the backlog to remain at record levels, confirming the resilience of Saipem's model to the cyclical nature of the market.

Long-term presence in geographical areas and sectors due to attract significant investments despite moderate oil prices and the start of operations in 2010 and 2011 of new distinctive assets are expected to further strengthen Saipem's competitive position in the medium-term.

Investments for 2009 are confirmed to be in the region of €1.6 billion. An additional sum of approximately €0.1 billion may be spent in relation to the year's portion of investments to convert a tanker into an FPSO unit if negotiations with the Client are successful.

Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes

Reclassified balance sheet

(€ million)	Dec. 31, 2008		June 30, 2009	
Reclassified balance sheet items (where not stated otherwise, items comply with statutory scheme)	Partial amounts from statutory scheme	Amounts from reclassified scheme	Partial amounts from statutory scheme	Amounts from reclassified scheme
A) Net tangible assets		5,171		**5,816**
Note 8 - Property, plant and equipment	5,171		**5,816**	
B) Net intangible assets		755		**757**
Note 9 - Intangible assets	755		**757**	
C) Investments		43		**50**
Note 10 - Investments accounted for using the equity method	42		**48**	
Note 11 - Other investments	2		**3**	
Recl. from E) - provisions for losses related to investments	(1)		**(1)**	
D) Working capital		(870)		**(559)**
Note 3 - Trade and other receivables	4,255		**4,135**	
Recl. to I) - financing receivables not related to operations	(260)		**(87)**	
Note 4 - Inventories	1,397		**1,337**	
Note 5 - Current income tax assets	37		**55**	
Note 6 - Other current tax assets	301		**318**	
Note 7 - Other current assets	420		**357**	
Note 12 - Deferred tax assets	94		**82**	
Note 13 - Other non-current assets	17		**35**	
Note 15 - Trade and other payables	(6,370)		**(6,274)**	
Note 16 - Income tax payables	(101)		**(130)**	
Note 17 - Other current tax liabilities	(110)		**(96)**	
Note 18 - Other current liabilities	(476)		**(179)**	
Note 22 - Deferred tax liabilities	(25)		**(60)**	
Note 23 - Other non-current liabilities	(49)		**(52)**	
E) Provisions		(184)		**(167)**
Note 20 - Provisions for contingencies	(185)		**(168)**	
Recl. to C) - provisions for losses related to investments	1		**1**	
Net assets available for disposal		68		**68**
F) Provision for employee benefits		(173)		**(177)**
Note 21 - Provisions for employee benefits	(173)		**(177)**	
CAPITAL EMPLOYED, NET		**4,810**		**5,788**
G) Shareholders' equity		2,757		**3,000**
Note 25 - Saipem shareholders' equity	2,757		**3,000**	
H) Minority interest		21		**37**
Note 24 - Minority interest	21		**37**	
I) Net borrowings		2,032		**2,751**
Note 1 - Cash and cash equivalents	(1,398)		**(1,040)**	
Note 2 - Other financial assets held for trading or available for sale	(36)		**(33)**	
Note 14 - Short-term debt	2,613		**2,649**	
Note 19 - Long-term debt	1,106		**1,080**	
Note 19 - Current portion of long-term debt	7		**182**	
Recl. from D) - financing receivables held for non-operating purposes (Note 3)	(260)		**(87)**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**4,810**		**5,788**

Reclassified income statement

The only items of the reclassified income statement which differ from the statutory scheme are those stated hereafter:

- revenues, amounting to €3 million, related to reimbursements for non-core business services, insurance claims and costs paid by the client, which feature under the statutory scheme as 'other revenues and income', have been recorded as reductions under the corresponding cost items in the reclassified income statement;
- the other gains and losses deriving from commodity contracts (€3 million) have been recorded as reductions under the corresponding cost items in the reclassified income statement;
- the items 'financial income' (€582 million), 'financial expenses' (-€683 million) and 'derivatives' (€46 million), which are indicated separately under the statutory scheme, are stated under the item 'finance (expense) income' (-€55 million) in the reclassified income statement;
- the items 'effect of accounting using the equity method' (€9 million) and 'other income (expenses) from investments' (€1 million), which are indicated separately under the statutory scheme, are stated net under the items 'net income from investments' and 'gain on disposals' under the reclassified income statement.

All other items are unchanged.

Reclassified cash flow statement

The only items of the reclassified cash flow statement which differ from the statutory scheme are those stated hereafter:

- the items 'depreciation and amortisation' (€220 million), 'net change in provisions' (-€11 million), 'net change in the provision for employee benefits' (€4 million) and 'impairments (write-ups)' (-€6 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'depreciation/amortisation and other non-monetary items' (€207 million);
- the items 'gain on disposal of assets, net' (-€1 million) and 'losses (gains) on investments accounted for using the equity method' (-€9 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'net losses (gains) on sales of assets' (-€10 million);
- the items 'dividends' (-€1 million), 'interest income' (-€13 million), 'interest expense' (€41 million), 'unrealised exchange (gains) losses' (€4 million) and 'current and deferred income taxes' (€145 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'dividends, interests, extraordinary income/expenses and income taxes' (€176 million);
- the items regarding changes in 'inventories' (€60 million), 'trade and other receivables' (-€88 million), 'other assets' (€45 million), 'trade and other payables' (-€46 million) and 'other liabilities' (-€294 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'changes in working capital related to operations' (-€323 million);
- the items 'dividends received' (€4 million), 'interest received' (€15 million), 'interest paid' (-€42 million), and 'income taxes paid' (-€87 million), indicated separately and included in cash from operations in the statutory scheme, are shown net under the item 'dividends, interests, extraordinary income/expenses and income taxes received (paid) during the period' (-€110 million);
- the items relating to investments in 'intangible assets' (-€5 million) and 'tangible assets' (-€875 million), indicated separately and included in cash flow from investing activities in the statutory scheme, are shown net under the item 'capital expenditure' (-€880 million);

- the items 'repayment of short-term receivables' (€173 million), 'proceeds from short-term receivables' (€12 million), 'proceeds from long-term debt' (€149 million), 'proceeds from short-term debt' (€22 million) and 'increase (decrease) in short-term debt to banks' (€14 million) indicated separately and included in net cash used in financing activities in the statutory scheme, are shown net under the item 'changes in debt' (€370 million);
- the items 'effect of exchange rate changes on cash and cash equivalents' (€15 million), 'effect of changes in consolidation area and other changes' (€35 million) are shown net under the item 'effect of changes in consolidation area and exchange differences on cash and cash equivalents' (€50 million).

All other items are unchanged.

82.4776

Condensed Consolidated Interim Financial Statements

Balance sheet

(€ million)

June 30, 2008		Note (*)	Dec. 31, 2008	of which with related parties	June 30, 2009	of which with related parties
	ASSETS					
	Current assets					
2,081	Cash and cash equivalents	(1)	1,398	874	1,040	697
-	Other financial assets held for trading or available for sale	(2)	36		33	
3,117	Trade and other receivables	(3)	4,255	1,149	4,135	923
1,423	Inventories	(4)	1,397	73	1,337	55
29	Current tax assets	(5)	37		55	
252	Other current tax assets	(6)	301		318	
278	Other current assets	(7)	420	336	357	297
7,180	**Total current assets**		**7,844**		**7,275**	
	Non-current assets					
4,291	Property, plant and equipment	(8)	5,171		5,816	
750	Intangible assets	(9)	755		757	
28	Investments accounted for using the equity method	(10)	42		48	
7	Other investments	(11)	2		3	
14	Other financial assets		-		-	
59	Deferred tax assets	(12)	94		82	
11	Other non-current assets	(13)	17	3	35	21
5,160	**Total non-current assets**		**6,081**		**6,741**	
80	Assets classified as held for sale	(44)	68		68	
12,420	**TOTAL ASSETS**		**13,993**		**14,084**	
	LIABILITIES AND SHAREHOLDERS' EQUITY					
	Current liabilities					
3,198	Short-term debt	(14)	2,613	2,393	2,649	2,556
5	Current portion of long-term debt	(19)	7	2	182	4
4,813	Trade and other payables	(15)	6,370	129	6,274	264
231	Income tax payables	(16)	101		130	
62	Other current tax liabilities	(17)	110		96	
154	Other current liabilities	(18)	476	421	179	170
8,463	**Total current liabilities**		**9,677**		**9,510**	
	Non-current liabilities					
927	Long-term debt	(19)	1,106	615	1,080	772
187	Provisions for contingencies	(20)	185		168	
172	Provisions for employee benefits	(21)	173		177	
66	Deferred tax liabilities	(22)	25		60	
-	Other non-current liabilities	(23)	49	48	52	50
1,352	**Total non-current liabilities**		**1,538**		**1,537**	
9,815	**TOTAL LIABILITIES**		**11,215**		**11,047**	
	SHAREHOLDERS' EQUITY					
6	Minority interest	(24)	21		37	
2,599	Saipem shareholders' equity	(25)	2,757		3,000	
441	- share capital	(26)	441		441	
55	- share premium reserve	(27)	55		55	
168	- other reserves	(28)	(63)		39	
1,525	- retained earnings		1,536		2,217	
501	- net profit for the period		914		374	
(91)	- treasury shares	(29)	(126)		(126)	
2,605	**Total shareholders' equity**		**2,778**		**3,037**	
12,420	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**		**13,993**		**14,084**	

(*) The notes constitute an integral part of the condensed consolidated interim financial statements.

Income statement

(€ million)

2008		Note (*)	First half 2008	of which with related parties	First half 2009	of which with related parties
	REVENUES					
10,094	Net sales from operations	(31)	4,619	494	5,158	815
44	Other income and revenues	(32)	14	4	10	-
10,138	**Total revenues**		**4,633**		**5,168**	
	Operating expenses					
(7,291)	Purchases, services and other	(33)	(3,308)	(35)	(3,606)	(36)
(1,410)	Payroll and related costs	(34)	(673)		(763)	
(353)	Depreciation, amortisation and impairment	(35)	(163)		(220)	
(9,054)	**Total operating expenses**		**(4,144)**		**(4,589)**	
(1)	Other operating income and expenses	(36)	3	3	3	3
1,083	**OPERATING PROFIT**		**492**		**582**	
	Finance income (expense)					
1,405	Finance income		441	35	582	9
(1,568)	Finance expense		(481)	(65)	(683)	(47)
68	Derivative financial instruments		(12)	(10)	46	47
(95)	**Total finance income (expense)**	(37)	**(52)**		**(55)**	
	Income (expense) from investments					
22	Share of profit (loss) of equity-accounted investments		7		9	
207	Other gain (loss) from investments		188		1	
229	**Total income (expense) from investments**	(38)	**195**		**10**	
1,217	**PROFIT BEFORE INCOME TAXES**		**635**		**537**	
(285)	Income taxes	(39)	(131)		(145)	
932	**NET PROFIT**		**504**		**392**	
	Attributable to:					
914	- Saipem		501		374	
18	- minority interest	(40)	3		18	
	Earnings per share attributable to Saipem (€ per share)					
2.10	Basic	(41)	1.16		0.86	
2.07	Diluted	(41)	1.14		0.85	

(*) The notes constitute an integral part of the condensed consolidated interim financial statements.

Statement of comprehensive income

(€ million)	First half 2008	First half 2009
Net profit (loss)	**504**	**392**
Other items of comprehensive income:		
- change in the fair value of cash flow hedges	40	125
- investments carried at fair value	(6)	1
- exchange rate differences arising from the translation into euro of financial statements currencies other than the euro	(33)	(5)
- income tax relating to other items of comprehensive income	(5)	(18)
Other items of comprehensive income	**(4)**	**103**
Total comprehensive income	**500**	**495**
Attributable to:		
- Saipem	498	478
- minority interest	2	17

Statement of changes in shareholders' equity

(€ million)	Saipem shareholders' equity												
	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares	Cash flow hedge reserve	Cumulative currency translation differences	Retained earnings	Net profit for the period	Treasury shares	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2007	441	55	7	72	34	108	(93)	873	875	(77)	2,295	4	2,299
Net profit for the first half of 2008	-	-	-	-	-	-	-	-	501	-	501	3	504
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	35	-	-	-	-	35	-	35
Investments carried at fair value	-	-	-	-	-	-	-	(6)	-	-	(6)	-	(6)
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	-	(32)	-	-	-	(32)	(1)	(33)
Total income (expense) of the period	-	-	-	-	-	35	(32)	(6)	501	-	498	2	500
Transactions with shareholders													
Dividend distribution first half of 2008	-	-	-	-	-	-	-	-	(192)	-	(192)	-	(192)
2007 profit carried forward and transfer to legal reserve	-	-	-	15	-	-	-	668	(683)	-	-	-	-
Treasury shares repurchased	-	-	-	-	24	-	-	(24)	-	(14)	(14)	-	(14)
Other changes in shareholders' equity													
Cost related to stock options	-	-	-	-	-	-	-	4	-	-	4	-	4
Currency translation differences deriving from the distribution of dividends and other changes	-	-	-	-	-	-	(2)	10	-	-	8	-	8
Total	-	-	-	15	24	-	(2)	658	(875)	(14)	(194)	-	(194)
Balance at June 30, 2008	441	55	7	87	58	143	(127)	1,525	501	(91)	2,599	6	2,605
Net profit for the second half of 2008	-	-	-	-	-	-	-	-	413	-	413	15	428
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	(229)	-	-	-	-	(229)	-	(229)
Investments carried at fair value	-	-	-	-	-	-	-	(1)	-	-	(1)	-	(1)
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	(3)	46	-	-	-	43	-	43
Total income (expense) of the period	-	-	-	-	-	(232)	46	(1)	413	-	226	15	241
Transactions with shareholders													
Treasury shares repurchased	-	-	-	-	(41)	-	-	40	-	(35)	(36)	-	(36)
Other changes in shareholders' equity													
Cost related to stock options	-	-	-	-	-	-	-	4	-	-	4	-	4
Currency translation differences deriving from the distribution of dividends and other changes	-	-	-	-	-	-	(4)	(32)	-	-	(36)	-	(36)
Total	-	-	-	-	(41)	-	(4)	12	-	(35)	(68)	-	(68)
Balance at December 31, 2008	441	55	7	87	17	(89)	(85)	1,536	914	(126)	2,757	21	2,778

82.4776

Statement of changes in shareholders' equity *cont'd*

(€ million)	Saipem shareholders' equity												
	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares	Cash flow hedge reserve	Cumulative currency translation differences	Retained earnings	Net profit for the period	Treasury shares	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2008	441	55	7	87	17	(89)	(85)	1,536	914	(126)	2,757	21	2,778
Net profit for the first half of 2009	-	-	-	-	-	-	-	-	374	-	374	18	392
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	107	-	-	-	-	107	-	107
Investments carried at fair value	-	-	-	-	-	-	-	1	-	-	1	-	1
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	(2)	(2)	-	-	-	(4)	(1)	(5)
Total income (expense) of the period	-	-	-	-	-	105	(2)	1	374	-	478	17	495
Transactions with shareholders													
Dividend distribution first half of 2009	-	-	-	-	-	-	-	-	(239)	-	(239)	-	(239)
2008 profit carried forward and transfer to legal reserve	-	-	-	1	-	-	-	674	(675)	-	-	-	-
Treasury shares repurchased	-	-	-	-	-	-	-	-	-	1	1	-	1
Other changes in shareholders' equity													
Cost related to stock options	-	-	-	-	-	-	-	5	-	-	5	-	5
Currency translation differences deriving from the distribution of dividends and other changes	-	-	-	-	-	-	(2)	1	-	(1)	(2)	(1)	(3)
Total	-	-	-	1	-	-	(2)	680	(914)	-	(235)	(1)	(236)
Balance at June 30, 2009	441	55	7	88	17	16	(89)	2,217	374	(126)	3,000	37	3,037

Statement of cash flows

(€ million)	First half 2008		First half 2009	
Net profit for the period	501		374	
Minority interest	3		18	
Depreciation and amortisation	163		220	
Impairments (write-ups)	-		(6)	
Net change in provisions for contingencies	(3)		(11)	
Net change in the provision for employee benefits	5		4	
Losses (recoveries) on financing receivables	(10)		-	
Losses (gains) on the sale of consolidated investments	4		-	
Losses (gains) on investments accounted for using the equity method	(8)		(9)	
Net gains on disposal of assets	(188)		(1)	
Dividend (income)	(1)		(1)	
(Interest income)	(59)		(13)	
Interest expense	86		41	
Unrealised exchange (gains) losses	25		4	
Current and deferred income taxes	131		145	
Cash generated from operating income before changes in working capital		**649**		**765**
(Increase) decrease:				
- inventories	(425)		60	
- trade and other receivables	246		(88)	
- other assets	(17)		45	
- trade and other payables	132		(46)	
- other liabilities	75		(294)	
Cash flow from operations		**660**		**442**
Dividends received	24		4	
Interest received	59		15	
Interest paid	(86)		(42)	
Income taxes paid	(8)		(87)	
Realised exchange gains or losses on dividends	(4)		-	
Net cash provided by operating activities		**645**		**332**
of which with related parties	*626*		*1,152*	
Investing activities:				
- intangible assets	(4)		(5)	
- tangible assets	(974)		(875)	
- investments	(1)		-	
Cash flow from investing activities		(979)		(880)
Disposals:				
- tangible assets	46		5	
- investments	282		-	
- other changes related to disposals	(5)		-	
Cash flow from disposals		323		5
Net cash used in investing activities		**(656)**		**(875)**
of which with related parties	-		-	

Statement of cash flows *cont'd*

(€ million)	First half 2008		First half 2009	
Buy-back of treasury shares	(14)		-	
Sale of treasury shares	-		1	
Increase (decrease) securities held for non-operating purposes	-		3	
Proceeds from short-term receivables	(61)		-	
Repayment of short-term receivables	-		185	
Proceeds from short-term debt	-		22	
Proceeds from long-term debt	36		149	
Increase (decrease) in short-term debt to banks	165		14	
Dividend distribution	(192)		(239)	
Return of capital to minority shareholders	(1)		-	
Net cash used in financing activities		**(67)**		**135**
of which with related parties	*232*		*322*	
Effect of exchange rate changes on cash and cash equivalents		(5)		15
Effect of changes in consolidation area and other changes		(6)		35
Net cash flow for the period		**(89)**		**(358)**
Cash and cash equivalents - beginning of the period		**2,170**		**1,398**
Cash and cash equivalents - end of the period		**2,081**		**1,040**

Basis of presentation

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The structure of the financial statements is the same as that used in the 2008 Annual Report, with the exception of: (i) the statement of comprehensive income that begins with the amount of net profit for the year adjusted with all items of income and expenses directly recognised in equity, but excluded from net income, in accordance with IFRS; (ii) the recognition of the non-hedging derivatives[1] in the 'current' and 'non-current' section of the balance sheet as required by the changes to IAS 1 'Presentation of Financial Statements' introduced by 'Improvements to International Financial Reporting Standards'; (iii) the recognition of the changes in the fair value of the non-hedging derivatives on commodities, also including the effects of the settlement, in the new income statement item 'Other operating income (expense)'.
The condensed consolidated interim financial statements have been prepared in accordance with the same principles of consolidation and evaluation criteria described in the 2008 Annual Report.
Starting from 2009, the provisions of the revised IAS 23 'Borrowing Costs' are applied. The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that take a substantial period of time to get ready for use or sale. The Company is required to capitalise such borrowing costs as part of the cost of the asset. Saipem already applied the alternative treatment allowed by IAS 23.
The report includes selected explanatory notes. Segment reporting is prepared according to the provisions of IFRS 8 'Operating Segments', effective starting on January 1, 2009. The new standard requires the segment reporting to be prepared in accordance with the requirements used for the preparation of internal reports for the entity's chief operating decision maker. Therefore the identification of operating segments and the related reporting is prepared on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. The application of the provisions of IFRS 8 'Operating Segments' has not modified the reporting segments.
Income taxes were calculated based on the estimated taxable profit. Tax payables and receivables were measured at the amount expected to be paid to/recovered from the tax authorities, applying tax laws that have been enacted or substantively enacted at the end of the period and using tax rates estimated on an annual basis.
Consolidated companies, non-consolidated subsidiaries, associates and relevant shareholdings as set forth in Article 126 of Consob resolution 11971 of May 14, 1999 and subsequent addenda, are indicated in the section 'Scope of consolidation'. In the same section, a list detailing the changes in the scope of consolidation from the previous year is provided.
The condensed consolidated interim financial statements as of June 30, 2009 were approved by Saipem's Board of Directors on July 29, 2009 and a limited review has been carried out by the independent auditor PricewaterhouseCoopers SpA. A limited review is substantially less in scope than an audit performed in accordance with generally accepted auditing standards.
For the sake of clarity, data relating to the same period of the previous year has been restated and is presented on a comparable basis.

Foreign currency translation

Financial statements of consolidated companies denominated in currencies other than the euro are converted into the presentation currency applying: (i) closing exchange rates to assets and liabilities; (ii) the historical exchange rates to equity accounts and (iii) the average rates for the period to the income statement (source: Bank of Italy).
Exchange rate differences deriving from the application of different exchange rates for assets and liabilities, shareholders' equity and income statement are recognised under the item 'Reserve for exchange differences' within shareholders' equity for the portion relating to the Group's interests and under the item 'Minority interest' for the portion related to minority shareholders. Upon the disposal of the investment or repayment of the capital employed, the reserve is charged to the income statement.
The financial statements translated into euros are those denominated in the functional currency, i.e. the local currency or the currency in which most financial transactions and assets and liabilities are denominated.

(1) The changes reported in notes (i) and (ii) result from the application, starting from 2009, of the revised IAS 1 'Presentation of Financial Statements' as integrated by the provisions of 'Improvements to International Financial Reporting Standards' published in May 2008.

Exchange rates that have been applied for the translation of financial statements in foreign currencies are as follows:

Currency	Exchange rate at Dec. 31, 2008	Exchange rate at June 30, 2009	2009 average exchange rate
US Dollar	1.3917	1.4134	1.3328
British Pound Sterling	0.9525	0.8521	0.8939
Algerian Dinar	98.3946	103.364	96.6688
Angolan Kwanza	104.614	110.056	101.824
Saudi Arabian Riyal	5.22303	5.30065	4.99853
Argentine Peso	4.80444	5.35858	4.84911
Australian Dollar	2.0274	1.7359	1.8790
Azerbaijan Manat	1.12248	1.13701	1.07498
Brazilian Real	3.2436	2.7469	2.9214
Canadian Dollar	1.6998	1.6275	1.60541
Central African CFA Franc	655.957	655.957	655.957
Croatian Kuna	7.3555	7.273	7.3824
Egyptian Pound	7.67609	7.91091	7.46268
Indian Rupee	67.636	67.518	65.5901
Indonesian Rupee	15,239.1	14,427.6	14,758.1
Kazakhstan Tenge	168.227	212.620	193.007
Malaysian Ringgit	4.8048	4.9681	4.7795
Mexican Peso	19.2333	18.5537	18.448
Nigerian Naira	193.249	209.318	197.424
Norwegian Kroner	9.75	9.02	8.90
Peruvian New Sol	4.37155	4.25231	4.13504
Qatar Riyal	5.06816	5.14501	4.85214
Dominican Peso	49.0688	50.7889	47.6056
Romanian New Leu	4.0225	4.2072	4.2325
Russian Rouble	41.283	43.881	44.097
Singaporean Dollar	2.004	2.044	1.988
Swiss Franc	1.485	1.527	1.506
UAE Dirham	5.1118	5.1913	4.8952

Use of accounting estimates

For a description of the accounting estimates used see the 2008 Annual Report.

Recent accounting principles

As regards the recent accounting principles, in comparison with those indicated in the Annual Report 2008[2], in the first half of 2009 the principal pronouncement issued by IASB was the 'Amendment to IFRS 7 Improving Disclosures about Financial Instruments' that concerns the integration of the disclosure on financial instruments and the definition of a fair value 'hierarchy' articulated on three levels according to the different quality of input used in the measurement. Saipem is currently reviewing these new IFRS and interpretations to determine the likely impact on the Group's results.

(2) In comparison with the accounting principles reported in the Annual Report 2008, during the first half of 2009 the European Commission has endorsed the revised IFRS 3 'Business Combinations' and IAS 27 'Consolidated and Separate Financial Statements', IFRIC 12 'Service Concession Arrangements' and IFRIC 16 'Hedges of a Net Investment in a Foreign Operation'.

Scope of consolidation at June 30, 2009

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
CONSOLIDATING COMPANY							
Saipem SpA	San Donato Milanese	EUR	441,410,900	Eni Corporate SpA Saipem SpA Third parties	42.91 1.44 55.65		
CONTROLLED COMPANIES							
ITALY							
Consorzio Sapro	San Giovanni Teatino	EUR	10,329	Saipem SpA Third parties	51.00 49.00		Co.
Intermare Sarda SpA	Tortolì	EUR	6,708,000	Saipem SpA	100.00	100.00	F.C.
Saipem Energy Italia SpA	Marghera	EUR	120,000	Saipem Energy Services SpA	100.00	100.00	F.C.
Saipem Energy Services SpA	San Donato Milanese	EUR	9,020,216	Saipem SpA	100.00	100.00	F.C.
Snamprogetti Chiyoda sas di Saipem SpA	San Donato Milanese	EUR	10,000	Saipem SpA Third parties	99.90 0.10	99.90	F.C.
Snamprogetti Sud SpA	Vibo Valentia	EUR	5,000,040	Saipem SpA	100.00	100.00	F.C.
ABROAD							
Andromeda Consultoria Tecnica e Rapresentações Ltda	Rio de Janeiro (Brazil)	BRL	322,350,000	Saipem SpA Snamprogetti Netherlands BV	99.00 1.00	100.00	F.C.
Bannorsud - Comercio, Serviçõs de Consultoria e Investimentos Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00		E.M.
Boscongo sa	Pointe Noire (Congo)	XAF	200,000,000	Saipem sa Third parties	99.99 0.01	100.00	F.C.
BOS Investment Ltd	Hertfordshire (United Kingdom)	GBP	5,000,000	Saipem sa	100.00	100.00	F.C.
BOS-UIE Ltd	Hertfordshire (United Kingdom)	GBP	3,300,000	BOS Investment Ltd	100.00	100.00	F.C.
Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	Funchal (Portugal)	EUR	5,000	Saipem sa	100.00	100.00	F.C.
Entreprise Nouvelle Marcellin sa	Marseille (France)	EUR	1,018,700	Saipem sa	100.00	100.00	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	USD	9,149,000	Saipem International BV Third parties	50.00 50.00	50.00	F.C.
ER SAI Marine Llc	Almaty (Kazakhstan)	KZT	1,000,000	ER SAI Caspian Contractor Llc	100.00		E.M.
ERS - Equipment Rental & Services BV	Amsterdam (Netherlands)	EUR	90,760	Saipem International BV	100.00	100.00	F.C.
European Marine Contractors Ltd	London (United Kingdom)	GBP	1,000,000	European Marine Investments Ltd Saipem UK Ltd	50.00 50.00	100.00	F.C.
European Marine Investments Ltd	London (United Kingdom)	USD	20,000,000	Saipem International BV	100.00	100.00	F.C.
European Maritime Commerce BV	Amsterdam (Netherlands)	EUR	18,000	ERS - Equipment Rental & Services BV	100.00	100.00	F.C.
Global Petroprojects Services AG	Zurich (Switzerland)	CHF	5,000,000	Saipem International BV	100.00	100.00	F.C.
Hazira Cryogenic Engineering & Construction Management Private Ltd	Mumbai (India)	INR	500,000	Services et Equipements Gaziers et Petroliers sa Third parties	55.00 45.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Hazira Marine Engineering & Construction Management Private Ltd	Mumbai (India)	INR	100,000	Saipem sa Sofresid sa	99.99 0.01		E.M.
Katran-K Llc	Krasnodar (Russian Federation)	RUB	1,603,800	Saipem International BV	100.00	100.00	F.C.
Moss Arctic Offshore AS	Lysaker (Norway)	NOK	100,000	Moss Maritime AS	100.00	100.00	F.C.
Moss Maritime AS	Lysaker (Norway)	NOK	40,000,000	Saipem International BV	100.00	100.00	F.C.
Moss Maritime Inc	Houston (USA)	USD	145,000	Moss Maritime AS	100.00	100.00	F.C.
Moss Offshore AS	Lysaker (Norway)	NOK	20,000,000	Moss Maritime AS	100.00	100.00	F.C.
Nigerian Services & Supply Co Ltd	Lagos (Nigeria)	NGN	40,000,000	Saipem sa	100.00		E.M.
North Caspian Service Co Llp	Almaty (Kazakhstan)	KZT	1,910,000,000	Saipem International BV	100.00	100.00	F.C.
Petrex SA	Iquitos (Peru)	PEN	100,719,045	Saipem International BV	100.00	100.00	F.C.
Petromar Lda	Luanda (Angola)	USD	357,143	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda Third parties	70.00 30.00	70.00	F.C.
PT Saipem Indonesia	Jakarta (Indonesia)	USD	30,290,000	Saipem International BV	100.00	100.00	F.C.
Sagio - Companhia Angolana de Gestão de Instalaçao Offshore Lda	Luanda (Angola)	AOA	1,600,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	60.00 40.00		E.M.
Saibos Construções Maritimas Unipessoal Lda	Funchal (Portugal)	EUR	27,551,052	Saipem sa	100.00	100.00	F.C.
Saigut SA de Cv	Ensenada (Mexico)	MXN	90,050,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saimexicana SA de Cv	Mexico City (Mexico)	MXN	50,000	Saipem sa	100.00	100.00	F.C.
Saipem (Beijing) Technical Services Co Ltd	Beijing (China)	USD	250,000	Saipem International BV	100.00	100.00	F.C.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International BV Third parties	41.94 58.06	100.00	F.C.
Saipem (Nigeria) Ltd	Lagos (Nigeria)	NGN	259,200,000	Saipem International BV Third parties	89.41 10.59	89.41	F.C.
Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem (Portugal) - Gestão de Participações SGPS SA	Funchal (Portugal)	EUR	49,900,000	Saipem International BV	100.00	100.00	F.C.
Saipem Aban Drilling Co Private Ltd	Chennai (India)	INR	50,000,000	Saipem International BV Saipem sa	50.00 50.00	100.00	F.C.
Saipem America Inc	Wilmington (USA)	USD	50,000,000	Saipem International BV	100.00	100.00	F.C.
Saipem Argentina Samic y F. (**)(***)	Buenos Aires (Argentina)	ARS	444,500	Saipem International BV Third parties	99.58 0.42		E.M.
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Saipem Australia Pty Ltd (***)	Sydney (Australia)	AUD	10,661,000	Saipem International BV	100.00		E.M.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	NGN	827,000,000	Saipem International BV Third parties	97.94 2.06	97.94	F.C.
Saipem Contracting Algerie SpA	Hassi Messaoud (Algeria)	DZD	1,556,435,000	Sofresid sa	100.00	100.00	F.C.
Saipem Discoverer Invest Sarl	Luxembourg (Luxembourg)	USD	215,000	Saipem SpA	100.00	100.00	F.C.
Saipem do Brasil Serviçõs de Petroleo Ltda	Rio de Janeiro (Brazil)	BRL	14,719,299	Saipem Energy Services SpA	100.00	100.00	F.C.
Saipem Engineering Nigeria Ltd (***)	Lagos (Nigeria)	NGN	75,000,000	Saipem International BV Third parties	95.00 5.00		E.M.
Saipem Holding France sas	Montigny le Bretonneux (France)	EUR	40,000	Saipem International BV	100.00	100.00	F.C.
Saipem India Project Ltd	Chennai (India)	INR	407,000,000	Saipem sa	100.00	100.00	F.C.
Saipem International BV	Amsterdam (Netherlands)	EUR	172,444,000	Saipem SpA	100.00	100.00	F.C.
Saipem Logistics Services Ltd	Lagos (Nigeria)	NGN	55,000,000	Saipem International BV	100.00	100.00	E.M.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	EUR	31,002	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Maritime Asset Management Luxembourg Sarl	Luxembourg (Luxembourg)	USD	100,000	Saipem International BV	100.00	100.00	F.C.
Saipem Mediterran Usluge doo	Rijeka (Croatia)	HRK	1,500,000	Saipem International BV	100.00	100.00	F.C.
Saipem Misr for Petroleum Services (S.A.E.)	Port Said (Egypt)	EUR	2,000,000	Saipem International BV ERS - Equipment Rental & Services BV European Maritime Commerce BV	99.92 0.04 0.04	100.00	F.C.
Saipem Perfurações e Construções Petroliferas Lda	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem sa	Montigny le Bretonneux (France)	EUR	26,488,695	Saipem SpA	100.00	100.00	F.C.
Saipem Services México SA de Cv	Mexico City (Mexico)	MXN	50,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saipem Services SA	Bruxelles (Belgium)	EUR	61,500	Saipem International BV ERS - Equipment Rental & Services BV	99.98 0.02	100.00	F.C.
Saipem Singapore Pte Ltd	Singapore (Singapore)	SGD	28,890,000	Saipem sa	100.00	100.00	F.C.
Saipem UK Ltd	New Malden (United Kingdom)	GBP	6,470,000	Saipem International BV	100.00	100.00	F.C.
Saipem Ukraine Llc	Kiev (Ukraine)	EUR	106,061	Saipem International BV Saipem Luxembourg SA	99.00 1.00	100.00	F.C.
Saipem Venezuela SA	Caracas (Venezuela)	VEB	20,000,000	Saipem sa Third parties	99.95 0.05		Co.
SAIR Construções Mecanicas de Estruturas Maritimas Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	86.00 14.00		E.M.
SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	Montigny le Bretonneux (France)	EUR	37,000	Saipem sa	100.00	100.00	F.C.
Saudi Arabian Saipem Ltd	Al-Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International BV Third parties	60.00 40.00	100.00	F.C.
Services et Equipements Gaziers et Petroliers sa	Lorient (France)	EUR	38,125	Saipem sa Third parties	99.84 0.16	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Shipping and Maritime Services Ltd (***)	Lagos (Nigeria)	NGN	13,000,000	ERS - Equipment Rental & Services BV	100.00		E.M.
Sigurd Rück AG	Zurich (Switzerland)	CHF	25,000,000	Saipem International BV	100.00	100.00	F.C.
Snamprogetti Africa (Nigeria) Ltd (**)(***)	Lagos (Nigeria)	NGN	5,000,000	Snamprogetti Netherlands BV Snamprogetti Management Services SA	99.00 1.00		E.M.
Snamprogetti Canada Inc	Montreal (Canada)	CAD	100,100	Saipem International BV	100.00	100.00	F.C.
Snamprogetti Engineering BV	Amsterdam (Netherlands)	EUR	18,151	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti France sarl	Montigny le Bretonneux (France)	EUR	22,868	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Ltd	Basingstoke (United Kingdom)	GBP	15,000,000	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Lummus Gas Ltd	Sliema (Malta)	EUR	50,000	Snamprogetti Netherlands BV Third parties	99.00 1.00	99.00	F.C.
Snamprogetti Management Services SA	Geneva (Switzerland)	CHF	300,000	Snamprogetti Netherlands BV Third parties	99.99 0.01	99.99	F.C.
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	EUR	92,117,340	Saipem SpA	100.00	100.00	F.C.
Snamprogetti Romania Srl	Bucharest (Romania)	RON	5,034,100	Snamprogetti Netherlands BV Saipem International BV	99.00 1.00	100.00	F.C.
Snamprogetti Saudi Arabia Co Ltd Llc	Al-Khobar (Saudi Arabia)	SAR	10,000,000	Saipem International BV Snamprogetti Netherlands BV	95.00 5.00	100.00	F.C.
Snamprogetti USA Inc	Dover (USA)	USD	2,000	Saipem International BV	100.00	100.00	F.C.
Société de Construction d'Oleoducs Snc	Montigny le Bretonneux (France)	EUR	39,000	Services et Equipements Gaziers et Petroliers sa Entreprise Nouvelle Marcellin sa	99.90 0.10	100.00	F.C.
Sofresid Engineering sa	Montigny le Bretonneux (France)	EUR	1,267,143	Sofresid sa Third parties	99.99 0.01	100.00	F.C.
Sofresid sa	Montigny le Bretonneux (France)	EUR	8,253,840	Saipem sa	100.00	100.00	F.C.
Sonsub AS	Randaberg (Norway)	NOK	1,882,000	Saipem International BV	100.00	100.00	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	AUD	13,157,570	Saipem International BV	100.00	100.00	F.C.
Sonsub Ltd (**)	Aberdeen (United Kingdom)	GBP	5,901,028	Saipem International BV	100.00	100.00	F.C.
Star Gulf Free Zone Co	Dubai (United Arab Emirates)	AED	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA Saipem (Portugal) Comércio Marítimo Lda	80.00 20.00	100.00	F.C.
Sud Est Cie	Montigny le Bretonneux (France)	EUR	95,440	Sofresid sa Third parties	99.70 0.30		Co.
TBE Ltd	Damietta (Egypt)	EGP	50,000	Saipem sa Third parties	70.00 30.00		E.M.
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Funchal (Portugal)	EUR	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
AFFILIATED AND JOINTLY CONTROLLED COMPANIES							
ITALY							
ASG Scarl	San Donato Milanese	EUR	50,864	Saipem SpA Third parties	55.41 44.59	55.41	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	San Donato Milanese	EUR	51,646	Saipem SpA Third parties	50.36 49.64	50.36	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Due	San Donato Milanese	EUR	51,646	Saipem SpA Third parties	52.00 48.00		E.M.
Consorzio Snamprogetti Abb Lg Chemicals (**)	San Donato Milanese	EUR	50,000	Saipem SpA Third parties	50.00 50.00		E.M.
Consorzio U.S.G. (**)	Parma	EUR	25,823	Saipem SpA Third parties	40.00 60.00		Co.
Modena Scarl	San Donato Milanese	EUR	400,000	Saipem SpA Third parties	59.33 40.67	59.33	P.C.
Rodano Consortile Scarl	San Donato Milanese	EUR	250,000	Saipem SpA Third parties	53.57 46.43	53.57	P.C.
Rosetti Marino SpA	Ravenna	EUR	4,000,000	Saipem sa Third parties	20.00 80.00		E.M.
SP - TKP Fertilizer Srl (**)	San Donato Milanese	EUR	50,000	Saipem SpA Third parties	50.00 50.00		E.M.
ABROAD							
02 Pearl snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Africa Oil Services sa (**)	Guyancourt (France)	EUR	37,500	Services et Equipements Gaziers et Petroliers sa Third parties	44.88 55.12		E.M.
Barber Moss Ship Management AS	Lysaker (Norway)	NOK	1,000,000	Moss Maritime AS Third parties	50.00 50.00		E.M.
Bonny Project Management Co Ltd	Greenford (United Kingdom)	GBP	1,000	LNG - Serviçõs e Gestão de Projectos Lda	100.00		E.M.
BOS Shelf Ltd Society	Baku City (Azerbaijan)	AZN	2,000	Star Gulf Free Zone Co Third parties	50.00 50.00	50.00	P.C.
Caspian Barge Builders Pte Ltd	Singapore (Singapore)	SGD	2	Saipem Singapore Pte Ltd Third parties	50.00 50.00		E.M.
Charville - Consultores e Serviços, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
CMS&A Wll	Doha (Qatar)	QAR	500,000	Snamprogetti Netherlands BV Third parties	20.00 80.00	50.00	P.C.
Dalia Floater Angola Snc	Paris la Defense (France)	EUR	0	Entreprise Nouvelle Marcellin sa Third parties	27.50 72.50	27.50	P.C.
Doris Development Canada Ltd	St. John's (Canada)	CAD	10,000	Doris Engineering sa	100.00		Co.
Doris Engenharia Ltda	Rio de Janeiro (Brazil)	BRL	2,203,170	Doris Engineering sa Third parties	50.00 50.00		E.M.
Doris Engineering sa	Paris (France)	EUR	3,571,440	Sofresid sa Third parties	40.00 60.00		E.M.
Doris USA Inc	Houston (USA)	USD	1,500,000	Doris Engineering sa	100.00		E.M.
Fertilizantes Nitrogenados de Oriente CEC (†)	Caracas (Venezuela)	VEB	9,667,827,216	Snamprogetti Netherlands BV Third parties	20.00 80.00		

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(†) Investments reclassified to 'Assets held for sale'.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Fertilizantes Nitrogenados de Oriente SA (†)	Caracas (Venezuela)	VEB	286,549	Snamprogetti Netherlands BV Third parties	20.00 80.00		
Fertilizantes Nitrogenados de Venezuela CEC (†)	Josè - Edo. Anzategui (Venezuela)	VEB	312,214,634,511	Fertilizantes Nitrogenados de Oriente CEC	100.00		
Fertilizantes Nitrogenados de Venezuela Srl (†)	Josè - Edo. Anzategui (Venezuela)	VEB	287,000	Fertilizantes Nitrogenados de Oriente CEC	100.00		
FPSO Firenze Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
FPSO Mystras (Nigeria) Ltd	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras - Produção de Petròleo Lda	100.00		E.M.
FPSO Mystras - Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
Guangdong Contractor Snc	Montigny le Bretonneux (France)	EUR	1,000	Entreprise Nouvelle Marcellin sa Third parties	60.00 40.00	60.00	P.C.
Kazakhoil Bouygues Offshore Sarl	Almaty (Kazakhstan)	KZT	1,000,000	Saipem sa Third parties	50.00 50.00		Co.
Kwanda Suporto Logistico Lda	Luanda (Angola)	AOA	25,510,204	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda Third parties	40.00 60.00		E.M.
Lipardiz - Construção de Estruturas Maritimas, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
LNG - Serviços e Gestão de Projectos Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV Third parties	25.00 75.00		E.M.
Mangrove Gas Netherlands BV	Amsterdam (Netherlands)	EUR	2,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
Moss Krylov Maritime	St. Petersburg (Russian Federation)	RUB	98,000	Moss Maritime AS Third parties	50.00 50.00		E.M.
Moss Mosvold II Management Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00		E.M.
Nigetecsa Free Zone Enterprise	Olokola (Nigeria)	USD	40,000	Saipem International BV Third parties	50.00 50.00		E.M.
ODE North Africa Llc	Maadi - Cairo (Egypt)	EGP	100,000	Offshore Design Engineering Ltd	100.00		E.M.
Offshore Design Engineering Ltd	London (United Kingdom)	GBP	100,000	Saipem sa Doris Engineering sa	50.00 50.00	50.00	P.C.
PT Singgar - Doris	Jakarta (Indonesia)	IDR	2,298,750,000	Doris Engineering sa Third parties	50.00 50.00		E.M.
RPCO Enterprises Ltd	Nicosia (Cyprus)	EUR	17,100	Snamprogetti Netherlands BV Third parties	50.00 50.00	50.00	P.C.
Sabella sas	Quimper (France)	EUR	37,000	Sofresid Engineering sa Third parties	32.50 67.50		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(†) Investments reclassified to 'Assets held for sale'.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Saibos Akogep Snc	Montigny le Bretonneux (France)	EUR	39,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Saipar Drilling Co BV	Amsterdam (Netherlands)	EUR	20,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
Saipem Kharafi National MMO Fz Co	Dubai (United Arab Emirates)	AED	600,000	Saipem International BV Third parties	50.00 50.00		E.M.
Saipem Qatar Llc	Doha (Qatar)	QAR	2,000,000	Saipem International BV Third parties	49.00 51.00		E.M.
Saipem Taqa Al Rushaid Fabricators Co Ltd	Dammam (Saudi Arabia)	SAR	10,000,000	Saipem International BV Third parties	40.00 60.00		E.M.
Saipem Triune Engineering Private Ltd	New Delhi (India)	INR	200,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
Saipon snc	Montigny le Bretonneux (France)	EUR	20,000	Saipem sa Third parties	60.00 40.00	60.00	P.C.
SC TCPI Romania - Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Bucharest (Romania)	RON	172,500	Tecnoprojecto Internacional Projectos e Realizações Industriais SA	100.00		E.M.
SEA Tank Co sa	Paris (France)	EUR	46,800	Doris Engineering sa Third parties	99.62 0.38		Co.
Servicios de Construçiones Caucedo sa (**)	Santo Domingo (Dominican Republic)	DOP	100,000	Saipem sa Third parties	49.70 50.30		E.M.
SNC Saipem - Bouygues TP	Monaco (Principality of Monaco)	EUR	10,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Third parties	33.33 66.67	33.33	P.C.
Southern Gas Constructors Ltd	Lagos (Nigeria)	NGN	10,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
SPF - TKP Omifpro Snc	Paris (France)	EUR	50,000	Snamprogetti France sarl Third parties	50.00 50.00	50.00	P.C.
Starstroi Llc	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Starstroi - Maintenance Llc	Krasnodar (Russian Federation)	RUB	1,000,000	Starstroi Llc	100.00		E.M.
Starstroi - Sakhalin - Bezopasnost sarl	Yuzhno (Russian Federation)	RUB	300,000	Starstroi Security Llc	100.00		E.M.
Starstroi Security Llc	Krasnodar (Russian Federation)	RUB	300,000	Starstroi Llc	100.00		E.M.
Stat Assets Management sas	Nimes (France)	EUR	50,000	Stat Holding International Ltd	100.00		E.M.
Stat Holding International Ltd	North Harrow (United Kingdom)	GBP	10,000	Doris Engineering sa Third parties	70.00 30.00		E.M.
Stat Marine Llc	Houston (USA)	USD	10,000	Stat Holding International Ltd Third parties	94.00 6.00		E.M.
Stat Marine Ltd	North Harrow (United Kingdom)	GBP	1,000	Stat Holding International Ltd Third parties	94.00 6.00		E.M.
Stat Marine sas	Nimes (France)	EUR	40,582	Stat Holding International Ltd Third parties	93.91 6.09		E.M.
Stat Services sa	La Seyne sur Mer (France)	EUR	38,112	Stat Holding International Ltd Third parties	99.84 0.16		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
STTS Snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	60.00 40.00	60.00	P.C.
Sud-Soyo Urban Development Lda	Soyo (Angola)	AOA	20,000,000	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda Third parties	49.00 51.00		E.M.
T.C.P.I. Angola Tecnoprojecto Internacional sa	Luanda (Angola)	AOA	9,000,000	Petromar Lda Third parties	35.00 65.00		E.M.
Tchad Cameroon Maintenance BV	Rotterdam (Netherlands)	EUR	18,000	Saipem sa Third parties	40.00 60.00		E.M.
Technip-Zachry-Saipem LNG Lp	Houston (USA)	USD	5,000	TZS Llc (NV) TZS Llc (TX)	99.00 1.00	20.00	P.C.
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Porto Salvo - Concelho de Oeiras (Portugal)	EUR	700,000	Saipem sa Third parties	42.50 57.50		E.M.
TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	Funchal (Portugal)	EUR	5,000	TSKJ - Servições de Engenharia Lda	100.00		E.M.
TSKJ - Nigeria Ltd	Lagos (Nigeria)	NGN	50,000,000	TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	100.00		E.M.
TSKJ - Servições de Engenharia Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV Third parties	25.00 75.00		E.M.
TSLNG snc	Courbevoie (France)	EUR	20,000	Saipem sa Third parties	50.00 50.00	50.00	P.C.
TSS Dalia snc	Courbevoie (France)	EUR	0	Saipem sa Third parties	27.50 72.50	27.50	P.C.
TZS Llc (NV)	Reno (USA)	USD	10,000	Saipem America Inc Third parties	20.00 80.00	20.00	P.C.
TZS Llc (TX)	San Antonio (USA)	USD	5,000	Saipem America Inc Third parties	20.00 80.00	20.00	P.C.

The Saipem Group comprises 174 companies: 77 are consolidated using the full consolidation method, 31 with the proportionate consolidation method, 55 with the equity method, 7 with the cost method and 4 have been reclassified under 'Assets classified as held for sale'.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

Changes in the scope of consolidation

Changes in the scope of consolidation with respect to the consolidated financial statements as of December 31, 2008, are detailed below in date order:

New incorporations, disposals, liquidations and changes to the consolidation method:
- on January 16, 2009, **Frigstad Discoverer Invest (S) Pte**, previously consolidated using the full consolidation method, was delisted from the Register of Companies;
- on February 12, 2009, the Singapore company, **Caspian Barge Builders Pte**, was incorporated. The company is valuated using the equity method;
- on March 23, 2009, Saipem sa acquired the remaining 50% of **Saipem Aban Drilling Co Private Ltd (SADCO)**. As a consequence, the company, which was previously consolidated using the proportionate method, is now consolidated using the full consolidation method;
- on March 23, 2009, **Saipem Logistics Services Ltd**, previously consolidated using the full consolidation method, was valuated using the equity method, since it fell below the relevant size;
- on April 27, 2009, the Qatar company, **Saipem Qatar Llc**, was incorporated and is valuated using the equity method;
- on May 12, 2009, **SSS Capital Llc**, previously valuated using the equity method, was sold to third parties.

Changes of company names or transfers of holdings between group companies not affecting the scope of consolidation:
- on March 10, 2009, Saibos - Construções Maritimas, Lda changed name to **Saibos - Construções Maritimas, Unipessoal, Lda**;
- on June 24, 2009, Varisal - Serviços de Consultadoria e Marketing Lda changed name to **Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda**;
- on June 26, 2009, Frigstad Discoverer Invest Ltd changed name to **Saipem Discoverer Invest Sàrl**.

Changes in functional currencies

As of January 1, 2009, **Saipem Ukraine Llc** changed its functional currency from the Ukrainian hryvnia to the euro.
As of January 1, 2009, **ER SAI Caspian Contractor Llc** changed its functional currency from the Kazakhstan Tenge to the US Dollar.

Notes to the condensed consolidated interim financial statements

Current assets

1 Cash and cash equivalents

Cash and cash equivalents amounted to €1,040 million, representing a decrease of €358 million compared with December 31, 2008 (€1,398 million).

Cash and equivalents at period-end, 50% of which are denominated in euro, 24% in US dollars and 26% in other currencies, received an average interest rate of 0.74%. €697 million thereof (€874 million at December 31, 2008) are on deposit at Eni Group financial companies. Cash and cash equivalents included cash and cash on hand of €13 million (€28 million at December 31, 2008).

At June 30, 2009, there were no financial receivables due within 90 days.

The breakdown of cash and cash equivalents of Saipem and other Group companies at June 30, 2009 by geographical area (based on the country of domicile of the relevant company) was as follows:

(€ million)	
Italy	119
Rest of Europe	673
Asia-Pacific	90
Africa	132
Americas	26
Total	**1,040**

2 Other financial assets held for trading or available for sale

At June 30, 2009, other financial assets held for trading or available for sale amounted to €33 million (€36 million at December 31, 2008) and consisted of the following:

(€ million)	Dec. 31, 2008	June 30, 2009
Unlisted securities	36	33
Total	**36**	**33**

These assets related to units in collective investment schemes (Sicav) with maturities of less than three months held by a number of French associates.

3 Trade and other receivables

Trade and other receivables of €4,135 million (€4,255 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Trade receivables	3,384	3,297
Financing receivables for operating purposes	12	-
Financing receivables for non-operating purposes	260	87
Other receivables:		
- other	599	751
Total	**4,255**	**4,135**

Receivables are stated net of the provision for impairment losses of €86 million:

(€ million)	Dec. 31, 2008	Additions	Deductions	Translation differences	Other changes	June 30, 2009
Trade receivables	73	-	(7)	-	3	69
Other receivables	18	-	-	-	(1)	17
Total	**91**	**-**	**(7)**	**-**	**2**	**86**

Trade receivables amounted to €3,297 million, representing a decrease of €87 million. €249 million (€325 million at December 31, 2008) were due from parent companies (Eni SpA and its divisions).
Trade receivables from related parties are shown in Note 43 'Transactions with related parties'.
Trade receivables included retention amounts guaranteeing contract work in progress of €218 million (€213 million at December 31, 2008), of which €69 million were due within one year and €149 million due after one year.
Financing receivables for non-operating purposes of €87 million (€260 million at December 31, 2008) mainly related to the receivable held by Saipem SpA for the loan of working capital to the CEPAV Due Consortium of €48 million, to funds (€13 million) held by the subsidiary Snamprogetti Sud SpA in time deposit accounts with Eni Corporate (Eni SpA) and to funds held by the associates Saipem sa (€8 million) and Saipem UK Ltd (€10 million) in time deposit accounts with third parties.
Receivables from jointly controlled companies, with regard to the non-consolidated portion, were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
CEPAV (Consorzio Eni per l'Alta velocità) Uno	47	39
02 Pearl snc	-	8
Charville - Consultores e Serviços, Lda	5	4
Lipardiz - Construção de Estruturas Maritimas, Lda	2	-
FPSO Mystras	1	-
Saipar Drilling Co BV	1	2
Société pour la Realisation du Port de Tanger Mediterranée	2	3
STTS Snc	7	-
TSS Dalia snc	1	1
Saipon snc	2	6
Starstroi Llc	15	5
Total	**83**	**68**

Other receivables of €751 million consisted of the following:

(€ million)	Dec. 31, 2008	June 30, 2009
Receivables from:		
- insurance companies	6	7
- employees	21	18
- national insurance/social security contributions	2	4
- bank accounts due within/after one year	12	15
- foreign tax authorities other than tax credits	-	4
- consultants and professionals	-	1
Prepayments for services	450	616
Guarantee deposits	19	19
Customs and excise duties	-	2
Receivables from agents and representatives	-	2
Other	89	63
Total	**599**	**751**

Other receivables from related parties are shown in Note 43 'Transactions with related parties'.
The fair value of trade and other receivables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

4 Inventories

Inventories of €1,337 million (€1,397 million at December 31, 2008) were as follows:

	Dec. 31, 2008			June 30, 2009		
(€ million)	Contract work in progress	Other	Total	Contract work in progress	Other	Total
Raw and auxiliary materials and consumables	-	308	308	-	311	311
Contract work in progress	1,089	-	1,089	1,026	-	1,026
Total	**1,089**	**308**	**1,397**	**1,026**	**311**	**1,337**

Inventories are stated net of the valuation allowance of €4 million.

(€ million)	Dec. 31, 2008	Additions	Deductions	Other changes	June 30, 2009
Inventories valuation allowance	3	1	-	-	4
	3	**1**	-	-	**4**

Contract work in progress, amounting to €1,026 million (€1,089 million at December 31, 2008) included also sums associated with requests for payments not yet formally accepted by clients, but which are deemed probable and reasonably estimated. Work in progress for related parties is shown in Note 43 'Transactions with related parties'.

5 Current tax assets

Current tax assets of €55 million (€37 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Italian tax authorities	6	23
Foreign tax authorities	31	32
Total	37	55

The increase in current tax assets of €18 million related to changes in the amounts due to the parent company Saipem SpA from Italian tax authorities.

6 Other current tax assets

Other current tax assets of €318 million (€301 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Italian tax authorities	153	183
Foreign tax authorities	148	135
Total	**301**	**318**

The increase in other current tax assets of €17 million was mainly related to changes in the amounts due from Italian tax authorities for VAT credits.

7 Other current assets

Other current assets of €357 million (€420 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Fair value of non-hedging derivatives	125	73
Fair value of hedging derivatives	214	233
Other	81	51
Total	**420**	**357**

At June 30, 2009, the fair value of derivative instruments was equal to a positive amount of €306 million (€339 million at December 31, 2008).

The fair value of long-term currency swaps is shown under Note 13 'Other non-current assets'.

The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on period-end market data (exchange and interest rates).

The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at June 30, 2009, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the period-end exchange rate and the respective forward interest rate curves.

The fair value of derivative contracts by type is provided in the following table:

	Assets Dec. 31, 2008			Assets June 30, 2009		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
- forward currency contracts (Spot component)						
. purchase	91			11		
. sale	140			244		
Total	231			255		
- forward currency contracts (Forward component)						
. purchase	(10)			(2)		
. sale	(3)			4		
Total	(13)	851	2,107	2	303	3,825
Total derivative contracts qualified for hedge accounting	**218**			**257**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
- forward currency contracts (Spot component)						
. purchase	48			24		
. sale	82			50		
Total	130			74		
- forward currency contracts (Forward component)						
. purchase	(6)			(2)		
. sale	-			1		
Total	(6)	633	1,086	(1)	377	1,377
- commodities						
- other derivative contracts	1	-		-	-	
Total	1	26		-	-	
Total derivative contracts not qualified for hedge accounting	**125**			**73**		
Total	**343**			**330**		

Derivatives designated as cash flow hedges related to forward purchase and sale transactions (forward outrights and currency swaps).
The cash flows and the income statement impact of hedged highly probably forecast transactions at June 30, 2009 are expected to occur up until 2012.
During the first half of 2009, there were no cases of hedged items being no longer considered highly probable.
The fair value of derivatives assets designated as hedges at June 30, 2009 was equal to €257 million (€218 million at December 31, 2008). The effective portion (spot component) of fair value movements in these derivatives was deferred in a hedging reserve in equity (€245 million - €207 million at December 31, 2008) and recorded as revenues and operating expenses (€10 million - €24 million at December 31, 2008), while the forward component (the ineffective portion of fair value movements) was recognised as finance income (€2 million - finance expense of €13 million at December 31, 2008).
The fair value of derivative liabilities designated as hedges at December 31, 2008, analysed in Note 18 'Other current liabilities' and Note 23 'Other non-current liabilities', was equal to €202 million (€361 million at December 31, 2008). The spot component of fair value movements in these derivatives was deferred in a hedging reserve in equity (€157 million - €294 million at December 31, 2008) and recorded as revenues and operating expenses (€15 million - €45 million at December 31, 2008), while the forward component was recognised as finance income (€30 million - finance expense of €22 million at December 31, 2008).
During the half year, revenues and operating expenses were adjusted by a net negative amount of €59 million to reflect the effects of hedging. Another approximately €1 million was recorded as an increase in the cost of construction of tangible assets.
Other assets at June 30, 2009 amounted to €51 million, representing a decrease of €30 million compared with December 31, 2008 and consisted mainly of prepayments.
Other current assets pertaining to related parties are shown in Note 43 'Transactions with related parties'.

Non-current assets

8 Property, plant and equipment

Property, plant and equipment amounting to €5,816 million (€5,171 million at December 31, 2008) was as follows:

(€ million)	Gross value at Dec. 31, 2008	Accumulated depreciation and impairment at Dec. 31, 2008	Net value at Dec. 31, 2008	Investments	Depreciation	Impairment	Change in the scope of consolidation	Disposals	Translation differences	Other changes	Net value at June 30, 2009	Gross value at June 30, 2009	Accumulated depreciation and impairment at June 30, 2009
Property, plant and equipment	7,790	2,619	5,171	865	(216)	-	10	(3)	(14)	3	5,816	8,635	2,819
Total	**7,790**	**2,619**	**5,171**	**865**	**(216)**	**-**	**10**	**(3)**	**(14)**	**3**	**5,816**	**8,635**	**2,819**

Capital expenditure during the period amounted to €875 million (€2,031 million at December 31, 2008) and related to the following sectors: Offshore Drilling (€403 million), Offshore (€365 million), Onshore Drilling (€97 million) and Onshore (€10 million). Capital expenditure during the year included 'Changes in the scope of consolidation', amounting to €10 million. This amount relates to the positive difference – allocated to tangible assets – between the purchase price for the remaining 50% of the company Saipem Aban Drilling Co Private Ltd and the shareholders' equity of the purchased company.
The main items of capital expenditure during the period included:
- the continuation, in the Offshore sector, of the construction of a new pipelayer and a deepwater Field Development Ship, the purchase of the lay barge Piper (renamed Castoro 7), the construction of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- the continuation, in the Offshore Drilling sector, of the construction of two semi-submersible rigs, a new ultra-deepwater drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- the continuation, in the Onshore Drilling sector, of the upgrading and the construction of three rigs.

Finance expenses capitalised during the year, calculated using an average interest rate of 2.97%, amounted to €23 million (€51 million at December 31, 2008).
During the year, no government grants were recorded as a decrease of the carrying value of property, plant and equipment.
At June 30, 2009, all property, plant and equipment was free from pledges, mortgages and/or other obligations.
The total commitment on current items of capital expenditure at June 30, 2009 amounted to €1,050 million (€1,516 million at December 31, 2008).

Finance leases
Saipem currently has no finance leases.

9 Intangible assets

Intangible assets of €757 million (€755 million at December 31, 2008) were as follows:

(€ million)	Gross value at Dec. 31, 2008	Accumulated amortisation and impairment at Dec. 31, 2008	Net value at Dec. 31, 2008	Investments	Depreciation	Impairment	Impairment reversals	Disposals	Translation differences	Other changes	Net value at June 30, 2009	Gross value at June 30, 2009	Accumulated amortisation and impairment at June 30, 2009
Intangible assets with finite useful lives	130	105	25	4	(4)	-	-	-	1	-	26	135	109
Intangible assets with indefinite useful lives	730		730	1	-	-	-	-	-	-	731	731	-
Total	**860**	**105**	**755**	**5**	**(4)**	**-**	**-**	**-**	**1**	**-**	**757**	**866**	**109**

Goodwill of €731 million refers to the difference between the purchase price, inclusive of related costs, and the shareholders' equity of Saipem sa (€689 million), Sofresid sa (€21 million), the Moss Maritime Group (€13 million), Saipem India Project Ltd (€2 million), Saipem Energy Services SpA (€1 million) and to goodwill recorded by Saipem SpA in relation to the acquisition of interests in Syndial SpA (€3 million) and Ecos Group Srl (€2 million).
For impairment purposes, goodwill has been allocated to the following cash-generating units:

(€ million)	June 30, 2009
Offshore	416
Onshore	315
Total	**731**

The key assumptions adopted for assessing the recoverable amount of the CGU exceeding its carrying amount referred to operating results, the discount rate and the growth rates adopted to determine the terminal value. As the relevant assumptions included in the four-year plan used for impairment testing at December 31, 2008 did not change significantly in the period following the 2008 assessment, management believes that an update of the estimated recoverable amounts of the Offshore and Onshore CGUs is not necessary.

10 Investments accounted for using the equity method

Investments accounted for using the equity method of €48 million (€42 million at December 31, 2008) were as follows:

(€ million)	Opening net value	Acquisition and subscriptions	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Changes in the scope of consolidation	Currency translation differences	Other changes	Closing net value	Provision for impairment
December 31, 2008										
Investments in subsidiaries	6	-	-	-	-	-	-	(4)	2	-
Investments in associates	29	3	22	-	(17)	3	-	-	40	-
Total	**35**	**3**	**22**	**-**	**(17)**	**3**	**-**	**(4)**	**42**	**-**
June 30, 2009										
Investments in subsidiaries	2	-	-	-	-	1	-	(1)	2	-
Investments in associates	40	-	10	(1)	(4)	-	-	1	46	-
Total	**42**	**-**	**10**	**(1)**	**(4)**	**1**	**-**	**-**	**48**	**-**

Investments in subsidiaries and associates at June 30, 2009 are analysed in the section 'Scope of consolidation'.
The net share of profit and loss of investments accounted for using the equity method of €9 million related to shares in the profits of TSKJ Serviços de Engenharia Lda (€1 million), Doris Engineering sa (€2 million), Rosetti Marino SpA (€5 million), T.C.P.I. Angola Tecnoprojecto Internacional SA (€1 million), Kwanda Suporto Logistico Lda (€1 million) and to the share in the loss of Saipem Taqa Al Rushaid Fabricators Co Ltd (€1 million).
Deduction following the distribution of dividends of €4 million related to Rosetti Marino SpA (€2 million) and Doris Engineering SA (€2 million).
The net carrying value of investments accounted for using the equity method related to the following companies:

(€ million)	Group interest (%)	Net value at Dec. 31, 2008	Net value at June 30, 2009
Hazira Marine Engineering & Construction Management Private Ltd	99.99	1	1
Saipem Engineering Nigeria Ltd	95.00	1	1
Total subsidiaries		**2**	**2**
Doris Engineering sa	40.00	13	13
Rosetti Marino SpA	20.00	11	14
Kwanda Suporto Logistico Lda	40.00	6	7
Starstroi Security Llc	50.00	2	2
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	42.50	2	2
TSKJ - Serviços de Engenharia Lda	25.00	2	3
LNG - Serviços e Gestão de Projectos Lda	25.00	1	1
Saipem Taqa Al Rushaid Fabricators Co Ltd	40.00	1	-
SP - TKP Fertilizer Srl	50.00	1	1
Tchad Cameroon Maintenance BV	40.00	1	1
T.C.P.I. Angola Tecnoprojecto Internacional SA	35.00	-	1
Other minority interests		-	1
Total associates		**40**	**46**

11 Other investments

Other investments of €3 million (€2 million at December 31, 2008) were as follows

(€ million)	Opening net value	Acquisition and subscriptions	Revaluations	Impairment	Changes in the scope of consolidation	Currency translation differences	Other changes	Closing net value	Provision for impairment
December 31, 2008									
Investments in subsidiaries	1	-	-	-	-	-	-	1	2
Investments in associates	4	-	-	-	(4)	-	-	-	-
Investments in other companies	8	-	-	-	(3)	-	(4)	1	-
Total	**13**	**-**	**-**	**-**	**(7)**	**-**	**(4)**	**2**	**2**
June 30, 2009									
Investments in subsidiaries	1	-	-	-	-	-	-	1	2
Investments in associates	-	-	-	-	-	-	-	-	-
Investments in other companies	1	-	-	-	-	-	1	2	-
Total	**2**	**-**	**-**	**-**	**-**	**-**	**1**	**3**	**2**

Investments in subsidiaries and associates at June 30, 2009 are analysed in the section 'Scope of consolidation'.
'Other changes' related to a fair value adjustment of the investment in Nagarjuna Fertilizer & Chemicals Ltd.
The net carrying value of investments related to the following companies:

(€ million)	Group interest (%)	Net value at Dec. 31, 2008	Net value at June 30, 2009
Sud Est Cie	99.70	1	1
Total subsidiaries		**1**	**1**
Total associates		**-**	**-**
Nagarjuna Fertilizer and Chemicals Ltd	0.93	1	2
Total other		**1**	**2**

The total amount of assets and liabilities of subsidiaries is negligible and therefore the effects of exclusion from the scope of consolidation are considered immaterial.

12 Deferred tax assets

Deferred tax assets amounted to €82 million (€94 million at December 31, 2008).

(€ million)	Dec. 31, 2008	Additions /Deductions	Currency translation differences and other changes	June 30, 2009
Deferred tax assets	94	4	(16)	82
Total	**94**	**4**	**(16)**	**82**

13 Other non-current assets

Other non-current assets of €35 million (€17 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Fair value of hedging derivatives	4	24
Other receivables	5	3
Other	8	8
Total	**17**	**35**

The fair value of hedging derivatives related to forward currency contracts maturing in 2010 entered into by foreign associates. The amount consisted of the spot component (€23 million) and the forward component (€1 million). Further details can be found in Note 7 'Other current assets'.
Other receivables related mainly to amounts paid in compliance with local regulations to government bodies, to be refunded after a set period.

Current liabilities

14 Short-term debt

Short-term debt of €2,649 million (€2,613 million at December 31, 2008) was as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Banks	69	83
Other financial institutions	2,544	2,566
Total	**2,613**	**2,649**

The increase in short-term debt of €36 million was primarily due to increased financial requirements needed to implement the planned investment programme.
The current portion of long-term debt, amounting to €182 million (€7 million at December 31, 2008), is detailed in Note 19 'Long-term debt and current portion of long-term debt'.
The breakdown of short-term debt by issuing institution, currency and average interest rate was as follows:

(€ million)

		Dec. 31, 2008			June 30, 2009		
Issuing institution	Currency	Amount	Interest rate %		Amount	Interest rate %	
			from	to		from	to
CEPAV (Consorzio Eni per l'Alta Velocità) Due	Euro	43	-	-	43	-	-
Eni SpA	Euro	715	4.507	-	495	0.876	-
Eni Coordination Center SA	Euro	1,106	5.059	5.809	1,322	0.984	1.734
Eni Coordination Center SA	US Dollar	269	3.331	4.431	346	0.559	1.929
Eni Coordination Center SA	British Pound Sterling	260	5.829	5.912	350	0.923	-
Third parties	Euro	8	1.000	4.510	15	1.101	-
Third parties	US Dollar	171	3.201	17.750	27	0.434	13.160
Third parties	Nigerian Naira	25	14.250	15.000	31	16.500	-
Third parties	Other	16	variable		20	variable	
Total		**2,613**			**2,649**		

At June 30, 2009, Saipem had unused lines of credit amounting to €919 million (€1,273 million at December 31, 2008). These agreements carry interest charges based on prevailing market conditions. Commission fees on unused lines of credit were not significant.
At June 30, 2009, there were no unfulfilment of terms and conditions or violation of agreements in relation to financing contracts.

Trade and other payables

Trade and other payables of €6,274 million (€6,370 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Trade payables	3,276	3,353
Advances	2,790	2,536
Other payables	304	385
Total	**6,370**	**6,274**

Trade payables amounted to €3,353 million, representing an increase of €77 million due to increased Group activities.
Advances of €2,536 million (€2,790 million at December 31, 2008) consisted mainly of adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured (€1,003 million at June 30, 2009 - €1,836 million at December 31, 2008) and advances on contract work in progress received by Saipem SpA and foreign subsidiaries of €1,533 million.
Trade payables and advances to parent companies (Eni Corporate and Divisions) amounted to €13 million (€20 million at December 31, 2008).
Trade payables to Eni Group companies are shown in Note 43 'Transactions with related parties'.
Payables to jointly controlled companies, with regard to the non-consolidated portion, consisted of the following:

(€ million)	Dec. 31, 2008	June 30, 2009
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	19	14
Rodano Consortile Scarl	4	5
Modena Scarl	1	1
ASG Scarl	11	16
Lipardiz - Construção de Estruturas Maritimas, Lda	9	-
Guangdong Contractor Llc	10	-
Saipem Triune Engineering Private Ltd	1	1
Starstroi Llc	3	1
Saipon snc	-	2
Total	**58**	**40**

Other payables of €385 million were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Payables to:		
- employees	108	124
- guarantee deposits	-	4
- national insurance/social security contributions	58	41
- insurance companies	5	10
- creditors relating to advances	19	82
- consultants and professionals	4	4
- directors and statutory auditors	-	1
Other	110	119
Total	**304**	**385**

Other payables to related parties are shown in Note 43 'Transactions with related parties'.
The fair value of trade and other payables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

Income tax payables

Income tax payables of €130 million (€101 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Italian tax authorities	22	65
Foreign tax authorities	79	65
Total	**101**	**130**

The increase in income tax payables of €29 million related mainly to changes in the amounts owing by the Parent Company Saipem SpA to the Italian tax authorities.

Other current tax liabilities

Other current tax liabilities of €96 million (€110 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Italian tax authorities	51	16
Foreign tax authorities	59	80
Total	**110**	**96**

The decrease in other current tax liabilities of €14 million is mainly related to changes in the amounts owing by the Parent Company Saipem SpA to the Italian tax authorities, partly offset by VAT payable to foreign tax authorities by the foreign associate Saipem sa.

Other current liabilities

Other current liabilities of €179 million (€476 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Fair value of non-hedging derivatives	130	40
Fair value of hedging derivatives	307	137
Other	39	2
Total	**476**	**179**

At June 30, 2009, the fair value of derivatives was equal to a negative amount of €177 million (€437 million at December 31, 2008).
The following table shows the fair value of derivative assets and liabilities at December 31, 2008:

(€ million)	Dec. 31, 2008	June 30, 2009
Fair value of derivative assets	343	330
Fair value of derivative liabilities	(491)	(242)
Total	**(148)**	**88**

The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on period-end market data (exchange and interest rates).

The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at June 30, 2009, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the period-end exchange rate and the respective forward interest rate curves.
A liability of €14 million (€5 million at December 31, 2008), relating to the fair value of an interest rate swap entered into by Saipem SpA, has been recorded under Note 19 'Long-term debt and current portion of long-term debt'.
The fair value of interest rate swaps was determined by comparing the net present value at contractual conditions of swaps outstanding at June 30, 2009, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on EUR forward interest rates.
The fair value of derivative contracts by type is provided in the following table:

	Liabilities Dec. 31, 2008			Liabilities June 30, 2009		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	5	400		14	400	
- forward currency contracts (Spot component)						
. purchase	168			120		
. sale	166			38		
Total	334			158		
- forward currency contracts (Forward component)						
. purchase	(3)			4		
. sale	(22)			(8)		
Total	(25)	1,798	1,750	(4)	2,292	393
- commodities (Forward component)						
Total	47	90		34	61	
Total derivative contracts qualified for hedge accounting	**361**			**202**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	-			-		
- forward currency contracts (Spot component)						
. purchase	56			25		
. sale	69			12		
Total	125			37		
- forward currency contracts (Forward component)						
. purchase	2			1		
. sale	(6)			(1)		
Total	(4)	795	656	-	841	405
- commodities	1	3		-	1	
- other derivative contracts	8		62	3		23
Total	9			-		
Total derivative contracts not qualified for hedge accounting	**130**			**40**		
Total	**491**			**242**		

For a comprehensive analysis of the fair value of hedging derivatives, see Note 7 'Other current assets'.
Information on hedged risks and the hedging policy is given in the 'Basis of Presentation' section.
Other current amounted to €2 million (€39 million at December 31, 2008).
Other current liabilities pertaining to related parties are shown in Note 43 'Transactions with related parties'.

Non-current liabilities

19 Long-term debt and current portion of long-term debt

Long-term debt, including the current portion of long-term debt, amounted to €1,262 million (€1,113 million at December 31, 2008) and was as follows:

	Dec. 31, 2008			June 30, 2009		
(€ million)	Short-term portion	Long-term portion	Total	Short-term portion	Long-term portion	Total
Banks	4	475	479	175	300	475
Other financial institutions	3	631	634	7	780	787
Total	**7**	**1,106**	**1,113**	**182**	**1,080**	**1,262**

Long-term debt is shown below by year of maturity:

(€ million)

Type	Maturity range	2010	2011	2012	2013	After	Total
Banks	2010-2011	100	200	-	-	-	300
Other financial institutions	2010-2017	11	63	48	108	550	780
Total		**111**	**263**	**48**	**108**	**550**	**1,080**

Long-term debt amounted to €1,080 million, down €26 million versus December 31, 2008 (€1,106 million). The short-term portion of long-term debt rose by €175 million due to scheduled repayments to UniCredit and Interbanca.

Saipem SpA entered into certain facilities for €75 million with a number of financial institutions, subordinated to the maintenance of certain performance indicators based on the Saipem Group Consolidated Financial Statements. These conditions were complied with in the first half of 2009.

The following table analyses long-term debt, including the current portion of long-term debt, by issuing institution, currency, maturity and average interest rate:

(€ million)

			Dec. 31, 2008			June 30, 2009		
Issuing institution	Currency	Maturity	Amount	Interest rate %		Amount	Interest rate %	
				from	to		from	to
Eni SpA	Euro	2011-2017	407	4.950	-	417	4.950	-
Eni Coordination Center SA	Euro	2024	-	-	-	50	5.970	-
Eni Coordination Center SA	US Dollar	2010-2015	210	3.451	5.231	309	2.459	5.100
Third parties	Euro	2010-2011	479	4.507	4.882	476	0.876	1.351
Third parties	US Dollar	2009	8	-	-	-	-	-
Third parties	British Pound Sterling	2009	9	5.060	-	10	5.060	-
Total			**1,113**			**1,262**		

There was no debt secured by mortgages or liens on fixed assets of consolidated companies or by pledges on securities.

The fair value of long-term debt, including the current portion of long-term debt, amounted to €1,076 million (€948 million at December 31, 2008). It was calculated by discounting the expected future cash flows at the following rates:

(%)	2008	2009
Euro	2.52-3.66	1.43-3.99
US Dollar	1.12-2.97	1.37-3.40
British Pound Sterling	1.83-4.25	0.98-3.66

The difference between the fair value of long-term debt and its nominal value was mainly due to the debt of €400 million maturing in 2017.

The following table shows net borrowings as indicated in the section 'Financial and economic results' of the 'Operating and Financial Review':

	Dec. 31, 2008			June 30, 2009		
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash	1,398	-	1,398	1,040	-	1,040
B. Cash equivalents:						
- financing receivables for non-operating purposes due within 90 days	-	-	-	-	-	-
C. Available-for-sale and held-to-maturity securities	36	-	36	33	-	33
D. Liquidity (A+B+C)	**1,434**	**-**	**1,434**	**1,073**	**-**	**1,073**
E. Financing receivables	260	-	260	87	-	87
F. Short-term debt toward banks	69	-	69	83	-	83
G. Long-term debt toward banks	4	475	479	175	300	475
H. Short-term debt toward related parties	2,393	-	2,393	2,556	-	2,556
I. Long-term debt toward related parties	2	615	617	4	772	776
L. Other short-term debt	151	-	151	10	-	10
M. Other long-term debt	1	16	17	3	8	11
N. Total borrowings (-E+F+G+H+I+L+M)	**2,360**	**1,106**	**3,466**	**2,744**	**1,080**	**3,824**
O. Net borrowings (N-D)	**926**	**1,106**	**2,032**	**1,671**	**1,080**	**2,751**

Net borrowings include IRS liabilities. However, it does not include the fair value of derivatives indicated in Notes 7 and 13 'Other current assets' and 'Other non-current assets' and in Notes 18 and 23 'Other current liabilities' and 'Other non-current liabilities'. Current financing receivables for non-operating purposes of €87 million (€260 million at December 31, 2008) consisted mainly of amounts to be received by Saipem SpA from the CEPAV Due Consortium and financing receivables relating to time deposits at financial institutions.

20 Provisions for contingencies

Provisions for contingencies of €168 million (€185 million at December 31, 2008) were as follows:

(€ million)	Opening value	Increases	Deductions	Other changes	Closing value
December 31, 2008					
Provisions for taxes	49	17	(10)	10	66
Provisions for contractual penalties and disputes	25	24	(10)	(1)	38
Provisions for losses on investments	1	-	-	-	1
Provisions for redundancy incentives	1	-	-	(1)	-
Other	108	16	(38)	(6)	80
Total	**184**	**57**	**(58)**	**2**	**185**
June 30, 2009					
Provisions for taxes	66	1	-	(18)	49
Provisions for contractual penalties and disputes	38	3	(4)	6	43
Provisions for losses on investments	1	-	-	-	1
Other	80	6	(16)	5	75
Total	**185**	**10**	**(20)**	**(7)**	**168**

The **provisions for taxes**, amounting to €49 million, related entirely to disputes with foreign tax authorities that are either ongoing or potential based on recent assessments which failed to finalise all pending fiscal years.
The **provisions for contractual penalties and disputes** amounted to €43 million and consisted entirely of accruals by Saipem SpA and a number of foreign subsidiaries. This represents a best estimate of the amount that may be required to settle current disputes.
The **provisions for losses on investments** amounted to €1 million and related to losses of investments that are in excess of their carrying amounts. The provision related to investments held by Saipem sa.
Other provisions stood at €75 million and principally consisted of an estimate of expected losses on long-term contracts in the Offshore and Onshore sectors.
With respect to the foregoing liabilities, Saipem does not reasonably expect any material additional losses beyond the amounts already accrued.

21 Provisions for employee benefits

Provisions for employee benefits at June 30, 2009 amounted to €177 million (€173 million at December 31, 2008).

22 Deferred tax liabilities

Deferred tax liabilities of €60 million (€25 million at December 31, 2008) are shown net of offsettable deferred tax assets.

(€ million)	Dec. 31, 2008	Additions /Deductions	Currency translation differences and other changes	June 30, 2009
Deferred tax liabilities	25	30	5	60
Total	**25**	**30**	**5**	**60**

'Currency translation differences and other changes', which amounted to €5 million, related to an increase in offset deferred tax assets and liabilities at individual entity level, exchange rate gains and the recognition against equity of the deferred tax effect on the fair value evaluation of derivatives designated as cash flow hedges.

Net deferred tax liabilities consisted of the following:

(€ million)	Dec. 31, 2008	June 30, 2009
Deferred income taxes	(142)	(183)
Deferred income taxes available to be offset	117	123
	(25)	(60)
Deferred income taxes not available to be offset	94	82
Net deferred tax assets (liabilities)	**69**	**22**

Tax losses

Under Italian tax law, tax losses can be carried forward for up to five subsequent years, except for losses incurred in the first three years of activity of a company, which can be carried forward without time limit. Tax losses of foreign companies can be carried forward on average for more than five years, while a considerable part can be carried forward indefinitely. The tax rate applied by the Italian subsidiaries to determine the portion of carry-forwards tax losses to be utilised was 27.5%. The rate for foreign entities averaged out at 29.0%.

Tax losses, amounting to €462 million, related entirely to foreign companies and can be used in the following periods:

(€ million)	Italian subsidiaries	Foreign subsidiaries
2009	-	4
2010	-	-
2011	-	4
2012	-	-
2013	-	2
After 2013	-	29
Without limit	-	423
Total	-	**462**

Deferred tax assets recognised at June 30, 2009 on these losses amounted to €53 million.

Other non-current liabilities

Other non-current liabilities of €52 million (€49 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Fair value of hedging derivatives	49	51
Trade and other payables	-	1
Total	**49**	**52**

The fair value of hedging derivatives related mainly to commodity contracts entered into by Saipem SpA, with maturities from 2010-2012.

Further details can be found in Note 7 'Other current assets' and Note 18 'Other current liabilities'.

Shareholders' equity

24 Minority interest

Minority interest at June 30, 2009 amounted to €37 million (€21 million at December 31, 2008).
Minority interest in profit and shareholders' equity related to the following consolidated subsidiaries:

(€ million)	Dec. 31, 2008	June 30, 2009
ER SAI Caspian Contractor Llc	19	36
Saipem (Nigeria) Ltd	1	-
Saipem Contracting (Nigeria) Ltd	1	1
Total	**21**	**37**

25 Saipem shareholders' equity

Saipem shareholders' equity at June 30, 2009, amounting to €3,000 million can be analysed as follows:

(€ million)	Dec. 31, 2008	June 30, 2009
Share capital	441	441
Share premium reserve	55	55
Legal reserve	87	88
Reserve for buy-back of treasury shares	17	17
Cash flow hedge reserve	(89)	16
Cumulative currency translation differences	(85)	(89)
Other reserves	7	7
Retained earnings	1,536	2,217
Net profit for the period	914	374
Treasury shares	(126)	(126)
Total	**2,757**	**3,000**

26 Share capital

At June 30, 2009, the share capital of Saipem SpA, fully paid-up, amounted to €441 million, corresponding to 441,410,900 shares with a nominal value of €1 each, of which 441,265,452 are ordinary shares and 145,448 are savings shares.
On April 28, 2009, Saipem's Shareholders' Meeting approved a dividend distribution of €0.55 per ordinary share and €0.58 per savings share, with the exclusion of treasury shares.

27 Share premium reserve

The share premium reserve at June 30, 2009, amounting to €55 million, was unchanged from December 31, 2008.

28 Other reserves

At June 30, 2009, other reserves amounted to €39 million (negative €63 million at December 31, 2008) and consisted of the following items.

Legal reserve

At June 30, 2009, the legal reserve stood at €88 million. This represents the portion of profits, accrued as per Article 2430 of the Italian Civil Code, that cannot be distributed as dividends. The reserve increased by €1 million versus December 31, 2008, following the allocation of 2008 net profit.

Cash flow hedge reserve

This reserve showed a positive balance of €16 million and related to the fair value valuation of interest rate swaps, commodity hedges and the spot component of foreign currency hedging contracts at June 30, 2009.
The reserve is shown net of tax of €12 million (€7 million at December 31, 2008).

Cumulative currency translation differences

This reserve amounted to negative €89 million and related to exchange rate differences arising from the translation into euro of financial statements currencies other than the euro.

Reserve for the buy-back of treasury shares

This reserve amounted to €17 million and was unchanged from December 31, 2008.

Other reserves

'Other reserves' amounted to €7 million and were unchanged from December 31, 2008. They relate to the allocation of part of 2008 net profit, pursuant to Article 2426, 8-*bis* of the Italian Civil Code. This caption also comprises the revaluation reserve set up by Saipem SpA in previous years, amounting to €2 million.

Distributable reserves

Saipem's shareholders' equity at June 30, 2009 included distributable reserves of €2,404 million, some of which are subject to taxation upon distribution. A deferred tax liability has been recorded in relation to the share of reserves the Group expects to distribute (€46 million at June 30, 2009).

29 Treasury shares

Saipem SpA holds 6,282,129 treasury shares (6,347,700 at December 31, 2008), amounting to €126 million (€126 million at December 31, 2008). These are ordinary shares of Saipem SpA with a nominal value of €1 each.
Treasury shares are for allocation to the 2002-2007 stock option schemes. Operations involving treasury shares during the year were as follows:

	Number of shares	Average cost (€)	Total cost (€ million)	Share capital (%)
Treasury shares bought back				
2003 (from May 2)	2,125,000	6.058	13	0.48
2004	1,395,000	7.044	10	0.32
2005	3,284,589	10.700	35	0.74
2006	1,919,355	18.950	36	0.43
2007	848,700	25.950	22	0.19
2008	2,245,300	25.836	58	0.51
2009	-	-	-	-
Total	**11,817,944**	**14.745**	**174**	**2.67**
Less treasury shares allocated:				
- without consideration, as stock grants	1,616,400			
- against payment, as stock options	3,919,415			
Treasury shares held at June 30, 2009	**6,282,129**	**20.01**	**126**	**1.42**

At June 30, 2009, outstanding stock options amounted to 6,088,979 shares.
Further information on stock option and stock grant schemes are provided in Note 34 'Payroll and related costs'.

Reconciliation of statutory net profit and shareholders' equity to consolidated net profit and shareholders' equity

(€ million)	Dec. 31, 2007 Shareholders' equity	Dec. 31, 2007 Net profit	Dec. 31, 2008 Shareholders' equity	Dec. 31, 2008 Net profit	June 30, 2009 Shareholders' equity	June 30, 2009 Net profit
As reported in Saipem SpA's financial statements	**923**	**287**	**881**	**335**	**843**	**157**
Difference between the equity value of individual accounts of consolidated companies with respect to the corresponding book value in the statutory accounts of the Parent Company	757	585	1,377	653	1,660	235
Consolidation adjustments, net of effects of taxation:						
- difference between purchase cost and underlying book value of net equity	883	(2)	816	-	824	(1)
- elimination of unrealized intercompany profits	(284)	26	(271)	27	(257)	15
- other adjustments	20	(18)	(25)	(83)	(33)	(14)
Total shareholders' equity	**2,299**	**878**	**2,778**	**932**	**3,037**	**392**
Minority interest	(4)	(3)	(21)	(18)	(37)	(18)
As reported in consolidated financial statements	**2,295**	**875**	**2,757**	**914**	**3,000**	**374**

Guarantees, commitments and risks

Guarantees

Guarantees of €6,906 million (€7,446 million at December 31, 2008) were as follows:

(€ million)	Dec. 31, 2008 Unsecured	Dec. 31, 2008 Other guarantees	Dec. 31, 2008 Total	June 30, 2009 Unsecured	June 30, 2009 Other guarantees	June 30, 2009 Total
Associates	22	42	64	22	66	88
Consolidated companies	504	4,417	4,921	505	3,172	3,677
Own	30	2,431	2,461	20	3,115	3,135
Other	-	-	-	-	6	6
Total	**556**	**6,890**	**7,446**	**547**	**6,359**	**6,906**

Other guarantees issued for associated and consolidated companies of €3,238 million (€4,459 million at December 31, 2008) related to: (i) guarantees given to third parties relating to bid bonds and performance bonds of €3,167 million, including VAT recoverable from tax authorities of €39 million; (ii) letters of patronage issued to commissioning entities of €71 million.

Commitments

Saipem SpA, for the benefit of its customers, is committed to fulfiling the contractual obligations entered into by subsidiary or associate companies where they fail to fulfil the contractual obligations themselves, as well as to paying for any damages incurred as a result of any failure to meet those obligations.
These commitments guarantee contracts whose overall value amounted to €20,670 million (€21,207 million at December 31, 2008), including the backlog quota at June 30, 2009 relating to Group companies.

Risk management

The main risks that the Company is facing and actively monitoring and managing are described in the 'Risk management' section of the Operating and Financial Review.

Legal proceedings

Following the acquisition of Snamprogetti, Saipem is involved in civil and administrative proceedings and legal actions linked with the normal performance of its activities. Based on information at the company's disposal at the time of printing and in consideration of the provisions made for contingencies, Saipem deems that these proceedings and actions will not have significant negative effects on its consolidated financial statements.
A brief summary of the most important ongoing proceedings is provided hereafter. Unless otherwise stated, no provision has been made in relation to these proceedings.

CEPAV (Consorzio Eni per l'Alta Velocità) Due

The arbitration proceedings brought by the Consortium against 'Treno ad Alta Velocità' (High Speed Train, hereafter TAV) to recover damages for delays attributable to TAV, begun in 2000, are still ongoing. The proceedings, however, recognised the consortium's right to damages with a partial award issued on January 4, 2007. An independent technical appraisal requested by the arbitration committee is currently quantifying the amount of such damages. The deadline for the arbitration committee to file the arbitration award has been set for July 15, 2010.
TAV has appealed against the partial award, pleading the previous termination of the relevant agreement. Decree Law No. 7 of January 31, 2007 – subsequently converted into law – did in fact revoke the concession awarded by Ferrovie dello Stato to TAV SpA for the construction of the high-speed line from Milan-Verona line, and this revocation would also have affected the agreement that CEPAV Due signed with TAV SpA on October 15, 1991, leading to its termination. The judgment on appeal is currently ongoing. The hearing of the conclusions has been scheduled for January 28, 2011.
After the decree entered into force, the Consortium brought a second arbitration proceeding aimed at recovering damages for breaches of contract committed by TAV before the issue of the decree and for damages resulting from the revocation of the agreement. TAV has rejected any liability.
Following the launch of the above arbitration proceedings, Article 12 of Decree Law No. 112 of June 25, 2008, converted into Law No. 133 of August 6, 2008, provided for the 'Annulment of the revocation of the TAV concessions' and for the continuation without interruption of the agreement signed by CEPAV Due with TAV SpA on October 15, 1991 with RFI (Rete Ferroviaria Italiana) SpA. Judgment is still pending with regard to the damages suffered by the Consortium.
In April 2007, the Consortium considered filing an appeal with the Lazio Regional Administrative Court to obtain the annulment of the measures taken by the Ministry of Transport and Rete Ferroviaria Italiana in application of the decree law revoking the TAV concessions, but on November 5, 2008, it decided to abandon this course of action following the enactment of Law No. 133/2008.
In the arbitration proceedings, which continued in order to determine the damages suffered by the Consortium, the Board of Arbitrators scheduled a hearing for September 22, 2009 in relation to the conclusions of the independent appraisal. The plaintiffs have accepted the date of December 31, 2010 as the deadline for resolution of the proceedings.

CEPAV (Consorzio Eni per l'Alta Velocità) Uno - TAV SpA

As mentioned in previous financial statements, the CEPAV Uno Consortium (Eni Consortium for the High-Speed Railway Line), consisting of Snamprogetti SpA having a 50.1% stake; Saipem SpA a 0.26% stake; Consorzio Cooperative Costruzioni - CCC, a 21.34% stake; Grandi Lavori - Fincosit and Impresa Pizzarotti & C. a 14.15% stake each, signed an agreement with TAV SpA on October 15, 1991 and, subsequently, a supplemental agreement on August 3, 2000 and an addendum on June 27, 2003, for the construction of the Milan-Bologna high-speed railway line. These agreements were also signed by Eni SpA, acting as guarantor, to ensure the Consortium's timely and complete fulfilment of all the obligations included in the agreement, the subsequent supplemental agreement and addendum as well as any ensuing addenda/modifications. The Consortium has asked for an extension to the completion dates for the works and additional fees (€1,770,000,000, as at December 31, 2007).
An attempt to reach an amicable settlement ended unsuccessfully on March 14, 2006. For this reason, on April 27, 2006, notification of arbitration was sent to TAV. Preparatory proceedings are currently underway.
The deadline for the arbitration committee to file the arbitration award has been set for June 29, 2010.

TSKJ Consortium Investigations by U.S., Italian and other Authorities

Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by Halliburton/KBR, Technip and JGC. Beginning in 1994 the TSKJ Consortium has been involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria.

Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was sold by Eni to Saipem SpA in February 2006. Snamprogetti was subsequently merged into Saipem as of October 1, 2008.

The U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DoJ), and other authorities, including the Public Prosecutor's office of Milan, are investigating alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials.

The proceedings in the US: beginning in June 2004, Eni and Saipem/Snamprogetti have been voluntarily providing information in response to requests by the SEC and the DoJ in connection with the investigations. In February 2009, KBR and its former parent company, Halliburton, announced that they had reached a settlement with the SEC and the DoJ with respect to the TSKJ matter as well as other unspecified matters. KBR/Halliburton pleaded guilty to Foreign Corrupt Practices Act (FCPA) charges, for the conduct stemming from their participation in TSKJ, and they have agreed to pay a criminal fine of $402 million to the DoJ and a civil penalty of $177 million to the SEC. In view of the agreements entered into by KBR/Halliburton with the DoJ and SEC, the TSKJ matter could result in legal liability on the part of individuals as well as the other members of the TSKJ Consortium entities found in violation of the FCPA, and those entities could be subject to substantial fines and the imposition of ongoing measures by the US government to prevent future violations, including potentially a monitor of internal controls, and debarment from government contracts.

The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Public Prosecutor's office of Milan against unknown persons. Since March 10, 2009, the company received requests of exhibition of documents by the Public Prosecutor's office of Milan. On July 17, 2009, the date on which a search and attachment warrant was served on Saipem/Snamprogetti, the Public Prosecutor's office of Milan indicated to the company that it is investigating one or more people, including at least one former manager of Snamprogetti; previously, as far as the company knew, nobody was under formal investigation. The events under investigation cover the period since 1994 and also concern the period of time subsequent to the June 8, 2001 enactment of the Italian Legislative Decree No. 231 concerning the liability of legal entities. A violation of Legislative Decree June 8, 2001, No. 231, can result in the confiscation of criminal profits in addition to administrative penalties. During the preliminary investigations, the preventive attachment of such profits and other precautionary measures are possible.

On July 31, 2009, a decree issued by the Judge for Preliminary Investigation at the Court of Milan was served on Saipem SpA (as legal entity incorporating Snamprogetti SpA). The decree sets for September 22, 2009 a hearing in Court in relation to a proceeding pursuant to ex Legislative Decree No. 231 of June 8, 2001 whereby the Public Prosecutor of Milan is investigating Eni SpA and Saipem SpA for liability of legal entities arising from offenses involving international corruption charged to two former managers of Snamprogetti SpA.

The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving - directly or indirectly - any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. The above mentioned hearing allow Eni and Saipem to conduct own defence before any decision is made on the requested disqualification.

The events referred to the request of the Public Prosecutor of Milan cover practices of the TSKJ Consortium - in which Snamprogetti Netherlands BV has a 25% participation - in the period from 1995 to 2004. To this regard, the Public Prosecutor claims the inadequacy and violation of the organisational, management and control model adopted to prevent those offenses charged to people subject to direction and supervision.

At the time of the events under investigation, the company had adopted a code of practice and internal procedures with reference to the best practices at the time. Subsequently, such code and internal procedures have been improved aiming at the continuous improvement of internal controls. Furthermore, on July 14, 2008 Saipem approved a new Code of Ethics and a new Model 231 reaffirming that the belief that one is acting in favour or to the advantage of Saipem can never, in any way, justify - not even in part - any behaviours that conflict with the principles and contents of the Code.

An adverse conclusion of the investigations cannot be excluded. However, in connection with the sale of Snamprogetti to Saipem, Eni has agreed to indemnify Saipem for potential losses resulting from the investigations into the TSKJ matter.

EniPower - Inquiries by the Judiciary

As mentioned in previous financial statements, as part of the inquiries commenced by the Milan Public Prosecutor (criminal proceedings 2460/03 R.G.N.R. pending at the Milan Public prosecutor's office) into contracts awarded by EniPower to various companies, Snamprogetti SpA (as engineering and procurement services contractor), together with other parties, were served a

notice informing them that they were under investigation, pursuant to Article 25 of Legislative Decree 231/2001. Preliminary investigations ended in August 2007, with a favourable outcome for Snamprogetti, which was not included among the parties still under investigation for whom committals for trial have been requested.
Snamprogetti subsequently brought proceedings against the physical and legal persons implicated in transactions relating to the company and reached settlements with a number of parties that requested the application of settlement procedures. Following the conclusion of the preliminary hearing, criminal proceedings continued against former employees of the above companies as well as against employees and managers of a number of their suppliers, pursuant to Legislative Decree No. 231/2001. Meanwhile, Eni SpA, EniPower and Snamprogetti have all filed actions for damages.
The first trial hearing has been scheduled for January 2010.

Revenues

The following is a summary of the main components of revenues. Additional information about changes in revenues is provided under the 'Financial and economic results' section of the 'Operating and Financial Review'.

31 Net sales from operations

Net sales from operations were as follows:

(€ million)	First half 2008	First half 2009
Net sales from operations	4,165	5,051
Change in contract work in progress	454	107
Total	**4,619**	**5,158**

The information required by IAS 11, paragraphs 39, 40 and 42 is provided by business sector in Note 42.
Revenues from Eni Group companies amounted to €812 million (€492 million in the first half of 2008). Because of the nature of Saipem's business, revenues are not affected by significant cyclical or seasonal trends.

32 Other income and revenues

Other income and revenues were as follows:

(€ million)	First half 2008	First half 2009
Contract penalties and other trade revenues	1	-
Gains on disposal of assets	3	2
Compensation for damages	5	-
Other	5	8
Total	**14**	**10**

Operating expenses

The following is a summary of the main components of operating expenses. Additional information about changes in operating expenses is provided under the 'Financial and economic results' section of the 'Operating and Financial Review'.

Purchases, services and other

Purchases, services and other miscellaneous operating expenses included the following:

(€ million)	First half 2008	First half 2009
Production costs - raw, ancillary and consumable materials and goods	967	827
Production costs - services	2,170	2,459
Operating leases and other	193	324
Net provisions for contingencies	(3)	(11)
Other expenses	25	36
less:		
- capitalised direct costs associated with self-constructed assets	(11)	(32)
- changes in inventories of raw, ancillary and consumable materials and goods	(33)	3
Total	**3,308**	**3,606**

Production costs for services included agency fees of €63 million (€19 million during the first half of 2008).
Net provisions for contingencies are detailed in Note 20 'Provisions for contingencies'.
Purchase services and other expenses towards Eni Group companies amounted to €36 million (€35 million during the first half of 2008).

Payroll and related costs

Payroll and related costs were as follows:

(€ million)	First half 2008	First half 2009
Payroll	678	770
less:		
- capitalised direct costs associated with self-constructed assets	(5)	(7)
Total	**673**	**763**

Stock-based compensation

At June 30, 2009, Saipem SpA had not approved any new stock grant and stock option plans for Saipem managers.

STOCK OPTIONS

The following table shows changes in the stock option plans:

	2008			2009		
(€ thousand)	Number of shares	Average strike price	Market price (a)	Number of shares	Average strike price	Market price (a)
Options as of January 1, 2009	**5,497,696**	**16.319**	**150,390**	**6,144,650**	**19.20**	**72,630**
New options granted	1,339,000	25.872	33,261	-	-	-
(Options exercised during the period)	(686,396)	9.020	15,732	(55,671)	6.541	965
(Options cancelled during the period) (b)	(5,650)	-	-	-	-	-
Options outstanding as of June 30, 2009	**6,144,650**	**19.20**	**72,630**	**6,088,979**	**19.285**	**105,583**
Of which exercisable at June 30, 2009	**1,145,150**	**8.286**	**13,536**	**1,104,479**	**8.382**	**19,152**

(a) The market price relating to new options granted, options exercised in the period and options cancelled in the period corresponds to the average market value. The market price of shares underlying options outstanding at the beginning and end of the year is the price recorded at January 1 and June 30.
(b) Options cancelled relate to the termination of employment.

At June 30, 2009, outstanding stock options totalled No. 6,088,979 options for the purchase of No. 6,088,979 ordinary shares of Saipem SpA with a nominal value of €1.

	Number of shares	Strike price (€)	Average remaining life (years)	Fair value (€) for assignees resident in Italy	Fair value (€) for assignees resident in France
2002 plan	359,479	6.187	1	Not available	Not available
2003 plan	104,500	6.821	2	1.1928	1.1806
2004 plan	349,500	7.594	3	2.0935	2.0085
2005 plan	667,500	11.881	4	3.1029	2.9795
2006 plan	1,936,500	17.519	4	5.7208	6.1427
2007 plan	1,332,500	26.521	5	8.8966	9.5320
2008 plan	1,339,000	25.872	6	8.2186	8.7734
Total	**6,088,979**				

Average number of employees

The average number of employees, by category, for all consolidated companies was as follows:

(number)	First half 2008	First half 2009
Senior managers	426	432
Junior managers	3,699	3,996
White collars	14,223	15,710
Blue collars	14,648	16,094
Seamen	256	259
Total	**33,252**	**36,491**

The average number of employees was calculated as the arithmetic mean of the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to senior manager status.

35 Depreciation, amortisation and impairment

Depreciation, amortisation and impairment are detailed below:

(€ million)	First half 2008	First half 2009
Depreciation and amortisation:		
- tangible assets	160	216
- intangible assets	3	4
Impairment	-	-
less:		
- capitalised direct costs associated with self-constructed assets	-	-
Total	**163**	**220**

No impairment losses were recognised on tangible or intangible assets during the first half of 2009.

36 Other operating income and expenses

'Other operating income and expenses' related to the recognition in the income statement of the effects related to the valuation at fair value of those derivatives on commodities which cannot be qualified as hedging instruments under IFRS.

In the first half of 2009 they amounted to €3 million, which was in line with the figure recorded in the same period of the previous year.

37 Finance income (expense)

Finance income (expense) was as follows:

(€ million)	First half 2008	First half 2009
Positive (negative) exchange differences	(7)	(88)
Positive exchange differences	382	548
Negative exchange differences	(389)	(636)
Finance income (expense) related to net borrowings	**(51)**	**(15)**
Interest and other income from Group financial companies	35	9
Interest from banks and other financial institutions	5	23
Interest and other expense due to Group financial companies	(65)	(47)
Interest and other expense due to banks and other financial institutions	(26)	-
Other finance income (expense)	**18**	**2**
Other finance income	19	2
Other finance expense	(1)	-
Total finance income (expense)	**(40)**	**(101)**

Gains (losses) on derivatives consisted of the following:

(€ million)	First half 2008	First half 2009
Exchange rate derivatives	(12)	46
Interest rate derivatives	-	-
	(12)	**46**

The net gain on derivatives of €46 million (net loss of €12 million in the first half of 2008) was primarily due to the recognition in the income statement of the change in fair value of derivatives that do not qualify as hedging instruments under IFRS and changes in the value of the forward component of derivatives that qualify for hedge accounting.

38 Income (expense) from investments

The share of profit and loss of investments accounted for using the equity method and other gains from investments consisted of the following:

(€ million)	First half 2008	First half 2009
Share of profit and loss of investments accounted for using the equity method	7	9
Gain on disposals	187	-
Dividends	1	1
Total	**195**	**10**

The share of profit and loss of investments accounted for using the equity method is analysed under Note 9 'Investments accounted for using the equity method'.

Income taxes

Income taxes consisted of the following:

(€ million)	First half 2008	First half 2009
Current taxes:		
- Italian subsidiaries	68	49
- foreign subsidiaries	50	70
Net deferred tax assets (liabilities):		
- Italian subsidiaries	11	24
- foreign subsidiaries	2	2
Total	**131**	**145**

The effective tax rate during the period was 27% (28% in the first half of 2008).

Minority interest

Minority interest amounted to €18 million.

Earnings per share

Basic earnings per ordinary share are calculated by dividing net income for the period attributable to Saipem's shareholders by the weighted average of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares outstanding used for the calculation of the basic earnings per share outstanding for 2009 and 2008 was 434,955,466 and 436,046,616, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Saipem's shareholders by the weighted average of fully-diluted shares issued and outstanding during the period, with the exception of treasury shares and including the number of shares that could potentially be issued. At June 30, 2009, shares that could potentially be issued only regarded shares granted under stock option plans. The average number of shares outstanding used for the calculation of diluted earnings for 2008 and 2009 was 441,631,385 and 441,189,893, respectively. Reconciliation of the average number of shares used for the calculation of basic and diluted earnings per share is as follows:

		June 30, 2008	June 30, 2009
Average number of shares used for the calculation of the basic earnings per share		**436,046,616**	**434,955,466**
Number of potential shares following stock grant plans		242,300	-
Number of potential shares following stock option plans		5,183,369	6,088,979
Number of savings shares convertible into ordinary shares		159,100	145,448
Average number of shares used for the calculation of the diluted earnings per share		**441,631,385**	**441,189,893**
Saipem's net profit	(€ million)	501	374
Basic earnings per share	(€ per share)	1.16	0.86
Diluted earnings per share	(€ per share)	1.14	0.85

42 Information by industry segment

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Unallocated	Total
First half 2008						
Net sales from operations [(a)]	2,377	2,922	357	221	-	5,877
less: intersegment sales	636	480	119	23	-	1,258
Net sales to customers	1,741	2,442	238	198	-	4,619
Operating profit	237	131	91	33	-	492
Depreciation, amortisation and impairment	81	23	32	27	-	163
Net income from investments	4	191	-	-	-	195
Property, plant and equipment	1,971	118	1,801	401	-	4,291
Capital expenditure	380	29	447	112	11	979
Investments	20	15	-	-	-	35
Current assets	1,828	2,569	243	178	2,362	7,180
Current liabilities	1,725	2,902	217	123	3,496	8,463
Provisions for contingencies	12	89	-	-	86	187
First half 2009						
Net sales from operations [(a)]	2,978	2,861	411	314	-	6,564
less: intersegment sales	781	455	125	45	-	1,406
Net sales to customers	2,197	2,406	286	269	-	5,158
Operating profit	313	138	100	31	-	582
Depreciation, amortisation and impairment	98	26	46	50	-	220
Net income from investments	7	3	-	-	-	10
Property, plant and equipment	2,468	157	2,515	676	-	5,816
Capital expenditure	367	13	403	97	-	880
Investments	35	16	-	-	-	51
Current assets	2,217	3,281	197	134	1,446	7,275
Current liabilities	2,495	3,600	211	147	3,057	9,510
Provisions for contingencies	37	73	4	1	53	168

(a) Before elimination of intersegment sales.

Intersegment sales were conducted on an arm's length basis.
The following table contains information required by IAS 11 paragraphs 39, 40 and 42.

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Total
Net sales from operations	2,197	2,406	286	269	5,158
Change in contract work in progress	(138)	27	-	4	(107)
Change in deferred income	(354)	(481)	1	1	(833)
Progress billings	**1,705**	**1,952**	**287**	**274**	**4,218**
Operating expense	(1,887)	(2,270)	(186)	(238)	(4,581)
Change in provision for future losses	3	2	-	-	5
Costs incurred	**(1,884)**	**(2,268)**	**(186)**	**(238)**	**(4,576)**
Advances	276	1,257	-	-	1,533
Contract work in progress (a)	(407)	(619)	-	-	(1,026)
Deferred income (b)	458	542	2	1	1,003
Provision for future losses (c)	17	52	5	1	75
Total (a+b+c)	**344**	**1,232**	**7**	**2**	**1,585**

Transactions with related parties

Saipem SpA is a subsidiary of Eni SpA. Transactions with related parties entered into by Saipem SpA and/or companies within the scope of consolidation concern mainly the supply of services, the exchange of goods, and the provision and utilisation of financial resources with other Eni SpA subsidiaries or associated companies. These transactions are an integral part of ordinary day-to-day business and are carried out on an arm's length basis, i.e. at conditions which would be applied between independent parties. All transactions were carried out for the mutual benefit of the companies involved.
The tables below shows the value of the transactions of a trade, financial or other nature entered into with related parties. The analysis by company is based on the principle of relevance in relation to the total amount of transactions. Transactions not itemised because they are immaterial are aggregated under the following captions:
- Eni subsidiaries;
- Eni associates.

Trade and other transactions

Trade transactions as of and for the six-month period ended June 30, 2008 consisted of the following:

(€ million)

	June 30, 2008			First half 2008			
				Costs		Revenues	
Company	Receivables	Payables	Guarantees	Goods	Services	Goods and services	Other
Unconsolidated associates							
CEPAV (Consorzio Eni per l'Alta Velocità) Due	86	-	64	-	-	-	-
LNG - Serviços e Gestão de Projectos Lda	-	-	-	-	-	1	-
Consorzio ITA	1	-	-	-	-	1	-
TSKJ Italia Srl	-	-	22	-	-	-	-
Total	**87**	-	**86**	-	-	**2**	-
Unconsolidated subsidiaries							
Snamprogetti Africa (Nigeria) Ltd	2	-	-	-	-	-	-
Total	**2**	-	-	-	-	-	-
Eni companies							
Eni SpA	26	9	3,220	-	4	1	-
Eni SpA Exploration & Production Division	117	2	-	-	-	116	-
Eni SpA Gas & Power Division	7	-	-	-	-	10	-
Eni SpA Refining & Marketing Division	50	35	-	3	-	44	-
Agip Energy & Natural Resources (Nigeria) Ltd	19	-	-	-	-	11	2
Agip Karachaganak BV	1	-	-	-	-	2	-
Dunastyr Polisztirolgyàrtà	1	-	-	-	-	1	-
Ecofuel SpA	-	-	-	-	-	1	-
Eni Algeria Production BV	1	-	-	-	-	2	-
Eni Australia BV	43	7	-	-	-	41	-
Eni Congo SA	27	6	-	-	-	52	-
Eni Corporate University SpA	-	3	-	-	2	-	-
Eni Coordination Center SA	25	-	-	-	-	-	-
Eni Iran BV	8	2	-	-	-	3	-
Eni Insurance Ltd	-	-	-	-	-	-	2
Eni Mediterranea Idrocarburi SpA	9	-	-	-	-	11	-
Eni North Africa BV	12	-	-	-	-	24	-
EniPower Mantova SpA	5	-	-	-	-	4	-
EniPower SpA	2	4	-	-	-	3	-
EniServizi SpA	2	20	-	1	20	1	-
Eni Tunisia BV	17	-	-	-	-	17	-
GreenStream BV	4	-	-	-	-	2	-
Ieoc Production BV	1	-	-	-	-	1	-
Naoc - Nigerian Agip Oil Co Ltd	31	1	-	-	-	20	-
Nigerian Agip Exploration Ltd	1	-	-	-	-	-	-
Padana Assicurazioni SpA	-	-	-	-	2	-	-
Polimeri Europa SpA	16	4	-	-	1	12	-
Raffineria di Gela SpA	7	-	-	-	-	6	-
Serfactoring SpA	-	15	-	-	-	-	-
Snam Rete Gas SpA	31	29	-	-	-	19	-
Società EniPower Ferrara Srl	3	-	-	-	-	3	-
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	23	85	-	-	-	41	-
Sofid SpA	1	2	-	-	2	-	-
Stoccaggi Gas Italia SpA	10	1	-	-	-	10	-
Syndial SpA	56	5	2	-	-	33	-
Total Eni subsidiaries	**556**	**230**	**3,222**	**4**	**31**	**491**	**4**
Eni associates	2	-	-	-	-	1	-
Total Eni companies	**558**	**230**	**3,222**	**4**	**31**	**492**	**4**
Total transactions with related parties	**647**	**230**	**3,308**	**4**	**31**	**494**	**4**
Overall total	**3,117**	**4,813**	**4,817**	**967**	**2,170**	**4,619**	**14**
Impact (%)	**20.76**	**4.78**	**68.67**	**0.41**	**1.43**	**10.69**	**28.57**

Trade transactions as of and for the six-month period ended June 30, 2009 consisted of the following:

(€ million)

	June 30, 2009			**First half 2009**			
				Costs		Revenues	
Company	Receivables	Payables	Guarantees	Goods	Services	Goods and services	Other
Unconsolidated associates							
CEPAV (Consorzio Eni per l'Alta velocità) Due	53	-	64	-	-	-	-
LNG - Serviços e Gestao de Projectos Lda	-	-	24	-	-	-	-
Kwanda Suporto Logistico Lda	1	-	-	-	-	1	-
Saipem Taqa Al Rushaid Fabricators Co Ltd	2	-	-	-	-	2	-
Total	**56**	**-**	**88**	**-**	**-**	**3**	**-**
Eni companies							
Eni SpA	13	6	5,057	3	11	1	-
Eni SpA Exploration & Production Division	156	1	-	-	-	171	-
Eni SpA Gas & Power Division	2	3	-	-	-	-	-
Eni SpA Refining & Marketing Division	78	3	-	1	2	13	-
Agip Energy & Natural Resources (Nigeria) Ltd	11	-	-	-	-	11	-
Agip Karachaganak BV	1	-	-	-	-	2	-
Eni Algeria Production BV	2	-	-	-	-	2	-
Eni Angola SpA	18	-	-	-	-	28	-
Eni Australia BV	79	42	-	-	-	130	-
Eni Congo SA	54	2	-	-	-	40	-
Eni Corporate University SpA	-	4	-	-	2	-	-
Eni Coordination Center SA	4	-	-	-	-	-	-
Eni Hewett Ltd	2	-	-	-	-	4	-
Eni Iran BV	3	-	-	-	-	-	-
Eni Mediterranea Idrocarburi SpA	23	-	-	-	-	21	-
EniPower SpA	2	1	-	-	1	1	-
EniServizi SpA	3	30	-	-	16	1	-
Eni Tunisia BV	37	-	-	-	-	56	-
Eni Trading & Shipping	-	4	-	-	-	-	-
First Calgary Petroleum Ltd	-	110	-	-	-	35	-
GreenStream BV	3	-	-	-	-	2	-
Ieoc Production BV	1	-	-	-	-	1	-
Naoc - Nigerian Agip Oil Co Ltd	79	21	-	-	-	18	-
Nigerian Agip Exploration Ltd	1	-	-	-	-	-	-
Padana Assicurazioni SpA	-	-	-	-	-	-	-
Polimeri Europa SpA	14	-	-	-	-	11	-
Raffineria di Gela SpA	27	-	-	-	-	14	-
Serfactoring SpA	-	24	-	-	-	-	-
Snam Rete Gas SpA	36	-	-	-	-	23	-
Società EniPower Ferrara Srl	7	-	-	-	-	4	-
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	10	-	-	-	-	-	-
Sofid SpA	1	3	-	-	-	-	-
Stoccaggi Gas Italia SpA	14	1	-	-	-	14	-
Syndial SpA	44	-	-	-	-	13	-
Total Eni subsidiaries	**725**	**255**	**5,057**	**4**	**32**	**616**	**-**
Eni associates	142	9	-	-	-	196	-
Total Eni companies	**867**	**264**	**5,057**	**4**	**32**	**812**	**-**
Total transactions with related parties	**923**	**264**	**5,145**	**4**	**32**	**815**	**-**
Overall total	**4,135**	**6,274**	**6,906**	**827**	**2,459**	**5,158**	**10**
Impact (%)	**22.32**	**4.21**	**74.50**	**0.49**	**1.31**	**15.45**	**-**

The totals shown in the tables refer to the items 'trade receivables', 'trade payables', 'production costs - raw, ancillary and consumable materials and goods' and 'production costs - services' described in Notes 3, 15 and 33.
The Saipem Group provides services to Eni Group companies in all sectors in which it operates, both in Italy and abroad. Revenues from Eni associates amounted to €196 million, of which €148 million were from Agip Kazakhstan North Caspian Operating Co NV. Receivables from Eni associates amounted to €142 million, of which €123 million from Agip Kazakhstan North Caspian Operating Co NV.
Other transactions consisted of the following:

(€ million)	June 30, 2008			June 30, 2009		
	Other receivables	Other payables	Contract work in progress	Other receivables	Other payables	Contract work in progress
Eni SpA	108	100	1	314	185	53
Snam Rete Gas SpA	-	-	1	-	-	-
Società EniPower Ferrara Srl	-	-	3	-	-	-
Syndial SpA	-	-	1	-	-	2
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	-	-	3	-	-	-
Banque Eni SA	2	-	-	4	1	-
Eni Trading & Shipping SpA	3	-	-	-	34	-
Naoc - Nigerian Agip Oil Co Ltd	-	-	3	-	-	-
Serfactoring SpA	-	11	-	-	-	-
Total transactions with related parties	**113**	**111**	**12**	**318**	**220**	**55**
Overall total	**278**	**154**	**991**	**392**	**231**	**1,026**
Impact (%)	**40.6**	**72.08**	**1.2**	**81.1**	**95.2**	**5.4**

Financial transactions

Financial transactions as of and for the six-month period ended June 30, 2008 consisted of the following:

(€ million)

Company	June 30, 2008			First half 2008		
	Receivables	Payables	Commitments	Expenses	Income	Derivatives
Eni SpA	13	1,951	8,482	(34)	32	(13)
Banque Eni SA	-	-	350	-	-	3
CEPAV (Consorzio Eni per l'Alta Velocità) Due	-	43	-	-	-	-
Eni Coordination Center SA	-	1,342	-	(30)	3	-
Eni Dación BV	-	4	-	-	-	-
Eni Trading & Shipping SpA	-	-	23	(1)	-	3
Total transactions with related parties	**13**	**3,340**	**8,855**	**(65)**	**35**	**(7)**

Financial transactions also include transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.

Financial transactions as of and for the six-month period ended June 30, 2009 consisted of the following:

(€ million)

	June 30, 2009			First half 2009		
Company	Receivables	Payables	Commitments	Expenses	Income	Derivatives
Eni SpA	-	912	9,327	(23)	7	43
Banque Eni SA	-	-	106	-	-	4
Eni Coordination Center SA	-	2,377	-	(24)	2	-
CEPAV (Consorzio Eni per l'Alta Velocità) Due	-	43	-	-	-	-
Eni Trading & Shipping SpA	-	-	62	-	-	3
Total transactions with related parties	**-**	**3,332**	**9,495**	**(47)**	**9**	**50**

Financial transactions also include transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.
As the result of a special agreement between Saipem and the Eni Corporate Finance Unit (previously Enifin SpA), Eni SpA supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.
The impact of financial transactions and positions with related parties was as follows:

	June 30, 2008			June 30, 2009		
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Short-term debt	3,198	2,901	90.72	2,649	2,556	96.49
Long-term debt, including current portion	933	439	47.05	1,262	776	61.49

	First half 2008			First half 2009		
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Finance income	441	35	7.94	582	9	1.55
Finance expense	(481)	(65)	13.52	(683)	(47)	6.89
Derivatives	(12)	(10)	83.34	46	47	102.18
Other operating income and expenses	3	3	100.00	3	3	100.00

The main cash flows with related parties were as follows:

(€ million)	June 30, 2008	June 30, 2009
Revenues and other income	498	815
Costs and other expenses	(35)	(36)
Finance income (expenses) and derivatives	(37)	12
Net change in trade receivables and payables	200	361
Net cash provided by operating activities	**626**	**1,152**
Change in financial (payables) receivables	232	322
Net cash used in financing activities	**232**	**322**
Total cash flows with related parties	**858**	**1,474**

'Finance income (expenses) and derivatives' includes transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.
The impact of cash flows with related parties consisted of the following:

	June 30, 2008			June 30, 2009		
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided by operating activities	645	626	97.06	332	1,152	346.98
Cash used in investing activities	(656)	-	-	(875)	-	-
Cash used in financing activities	(67)	232	(346.27)	135	322	238.52

Information on jointly controlled entities

Information relating to jointly controlled entities, consolidated using the proportionate method are as follows:

(€ million)	June 30, 2008	June 30, 2009
Working capital, net	(75)	(122)
Total assets	749	477
Total liabilities	662	428
Revenues	732	450
Operating expense	710	438
Operating profit	22	12
Net profit for the period	14	10

44 Assets classified as held for sale

Assets classified as held for sale amounted to €68 million and related to the sale of the non-strategic investment in Fertilizantes Nitrogenados de Oriente CEC (design and construction of process plants), negotiations for the sale of which have moved more slowly than was originally anticipated.

45 Significant non-recurring events and operations

No significant non-recurring events and/or operations took place in the first half of 2008 or 2009.

46 Positions or transactions deriving from atypical or unusual transactions

No significant atypical and/or unusual transactions were performed in the first half of 2008 or 2009.

47 Subsequent events

Information on subsequent events is provided in the section 'Subsequent events' of the 'Operating and Financial Review'.

Certification of the Condensed Consolidated Interim Financial Statements pursuant to Article 81-*ter* of Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments

1. The undersigned Pietro Franco Tali and Giulio Bozzini in their quality as Deputy Chairman and CEO and manager responsible for the preparation of financial reports of Saipem SpA, respectively, pursuant to Article 154-*bis*, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that the internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2009 and during the period covered by the report, were:
- adequate to the company structure, and
- effectively applied during the process of preparation of the report.

2. Internal controls over financial reporting in place for the preparation of the 2009 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Saipem in accordance with the Internal Control - Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3. The undersigned officers also certify that:
3.1 the 2009 condensed consolidated interim financial statements:
a) were prepared in accordance with the evaluation and measurement criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (EC) No. 1606/2002 of the European Parliament and of the European Council of July 19, 2002;
b) correspond to the company's evidence and accounting books and entries;
c) fairly represent the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the periods presented in this report.

3.2 The Operating and Financial Review provides information regarding material events occurred during the first half of 2009 and their impact on condensed financial statements, as well as a description of the main risks and uncertainties for the second half of the year and related-party transactions.

July 29, 2009

Pietro Franco Tali	Giulio Bozzini
Deputy Chairman and CEO	Chief Financial Officer

Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE REVIEW OF CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2009

To the Shareholders of
Saipem SpA

1 We have reviewed the consolidated condensed interim financial statements of Saipem SpA and subsidiaries (Saipem Group) as of 30 June 2009 and for the six months then ended, comprising the balance sheet, the income statement and the statement of comprehensive income, the statements of changes in shareholders' equity and cash flows and the related explanatory notes. Saipem SpA's Directors are responsible for the preparation of the consolidated condensed interim financial statements in accordance with the international accounting standard (IAS 34), applicable to interim financial reporting, as adopted by the European Union. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with Resolution no. 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the consolidated condensed interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the above mentioned consolidated financial statements. The review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express a professional audit opinion on the consolidated condensed interim financial statements.

Regarding the amounts of the consolidated financial statements of the prior year and the consolidated condensed interim financial statements of the prior year presented for comparative purposes, reclassified to take into account the amendments introduced by IAS 1 (2007) to the financial statements presentation, reference should be made to our reports dated 6 April 2009 and 8 August 2008, respectively.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

3 Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim financial statements of Saipem Group as at 30 June 2009 have not been prepared, in all material respects, in accordance with the international accounting standard (IAS 34), applicable to interim financial reporting, as adopted by the European Union.

Milan, 5 August 2009

PricewaterhouseCoopers SpA

Signed by

Andrea Alessandri
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

(2)

Headquarters: San Donato Milanese (Milan) - Italy
Via Martiri di Cefalonia, 67
Branches:
Cortemaggiore (Piacenza) - Italy
Via Enrico Mattei, 20

eni

saipem

saipem Società per Azioni
Capital Stock €441,410,900 fully paid
Tax identification number and Milan Companies' Register No. 00825790157

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67 - 20097
San Donato Milanese (Milan) - Italy

Relation with institutional investors
and financial analysts
Fax +39-0252054295
e-mail: investor.relations@saipem.eni.it

Publications
Relazione Finanziaria Annuale (in Italian)
Annual Report (in English)

Interim Consolidated Report as of June 30
(in Italian and English)

Sustainability Report (in English)

Also available on Saipem's website:
www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Cover: Inarea
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Impronta Grafica - Cantù (Como) - Italy

www.saipem.eni.it